Financial highlights

	in / end of			% change		in / end of		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Net income (CHF million)

Net income/(loss) attributable to shareholders	793	2,354	(6,024)	(66)	–	6,724	(8,218)	–

of which from continuing operations	793	2,166	(5,486)	(63)	–	6,555	(7,687)	–

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	0.59	1.73	(4.87)	(66)	–	5.14	(7.51)	–

Basic earnings/(loss) per share	0.59	1.88	(5.34)	(69)	–	5.28	(8.01)	–

Diluted earnings/(loss) per share from continuing operations	0.56	1.67	(4.87)	(66)	–	5.01	(7.51)	–

Diluted earnings/(loss) per share	0.56	1.81	(5.34)	(69)	–	5.14	(8.01)	–

Return on equity (%)

Return on equity attributable to shareholders (annualized)	8.3	25.1	(62.0)	–	–	18.3	(21.1)	–

Core Results (CHF million)

Net revenues	6,533	8,917	(1,830)	(27)	–	33,617	11,862	183

Provision for credit losses	(40)	53	486	–	–	506	813	(38)

Total operating expenses	5,228	6,244	6,344	(16)	(18)	24,528	23,212	6

Income/(loss) from continuing operations before taxes	1,345	2,620	(8,660)	(49)	–	8,583	(12,163)	–

Core Results statement of operations metrics (%)

Cost/income ratio	80.0	70.0	–	–	–	73.0	195.7	–

Pre-tax income margin	20.6	29.4	–	–	–	25.5	(102.5)	–

Effective tax rate	34.3	16.3	36.7	–	–	21.4	37.8	–

Net income margin [1]	12.1	26.4	–	–	–	20.0	(69.3)	–

Assets under management and net new assets (CHF billion)

Assets under management from continuing operations	1,229.0	1,225.3	1,106.1	0.3	11.1	1,229.0	1,106.1	11.1

Net new assets	12.5	16.7	(12.6)	–	–	44.2	(3.0)	–

Balance sheet statistics (CHF million)

Total assets	1,031,427	1,064,208	1,170,350	(3)	(12)	1,031,427	1,170,350	(12)

Net loans	237,180	242,186	235,797	(2)	1	237,180	235,797	1

Total shareholders' equity	37,517	38,191	32,302	(2)	16	37,517	32,302	16

Tangible shareholders' equity [2]	27,922	28,520	22,549	(2)	24	27,922	22,549	24

Book value per share outstanding (CHF)

Total book value per share	32.09	32.63	27.75	(2)	16	32.09	27.75	16

Shares outstanding (million)

Common shares issued	1,185.4	1,185.0	1,184.6	0	0	1,185.4	1,184.6	0

Treasury shares	(16.2)	(14.6)	(20.7)	11	(22)	(16.2)	(20.7)	(22)

Shares outstanding	1,169.2	1,170.4	1,163.9	0	0	1,169.2	1,163.9	0

Market capitalization

Market capitalization (CHF million)	60,691	68,137	33,762	(11)	80	60,691	33,762	80

Market capitalization (USD million)	58,273	65,945	33,478	(12)	74	58,273	33,478	74

BIS statistics

Risk-weighted assets (CHF million)	221,609	221,983	257,467	0	(14)	221,609	257,467	(14)

Tier 1 ratio (%)	16.3	16.4	13.3	–	–	16.3	13.3	–

Total capital ratio (%)	20.6	20.9	17.9	–	–	20.6	17.9	–

Number of employees (full-time equivalents)

Number of employees	47,600	47,400	47,800	0	0	47,600	47,800	0

1 Based on amounts attributable to shareholders. 2 Tangible shareholders' equity attributable to shareholders is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders.

Dear shareholders

Hans-Ulrich Doerig, Chairman of the Board of Directors (left)
Brady W. Dougan, Chief Executive Officer (right)

Our environment and the way we do business have changed fundamentally over the past two years. Credit Suisse responded swiftly and responsibly to these changes with the implementation of a client-focused, capital-efficient strategy and a business model that enables us to generate less volatile earnings. As a result, we were able to achieve a strong performance in 2009, with net income of CHF 6.7 billion, a return on equity of 18.3% and net new assets of over CHF 44 billion. We also gained significant market share and maintained our industry-leading capital position: our tier 1 ratio was 16.3% as of the end of 2009.

Our business was resilient in the fourth quarter despite lower client trading activity in November and December. We recorded net income of CHF 0.8 billion, a return on equity of 8.3% and net new assets of CHF 12.5 billion.

Our fourth-quarter results include net fair value charges on Credit Suisse debt of CHF 0.3 billion (before tax) resulting from tightening credit spreads, and the additional CHF 0.5 billion (before tax) charge for the settlement with the US authorities relating to an investigation into US dollar payments and other practices involving parties that are subject to US economic sanctions. Excluding these items, after-tax net income would have been CHF 1.4 billion and the return on equity would have been 14.6%.

Performance of our businesses
In a market that is undergoing significant structural changes, our Private Banking business has outperformed. Net inflows were strong across most businesses and amounted to CHF 12.0 billion excluding net client outflows of CHF 5.6 billion relating to a tax amnesty in Italy. This resulted in net new assets of CHF 6.4 billion in Private Banking in the fourth quarter. In our Wealth Management Clients business we recorded a strong gross margin of 130 basis points in the fourth quarter. Wealth management remains a very attractive growth market. Having invested in our Private Banking business throughout the financial crisis, we now have the operating leverage to further improve our profitability when markets and the demand for comprehensive solutions recover. Furthermore, our international presence and our integrated business model put us in a very good position to grow our business and to gain further market share.

In Investment Banking, we continue to benefit from the action we took at the end of 2008 to reposition the business in a changed financial services sector. We achieved strong results in our underwriting and advisory businesses and solid results in cash equities and prime services in the fourth quarter of 2009. We also maintained or increased our market share across most products and regions. We are pleased with our record full-year pre-tax income and net revenues.

Our strategic measures in Asset Management have put us on the right track. We are particularly encouraged by our good net new assets of CHF 4.1 billion, improved operating performance and solid net revenues in the fourth quarter.

Our clients continue to benefit from our breadth of expertise and integrated approach to providing solutions. We generated CHF 5.2 billion in collaboration revenues from the integrated bank in 2009, including a record CHF 1.6 billion in the fourth quarter.

Our business in Switzerland continues to make a strong and stable contribution to our overall result. It accounted for CHF 11.8 billion of the CHF 41.6 billion in net new assets we generated in Private Banking in 2009. We will continue to invest in our home market as well as in our international expansion.

Our responsibilities – in the industry and towards society
As part of our commitment to play a responsible role in supporting an economic recovery, we have helped clients to invest in growth and to successfully manage difficult restructuring and liquidity situations. We are an important and committed lender to clients, demonstrated by the fact that we have maintained our lending in Switzerland at CHF 136.7 billion. We also remain actively engaged in discussions with regulators to foster a globally coordinated approach to regulation in an effort to build a more robust financial system, which is essential to economic growth.

As well as acting responsibly in the area of banking and maintaining a close dialog with our stakeholders, we have an important responsibility to our employees, to the environment and to society. For example, as one of Switzerland’s largest employers and providers of training, we have a duty to enhance the country’s position as a center of expertise and to promote entrepreneurship. We are taking long-term initiatives with this in mind: we plan to create a further 150 apprenticeships in Switzerland and to invest CHF 30 million over the next five years in training programs run by non-profit organizations that help young people to find an apprenticeship and enter the job market. In addition, in conjunction with the Swiss Venture Club, we will provide up to CHF 100 million of risk capital to small and medium-sized enterprises and young entrepreneurs, primarily to promote the creation of jobs in Switzerland. And as part of a program launched by the Swiss IT and communication technology umbrella association, we plan to invest up to CHF 10 million in promoting professional education in the IT sector. The program aims to create over 1,000 new IT apprenticeships in Switzerland by 2015. We believe that this investment in jobs and growth is in the interest of our shareholders.

In addition, through our education initiative we have helped to improve access to schooling for children and young people worldwide, while through our Disaster Relief Fund we have provided assistance to those affected by major catastrophes, including the recent earthquake in Haiti. In view of the emergency situation in Haiti, Credit Suisse made a USD 1 million donation to relief efforts, which was divided between the American and Swiss Red Cross societies. We also launched a global fundraising campaign among our employees. So far, our employees have donated over USD 1 million and our Disaster Relief Fund has matched all employee donations on a 2:1 basis. In total, including our initial donation, we have provided over USD 4 million to our Red Cross partners. We continue to evaluate relief needs on an ongoing basis and to explore ways to provide further effective support.

We recognize the need for institutions in our industry to change the way people are rewarded and incentivized. We have been using deferred, share-based compensation instruments for many years and in 2009 we were the first institution to announce the adoption of the guidelines for best practice that followed the G-20 summit. We implemented a new compensation structure that reaffirms Credit Suisse’s commitment to fair, balanced and performance-oriented compensation policies.

In line with this approach, members of the Executive Board at December 31, 2009 received no variable cash compensation for 2009 and all variable compensation they received for 2009 was in the form of deferred awards and subject to performance criteria, which may result in future negative adjustments. Total variable compensation for 2009 was down 21% compared to 2007 and average variable compensation was CHF 144,000, down from CHF 180,000 for 2007. Of the total variable compensation awarded across Credit Suisse for 2009, 40% was in the form of deferred awards and subject to performance criteria, which may result in future negative adjustments. Furthermore, close to 60% of the variable compensation awarded to managing directors for 2009 was in the form of deferred awards and subject to performance criteria, which may result in future negative adjustments. In Investment Banking, our compensation to revenue ratio in the full year 2009 was at the historically low level of 41%. Overall, we have tried to strike the right balance between paying our employees competitively, doing what is right for our shareholders and responding appropriately to regulatory initiatives as well as political and public concerns. We will continue to take a responsible approach to compensation.

Credit Suisse is committed to the highest standards of integrity and regulatory compliance. As mentioned above, in the fourth quarter we reached a settlement with the US authorities relating to an investigation into US dollar payments and other practices involving parties that are subject to US economic sanctions. We take this issue extremely seriously. We have enhanced our procedures and are taking action internally to highlight that such incidents will not be tolerated. We are confident that our control framework remains sound and enables us to remain a trusted financial partner to our clients.

Outlook
We began at a very early stage to equip our business for the challenges of the new environment. During the last 18 months, in addition to successfully implementing a client-focused, capital-efficient strategy, we exited most of our proprietary trading businesses and took decisive action to meet regulatory requirements for capital and leverage. Thanks to our forward-looking approach, we entered this period of unprecedented industry change already in a robust position, having made considerable progress on our plans. We believe that Credit Suisse is well positioned to succeed in the face of the regulatory initiatives that are currently being discussed.

We have had a strong start to the quarter with strong client activity. Our transaction pipelines and net new asset inflows are the best we have seen since the crisis.
We are confident about our prospects for 2010 given the strength of our business model, our competitive position and our ability to generate capital. The Board of Directors will propose a cash dividend of CHF 2.00 per share for 2009.

Yours sincerely

Hans-Ulrich Doerig Brady W. Dougan
February 2010

Dear shareholders
Credit Suisse at a glance
Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Results by division
Private Banking
Wealth Management Clients
Corporate & Institutional Clients
Investment Banking
Asset Management
Overview of results and assets under management
Results
Assets under management
Treasury and Risk management
Treasury management
Risk management
Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Note 2 Business developments and subsequent events
Note 3 Discontinued operations
Note 4 Segment reporting
Note 5 Net interest income
Note 6 Commissions and fees
Note 7 Other revenues
Note 8 Provision for credit losses
Note 9 Compensation and benefits
Note 10 General and administrative expenses
Note 11 Earnings per share
Note 12 Trading assets and liabilities
Note 13 Investment securities
Note 14 Loans
Note 15 Other assets and liabilities
Note 16 Long-term debt
Note 17 Accumulated other comprehensive income
Note 18 Tax
Note 19 Employee share-based compensation and other compensation benefits
Note 20 Pension and other post-retirement benefits
Note 21 Derivatives and hedging activities
Note 22 Guarantees and commitments
Note 23 Transfers of financial assets and variable interest entities
Note 24 Fair value of financial instruments
Note 25 Assets pledged or assigned
Note 26 Subsidiary guarantee information
Note 27 Litigation
Investor information
Investor information

For purposes of this report, unless the context otherwise requires, the terms “Credit Suisse,” “the Group,” “we,” “us” and “our” mean Credit Suisse Group AG and its consolidated subsidiaries. The business of Credit Suisse AG, the Swiss bank subsidiary of the Group, is substantially similar to the Group, and we use these terms to refer to both when the subject is the same or substantially similar. We use the term “the Bank” when we are only referring to Credit Suisse AG, the Swiss bank subsidiary of the Group, and its consolidated subsidiaries.

In various tables, use of “–” indicates not meaningful or not applicable.

Credit Suisse at a glance
Credit Suisse
As one of the world’s leading financial services providers, we are committed to delivering our combined financial experience and expertise to corporate, institutional and government clients and high-net-worth individuals worldwide, as well as to retail clients in Switzerland. We serve our diverse clients through our three divisions, which cooperate closely to provide holistic financial solutions based on innovative products and specially tailored advice. Founded in 1856, we have a truly global reach today, with operations in over 50 countries and 47,600 employees from approximately 100 different nations.

Private Banking
In Private Banking, we offer comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth and ultra-high-net-worth individuals worldwide. We supply banking products and services to individual clients, including affluent, high-net-worth and ultra-high-net-worth clients, and corporates and institutions in Switzerland.

Investment Banking
In Investment Banking, we offer investment banking and securities products and services to corporate, institutional and government clients around the world. Our products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

Asset Management
In Asset Management, we offer integrated investment solutions and services to institutions, governments and private clients. We provide access to a wide range of investment classes, building on our global strengths in alternative investments and traditional investment strategies.

Credit Suisse results
Operating environment
Credit Suisse
Core Results
Key performance indicators
Operating environment
The economic recovery continued in 4Q09, but there were signs that economic growth began to moderate. Ratings downgrades of various sovereigns led to some concerns about the ability of governments to repay high levels of public debt. The financial sector was impacted by early year end profit-taking after strong gains from the 1Q09 low.

Economic environment
In 4Q09, the global economic recovery continued, but there were signs that economic growth began to moderate. Growth in industrial production eased to more sustainable levels, and leading indicators showed signs of stabilization. After companies reduced inventories sharply during the recession, they started to rebuild in 4Q09, providing a temporary boost to production. Divergences among countries and regions became more pronounced in reported 3Q09 gross domestic product (GDP) figures. While several countries emerged from recession (Switzerland, the US) and others continued their recovery (China, India, Brazil), output in some countries continued to contract (Spain). The repercussions of the global recession on public finances had major effects on the financial markets of some smaller countries, in particular those running significant budget deficits. In late November, a government-owned investment company in Dubai asked creditors for a standstill agreement to extend the maturities of all debt repayments until May 2010, roiling financial markets globally.

Inflation increased modestly, mainly due to base effects from last year's sharp fall in energy prices, but core inflation remained contained in most countries. Differences in economic performance were reflected in monetary policy. Central banks in Australia and Norway, commodity-driven economies that only experienced mild recessions, began to raise interest rates. In some emerging markets that had maintained high interest rates, or even raised them during the crisis in order to prevent a sharp depreciation of their currencies, central banks lowered benchmark rates (Turkey, Hungary). While most major central banks continued to signal that interest rates will remain unchanged in the near term, they started to gradually reduce some of their extraordinary intervention. In late September, the US Federal Reserve (Fed) announced it would slow down the pace of mortgage debt purchases, the Bank of England (BoE) reduced its volume of gilt purchases from GBP 50 billion to GBP 25 billion and the European Central Bank (ECB) announced the phase-out of its one-year and six-month repo operations.

Euro and Swiss franc bond yields moved in a narrow band in 4Q09. US dollar bond yields increased, in particular for long tenors, due to better than expected US economic data (refer to the charts "Yield curves"). Yields on Greek government bonds rose sharply after Fitch cut its rating on Greece in early December for the second time in two months, and the EU increased pressure on Greece to reduce its very high budget deficit.

Emerging markets showed much greater growth potential than developed markets, reflecting the robust finances of most regional emerging market economies. As a result, emerging markets equities produced average returns above 5% in 4Q09, outperforming equities in developed markets. Volatility normalized in 4Q09, with temporary spikes related to news such as Dubai's debt restructuring (refer to the charts "Equity markets").

The US dollar continued to depreciate in October and November, reaching new lows against the euro and the Swiss franc, but appreciated toward the end of 4Q09. The initial US dollar weakness was the result of a continued lack of interest rate support for the US dollar, reflecting high financing needs due to the budget and current account deficits. The euro also benefited from central bank reserves diversification from US dollars into euros. The drivers for the strengthening of the US dollar in December were stronger macroeconomic data, which led to market expectations that US interest rates would rise earlier, and the scaling back of short US dollar positions as the year end approached.

In 4Q09, commodity prices were somewhat higher, driven by strong gains in the agricultural and metal markets. In many commodity markets, supply and demand balances started to tighten along with the recovery in global economic growth, pushing prices higher. After the lackluster performance of agricultural commodities markets during 3Q09, prices picked up, driven by downward revisions in supply projections. Base metal prices continued their upward trend, despite declining import demand from China and rising exchange warehouse inventories, as expectations of improving demand outside China pushed industrial metal prices higher. Precious metals prices mainly benefited from strong investment demand along with declining real interest rates and a weakening US dollar. Central bank purchases also supported gold prices. Energy sector commodities underperformed during 4Q09.

Sector environment
Profit taking and year-end positioning in 4Q09 resulted in relative underperformance of the sector versus the market (refer to the charts “Equity markets”).
The global investment banking fee pool was up 24% compared to 3Q09 and 66% compared to 4Q08. Equity capital markets led the global fee pool in 4Q09, with a share of 46%, followed by debt capital markets with 25%, mergers and acquisitions (M&A) with 22% and loan activity 7%.

Global equity markets were up slightly from 3Q09, with most of the major European stock markets showing higher volumes, but the US reporting lower volumes. Market activity was much lower in November and December as investors took profits and repositioned their portfolios earlier. Global bond market volumes decreased 6% compared to 3Q09 and 19% compared to 4Q08, with the most significant drop in corporate debt volumes.

Equity underwriting increased, with record follow-on issuances and rebounding initial public offering (IPO) markets. Global equity underwriting fees increased 43% compared to 3Q09 and 228% compared to 4Q08.

Global debt underwriting fees were down 4% compared to 3Q09 and up 112% compared to 4Q08. European debt underwriting fees were down 5% compared to 3Q09 and up 97% compared to 4Q08.
Announced global M&A volumes were up 46% compared to 3Q09 and 22% compared to 4Q08. In Europe, announced M&A volumes were up 28% compared to 3Q09, and down 25% compared to 4Q08. Completed global M&A volumes were up 41% compared to 3Q09, and down 21% compared to 4Q08. In Europe, completed M&A volumes increased 19% compared to 3Q09, and decreased 43% compared to 4Q08.

Global syndicated lending recorded the lowest annual volume in 2009 since 2002, with volumes down 36% compared to 2008. Global volumes increased 37% in 4Q09 compared to 3Q09.
Regulators and governments continued their focus on regulatory reform, capital and liquidity requirements, compensation and systemic risk. The sector was impacted by intensifying discussions by governments regarding taxation of variable compensation. The UK announced a plan to apply a 50% levy on all 2009 variable compensation over GBP 25,000 paid by financial institutions to employees. France stated it would follow this model. Regulatory proposals, such as US capital and leverage proposals, were delayed and are expected in 2010. The Basel Committee on Banking Supervision (BCBS) published consultative proposals on capital and liquidity. For more information, refer to – Core Results – Regulatory proposals.

Market volumes (growth in %)

	Global			Europe

end of 4Q09	QoQ	YoY		QoQ	YoY

Equity trading volume [1]	2	(16)		7	(15)

Fixed income trading volume [2]	(6)	(19)		(15)	(29)

Announced mergers and acquisitions [3]	46	22		28	(25)

Completed mergers and acquisitions [3]	41	(21)		19	(43)

Equity underwriting [3]	43	228		27	184

Debt underwriting [3]	(4)	112		(5)	97

Syndicated lending - investment grade [3]	37	(36)	[4]	–	–

1 London Stock Exchange, Borsa Italiana, Deutsche Börse, BME and Euronext. Global also includes New York Stock Exchange and NASDAQ 2 Deutsche Börse and Federal Reserve Bank of New York 3 Dealogic 4 Compares YTD 09 with YTD 08

Credit Suisse
In 4Q09, we recorded net income attributable to shareholders of CHF 793 million. Diluted earnings per share were CHF 0.56. Annualized return on equity attributable to shareholders was 8.3%. We continued to reduce risk and our capital position remained strong with a BIS tier 1 ratio of 16.3%. For 2009, we recorded net income attributable to shareholders of CHF 6,724 million compared to a loss of CHF 8,218 million in 2008. Return on equity attributable to shareholders for 2009 was 18.3%.

Results

	in / end of			% change		in / end of		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Statements of operations (CHF million)

Net interest income	1,914	1,719	2,656	11	(28)	6,891	8,536	(19)

Commissions and fees	3,942	3,313	3,181	19	24	13,750	14,812	(7)

Trading revenues	548	3,489	(6,736)	(84)	–	12,151	(9,880)	–

Other revenues	311	1,349	(3,569)	(77)	–	502	(4,200)	–

Net revenues	6,715	9,870	(4,468)	(32)	–	33,294	9,268	259

Provision for credit losses	(40)	53	486	–	–	506	813	(38)

Compensation and benefits	2,467	3,841	3,027	(36)	(19)	15,013	13,254	13

General and administrative expenses	2,298	1,935	2,773	19	(17)	7,701	7,809	(1)

Commission expenses	530	498	593	6	(11)	1,997	2,294	(13)

Total other operating expenses	2,828	2,433	3,366	16	(16)	9,698	10,103	(4)

Total operating expenses	5,295	6,274	6,393	(16)	(17)	24,711	23,357	6

Income/(loss) from continuing operations before taxes	1,460	3,543	(11,347)	(59)	–	8,077	(14,902)	–

Income tax expense/(benefit)	461	427	(3,175)	8	–	1,835	(4,596)	–

Income/(loss) from continuing operations	999	3,116	(8,172)	(68)	–	6,242	(10,306)	–

Income/(loss) from discontinued operations	0	188	(538)	(100)	100	169	(531)	–

Net income/(loss)	999	3,304	(8,710)	(70)	–	6,411	(10,837)	–

Less net income/(loss) attributable to noncontrolling interests	206	950	(2,686)	(78)	–	(313)	(2,619)	(88)

Net income/(loss) attributable to shareholders	793	2,354	(6,024)	(66)	–	6,724	(8,218)	–

of which from continuing operations	793	2,166	(5,486)	(63)	–	6,555	(7,687)	–

of which from discontinued operations	0	188	(538)	(100)	100	169	(531)	–

Earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	0.59	1.73	(4.87)	(66)	–	5.14	(7.51)	–

Basic earnings/(loss) per share	0.59	1.88	(5.34)	(69)	–	5.28	(8.01)	–

Diluted earnings/(loss) per share from continuing operations	0.56	1.67	(4.87)	(66)	–	5.01	(7.51)	–

Diluted earnings/(loss) per share	0.56	1.81	(5.34)	(69)	–	5.14	(8.01)	–

Return on equity (%)

Return on equity attributable to shareholders (annualized)	8.3	25.1	(62.0)	–	–	18.3	(21.1)	–

Return on tangible equity attributable to shareholders (annualized) [1]	11.1	34.1	(87.5)	–	–	25.1	(29.3)	–

Number of employees (full-time equivalents)

Number of employees	47,600	47,400	47,800	0	0	47,600	47,800	0

1 Based on tangible shareholders' equity attributable to shareholders, which is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Credit Suisse and Core Results

	Core Results			Noncontrolling interests without SEI			Credit Suisse

in	4Q09	3Q09	4Q08	4Q09	3Q09	4Q08	4Q09	3Q09	4Q08

Statements of operations (CHF million)

Net revenues	6,533	8,917	(1,830)	182	953	(2,638)	6,715	9,870	(4,468)

Provision for credit losses	(40)	53	486	0	0	0	(40)	53	486

Compensation and benefits	2,428	3,826	2,996	39	15	31	2,467	3,841	3,027

General and administrative expenses	2,270	1,920	2,755	28	15	18	2,298	1,935	2,773

Commission expenses	530	498	593	0	0	0	530	498	593

Total other operating expenses	2,800	2,418	3,348	28	15	18	2,828	2,433	3,366

Total operating expenses	5,228	6,244	6,344	67	30	49	5,295	6,274	6,393

Income/(loss) from continuing operations before taxes	1,345	2,620	(8,660)	115	923	(2,687)	1,460	3,543	(11,347)

Income tax expense/(benefit)	461	427	(3,175)	0	0	0	461	427	(3,175)

Income/(loss) from continuing operations	884	2,193	(5,485)	115	923	(2,687)	999	3,116	(8,172)

Income/(loss) from discontinued operations	0	188	(538)	0	0	0	0	188	(538)

Net income/(loss)	884	2,381	(6,023)	115	923	(2,687)	999	3,304	(8,710)

Less net income/(loss) attributable to noncontrolling interests	91	27	1	115	923	(2,687)	206	950	(2,686)

Net income/(loss) attributable to shareholders	793	2,354	(6,024)	–	–	–	793	2,354	(6,024)

Statement of operations metrics (%)

Cost/income ratio	80.0	70.0	–	–	–	–	78.9	63.6	–

Pre-tax income margin	20.6	29.4	–	–	–	–	21.7	35.9	–

Effective tax rate	34.3	16.3	36.7	–	–	–	31.6	12.1	28.0

Net income margin [1]	12.1	26.4	–	–	–	–	11.8	23.9	–

1 Based on amounts attributable to shareholders.

Core Results
In 4Q09, we recorded net income attributable to shareholders of CHF 793 million. Private Banking reported sound revenues and net new assets of CHF 6.4 billion. Investment Banking reported strong results in underwriting and advisory businesses as well as solid results in cash equities and prime services, despite a decline in client trading activity during the quarter. Asset Management benefited from improved performance and asset management fees.

Core Results

	in / end of			% change		in / end of		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Statements of operations (CHF million)

Net interest income	1,890	1,688	2,626	12	(28)	6,763	8,409	(20)

Commissions and fees	3,917	3,312	3,198	18	22	13,702	14,755	(7)

Trading revenues	525	3,489	(6,715)	(85)	–	12,127	(9,853)	–

Other revenues	201	428	(939)	(53)	–	1,025	(1,449)	–

Net revenues	6,533	8,917	(1,830)	(27)	–	33,617	11,862	183

Provision for credit losses	(40)	53	486	–	–	506	813	(38)

Compensation and benefits	2,428	3,826	2,996	(37)	(19)	14,927	13,179	13

General and administrative expenses	2,270	1,920	2,755	18	(18)	7,604	7,739	(2)

Commission expenses	530	498	593	6	(11)	1,997	2,294	(13)

Total other operating expenses	2,800	2,418	3,348	16	(16)	9,601	10,033	(4)

Total operating expenses	5,228	6,244	6,344	(16)	(18)	24,528	23,212	6

Income/(loss) from continuing operations before taxes	1,345	2,620	(8,660)	(49)	–	8,583	(12,163)	–

Income tax expense/(benefit)	461	427	(3,175)	8	–	1,835	(4,596)	–

Income/(loss) from continuing operations	884	2,193	(5,485)	(60)	–	6,748	(7,567)	–

Income/(loss) from discontinued operations	0	188	(538)	(100)	100	169	(531)	–

Net income/(loss)	884	2,381	(6,023)	(63)	–	6,917	(8,098)	–

Less net income attributable to noncontrolling interests	91	27	1	237	–	193	120	61

Net income/(loss) attributable to shareholders	793	2,354	(6,024)	(66)	–	6,724	(8,218)	–

of which from continuing operations	793	2,166	(5,486)	(63)	–	6,555	(7,687)	–

of which from discontinued operations	0	188	(538)	(100)	100	169	(531)	–

Statement of operations metrics (%)

Cost/income ratio	80.0	70.0	–	–	–	73.0	195.7	–

Pre-tax income margin	20.6	29.4	–	–	–	25.5	(102.5)	–

Effective tax rate	34.3	16.3	36.7	–	–	21.4	37.8	–

Net income margin [1]	12.1	26.4	–	–	–	20.0	(69.3)	–

Number of employees (full-time equivalents)

Number of employees	47,600	47,400	47,800	0	0	47,600	47,800	0

1 Based on amounts attributable to shareholders.

Core Results include the results of our three segments, the Corporate Center and discontinued operations. Core Results exclude revenues and expenses in respect of noncontrolling interests in which we do not have SEI. The Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, the Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Our Core Results are impacted by changes in credit spreads for Credit Suisse debt carried at fair value. In 2Q09, we entered into a transaction designed to reduce the volatility of these changes. In the transaction (the FVOD transaction) we made loans, which we carry at fair value, to Alpine Securitization Corp. (Alpine), a multi-seller commercial paper (CP) conduit administered by Credit Suisse. The Group does not have any ownership interest in Alpine. The FVOD transaction was designed to offset a significant portion of the volatility in credit spread movements on Credit Suisse vanilla debt. Following the FVOD transaction, the aggregate gains on this Credit Suisse debt as of the end of 1Q09 are reversed and charged to the segments on a straight-line amortization basis, and the difference between this amortization and the net impact on valuation adjustments on this Credit Suisse debt from changes in credit spreads are included in the Corporate Center. For information on the impact of accounting changes on the FVOD transaction effective 1Q10, refer to – Accounting changes adopted in 1Q10.

In managing the business, revenues are evaluated in the aggregate, including an assessment of trading gains and losses and the related interest income and expense from financing and hedging positions. For this reason, individual revenue categories may not be indicative of performance.

Certain reclassifications have been made to prior periods to conform to the current presentation.
Results overview
In 4Q09, we recorded net income attributable to shareholders of CHF 793 million, compared to a net loss attributable to shareholders of CHF 6,024 million in 4Q08. Net revenues were CHF 6,533 million compared to negative CHF 1,830 million in 4Q08. Total operating expenses were CHF 5,228 million, down 18%. Our 4Q09 results included fair value losses of CHF 738 million on Credit Suisse vanilla debt, mostly offset by gains of CHF 466 million from the FVOD transaction. CHF 260 million of the net fair value losses was charged to the segments (primarily Investment Banking), reflecting the straight-line amortization, and CHF 12 million was included in the Corporate Center.

In Private Banking, net revenues were CHF 3,000 million, a decline of 4% from 4Q08. Recurring revenues declined 5%, mainly reflecting a decline in net interest income. Net interest income decreased due to lower margins on slightly lower average loan volumes, partly offset by higher margins on deposits on slightly higher average volumes. Recurring commissions and fees were stable, reflecting strong performance fees from Hedging-Griffo offset by a decline in other asset-based commissions and fees. The decline in other asset-based commissions and fees reflected the shift into lower margin investments, also within managed investment products, and the ongoing cautious investor behavior. Average assets under management increased 6.6%. Transaction-based revenues were down 4%, reflecting fair value losses of CHF 30 million in 4Q09 from the Clock Finance transaction compared to fair value gains of CHF 57 million in 4Q08, and lower brokerage fees, mostly offset by higher integrated solutions revenues and product issuing fees.

In Investment Banking, net revenues increased to CHF 3,038 million from negative CHF 4,618 million in 4Q08. Key client businesses generated revenues of CHF 2.7 billion, reflecting solid contributions from cash equities, global rates and foreign exchange, prime services, advisory and other fees and US residential mortgage-backed securities (RMBS) secondary trading, although most trading businesses reflected a slowdown in client trading activity during the quarter. Our repositioned businesses had revenues of CHF 0.6 billion for the quarter, driven by US leveraged finance, emerging markets trading and corporate lending. We had minimal losses in our exit businesses. Debt underwriting revenues increased significantly, primarily due to strong results in leveraged finance and higher revenues from investment grade debt issuance, driven by higher industry-wide issuance volumes. Equity underwriting revenues increased, driven by higher levels of industry-wide equity issuance volumes. Advisory and other fees increased slightly, in line with an increase in completed M&A market share, partially offset by lower levels of global completed M&A activity. Fixed income trading revenues increased significantly, primarily driven by strong revenues from leveraged finance and emerging markets businesses. We had minimal net valuation reductions in commercial mortgage-backed securities (CMBS) and net valuation gains on RMBS and collateralized debt obligations (CDO) businesses, compared to significant losses in 4Q08, mostly in exit businesses. We also reported higher revenues, compared to losses in 4Q08, in our commodities and high grade businesses. We had lower revenues from our global rates, foreign exchange and corporate lending businesses. Equity trading revenues increased significantly, primarily driven by revenues in our derivatives business compared to losses in structured derivatives positions in 4Q08, which we have significantly reduced in 2009, and losses in our corporate and flow derivatives business in 4Q08. We had modest revenues from trading strategies and convertibles compared to significant losses in 4Q08. Revenues from our prime services and cash equities businesses were solid. Net revenues included net fair value losses of CHF 243 million on Credit Suisse debt compared to significant gains in 4Q08.

In Asset Management, net revenues and net revenues before securities purchased from our money market funds and investment-related losses were CHF 637 million. Asset management fees of CHF 364 million were up 4%, reflecting higher fees primarily from fund administration services, though asset management fees in alternative investment strategies decreased 4% across most products. Average assets under management in 4Q09 declined 6.3% compared to 4Q08. Placement fees decreased, reflecting the continued difficult fundraising environment. Performance fees and carried interest increased, mainly in liquid strategies relating to management of the Partner Asset Facility (PAF). Equity participations and joint venture revenues increased significantly, reflecting increased performance-based fees from Hedging-Griffo and gains from the sale of two joint ventures. Asset Management had investment-related losses, primarily in private equity investments in the real estate, financial services and energy sectors, partially offset by gains in credit-related investments.

Corporate Center loss from continuing operations before taxes of CHF 701 million primarily reflected an additional charge of CHF 467 million for the settlement with US authorities relating to US dollar payments and other practices involving parties subject to US economic sanctions.

Provision for credit losses was a net release of CHF 40 million in 4Q09, with net releases of CHF 66 million in Investment Banking and net provisions of CHF 26 million in Private Banking.
Total operating expenses decreased 18% compared to 4Q08, reflecting decreased compensation and benefits and lower general and administrative expenses. The decrease in compensation and benefits reflected the CHF 596 million of severance and other compensation expenses associated with the accelerated implementation of our strategy in 4Q08. Excluding the CHF 596 million in 4Q08, compensation and benefits was flat, primarily due to the reversal of previously accrued performance-related compensation and the full-year view of risk-adjusted profitability in Investment Banking, offset by higher performance-related compensation in Asset Management and Private Banking. 4Q08 included the deferral of compensation under the Cash Retention Award (CRA) program. Compensation and benefits in 4Q09 included CHF 48 million of compensation expense, representing PAF gains, reflected in trading revenues, which were reclassified in Corporate Center, as the PAF gains and offsetting compensation expense were included in Investment Banking trading revenues. General and administrative expenses decreased, reflecting the decline in goodwill and intangible assets impairments compared to charges in 4Q08, lower non-credit-related provisions and lower professional fees. IT expenses decreased, reflecting the CHF 120 million of IT impairments in 4Q08, partly offset by costs related to IT investment in 4Q09. 4Q09 non-credit-related provisions included the additional CHF 467 million charge for the sanctions settlement and 4Q08 non-credit-related provisions of CHF 640 million included CHF 456 million of net provisions related to auction rate securities (ARS) and CHF 190 million from the close-out of a client account in Private Banking, the Corporate Center charge of CHF 150 million from captive insurance proceeds in Private Banking related to ARS and the litigation release of CHF 333 million in Investment Banking.

The Core Results effective tax rate was 34.3% in 4Q09, compared to 16.3% in 3Q09. The effective tax rate primarily reflected the impact of the geographical mix of results. Excluding the 4Q09 pre-tax charge of CHF 467 million (CHF 378 million after tax) for the sanctions settlement, the tax rate was 30.4%. Net deferred tax assets decreased CHF 69 million to CHF 8,819 million as of the end of 4Q09.

Assets under management from continuing operations were CHF 1,229.0 billion as of the end of 4Q09, an increase of CHF 3.7 billion compared to the end of 3Q09. We had net asset inflows of CHF 6.4 billion in Private Banking and CHF 4.1 billion in Asset Management.

For 2009, net income attributable to shareholders was CHF 6,724 million, compared to a net loss attributable to shareholders of CHF 8,218 million in 2008. Net revenues were CHF 33,617 million compared to CHF 11,862 million in 2008, primarily reflecting Investment Banking negative revenues of CHF 1,971 million in 2008. Total operating expenses were CHF 24,528 million, up 6%, mainly due to increased performance-related compensation, reflecting improved risk-adjusted profitability in Investment Banking and the deferral of compensation under the CRA program in 2008.

Core Results reporting by division

	in			% change		in		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Net revenues (CHF million)

Wealth Management Clients	2,572	2,429	2,519	6	2	9,871	10,697	(8)

Corporate & Institutional Clients	428	404	620	6	(31)	1,791	2,210	(19)

Private Banking	3,000	2,833	3,139	6	(4)	11,662	12,907	(10)

Investment Banking	3,038	5,046	(4,618)	(40)	–	20,537	(1,971)	–

Asset Management	637	765	(356)	(17)	–	1,842	632	191

Corporate Center	(142)	273	5	–	–	(424)	294	–

Net revenues	6,533	8,917	(1,830)	(27)	–	33,617	11,862	183

Provision for credit losses (CHF million)

Wealth Management Clients	9	(5)	115	–	(92)	33	141	(77)

Corporate & Institutional Clients	17	40	15	(58)	13	147	(8)	–

Private Banking	26	35	130	(26)	(80)	180	133	35

Investment Banking	(66)	18	355	–	–	326	679	(52)

Corporate Center	0	0	1	–	(100)	0	1	(100)

Provision for credit losses	(40)	53	486	–	–	506	813	(38)

Total operating expenses (CHF million)

Wealth Management Clients	1,871	1,711	2,287	9	(18)	6,940	8,047	(14)

Corporate & Institutional Clients	246	220	205	12	20	891	877	2

Private Banking	2,117	1,931	2,492	10	(15)	7,831	8,924	(12)

Investment Banking	2,074	3,282	2,487	(37)	(17)	13,366	11,142	20

Asset Management	478	454	300	5	59	1,807	1,817	(1)

Corporate Center	559	577	1,065	(3)	(48)	1,524	1,329	15

Total operating expenses	5,228	6,244	6,344	(16)	(18)	24,528	23,212	6

Income/(loss) from continuing operations before taxes (CHF million)

Wealth Management Clients	692	723	117	(4)	491	2,898	2,509	16

Corporate & Institutional Clients	165	144	400	15	(59)	753	1,341	(44)

Private Banking	857	867	517	(1)	66	3,651	3,850	(5)

Investment Banking	1,030	1,746	(7,460)	(41)	–	6,845	(13,792)	–

Asset Management	159	311	(656)	(49)	–	35	(1,185)	–

Corporate Center	(701)	(304)	(1,061)	131	(34)	(1,948)	(1,036)	88

Income/(loss) from continuing operations before taxes	1,345	2,620	(8,660)	(49)	–	8,583	(12,163)	–

Core Results reporting by region

	in			% change		in		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Net revenues (CHF million)

Switzerland	2,066	2,145	2,417	(4)	(15)	8,800	10,096	(13)

EMEA	1,570	2,447	(2,190)	(36)	–	9,009	138	–

Americas	2,316	3,299	(1,406)	(30)	–	12,794	660	–

Asia Pacific	723	753	(656)	(4)	–	3,438	674	410

Corporate Center	(142)	273	5	–	–	(424)	294	–

Net revenues	6,533	8,917	(1,830)	(27)	–	33,617	11,862	183

Income/(loss) from continuing operations before taxes (CHF million)

Switzerland	784	728	943	8	(17)	3,295	4,426	(26)

EMEA	205	783	(3,737)	(74)	–	2,146	(6,642)	–

Americas	932	1,230	(3,303)	(24)	–	4,262	(6,923)	–

Asia Pacific	125	183	(1,502)	(32)	–	828	(1,988)	–

Corporate Center	(701)	(304)	(1,061)	131	(34)	(1,948)	(1,036)	88

Income/(loss) from continuing operations before taxes	1,345	2,620	(8,660)	(49)	–	8,583	(12,163)	–

A significant portion of our business requires inter-regional coordination in order to facilitate the needs of our clients. The methodology for allocating our results by region is dependent on management judgment. For Private Banking, results are allocated based on the management reporting structure of our relationship managers and the region where the transaction is recorded. For Investment Banking, trading results are allocated based on where the risk is primarily managed and fee-based results are allocated where the client is domiciled. For Asset Management, results are allocated based on the location of the investment advisors and sales teams.

Dividend proposal
Our Board of Directors will propose a cash dividend of CHF 2.00 per share for 2009 at the annual general meeting (AGM) on April 30, 2010.
Management and Board of Directors changes
In January 2010, we announced that Pamela Thomas-Graham joined Credit Suisse in the newly created role of Chief Talent, Branding and Communications Officer. She is a member of the Executive Board and has global responsibility for human resources, corporate communications, corporate branding and advertising.

In December 2009, we announced that Hans-Ulrich Doerig will remain Chairman of the Board of Directors until the AGM in April 2011 when he will be succeeded by Vice Chairman Urs Rohner.
Regulatory proposals
Government leaders and regulators continued to focus on reform of the financial services industry, including capital, leverage and liquidity requirements, changes in compensation practices and systemic risk. G-20 leaders pledged to increase regulation and improve coordination of oversight of banks and financial institutions. In December 2009, the BCBS published consultative proposals, aimed at strengthening capital, liquidity and the resilience of the banking sector, which are expected to be finalized at the end of 2010 and implemented over time. The US Congress and regulators continued working to restructure the regulatory framework for financial services in the US. The US administration and other governments proposed the imposition of taxes and other levies on financial institutions, including on certain compensation and liabilities. The US administration also proposed prohibiting certain activities, including investing in private equity and hedge funds and proprietary trading unrelated to serving clients, and limiting the size, of certain depositary financial institutions. Any final regulations or legislation could result in additional costs or limit or restrict the way we conduct our business, although uncertainty remains about the impact of regulatory reform. We believe the regulatory response must be closely coordinated on an international basis to provide a level playing field and must be carefully balanced to ensure a strong financial sector and global economy. We believe we are well positioned for regulatory reform, as we have reduced risk and maintained strong capital, funding and liquidity. We made changes to the structure of compensation for 2009 consistent with the G-20 guidelines for best compensation practices and took steps to address the proposed levy on variable compensation in the UK.

Compensation and benefits
Compensation and benefits for a given year reflect the strength and breadth of the business results and staffing levels and include fixed components, such as salaries, benefits and the amortization of share-based and other deferred compensation from prior-year awards, and a variable component. The variable component reflects the performance-based compensation for the current year. The portion of the performance-based compensation for the current year deferred through share-based and other awards is expensed in future periods and is subject to vesting and other conditions.

Changes to our compensation structure
Our 2009 compensation reflected changes to the structure of compensation for managing directors and directors. The new structure is consistent with G-20 and FINMA guidelines for best compensation practices. The changes are designed to ensure adequate consideration of risk in compensation decisions and further align the interests of our employees with the longterm success of the Group. The changes also link the delivery of compensation with the Group’s future financial performance, both on the basis of share price and average return on equity (ROE), and ensure a continued focus on a strong control culture.

The new features of our compensation design for managing directors and directors are:
– increased fixed compensation (salary) beginning in 2010 to ensure a more appropriate balance between fixed and variable compensation;
– an increase in the proportion of variable compensation that is deferred; and
– the introduction of two new instruments for deferred variable compensation, the Adjustable Performance Plan (APP) award and the Scaled Incentive Share Unit (SISU). The APP is a cash-based plan with three-year vesting and upside and downside adjustments linked to future business area profit or loss and the Group average ROE (in the case of employees in revenue generating divisions) and the Group average ROE (in the case of Shared Services and certain other employees). SISUs are share-based instruments with four-year vesting and are linked to the long-term development of the Group’s share price and average ROE. Deferred variable compensation for 2009 for managing directors and directors was awarded 50% in APP awards and 50% in SISUs.

These new award structures will also be used for senior management, including all members of the Executive Board. We have introduced additional requirements for Group share ownership for members of the Executive Board and divisional and regional management committees.

Determination of the overall amount of variable compensation awarded for 2009 was made on the basis of our operating results after considering risk and the cost of capital, the assessment of performance by senior management and the overall economic and competitive environment. All variable compensation awarded for 2009 was approved by the Board of Directors. All variable compensation awarded for 2009 to members of the Executive Board at December 31, 2009 was deferred. In response to the UK levy on variable compensation exceeding GBP 25,000, we reduced the aggregate amount of variable compensation for 2009 by 5%, and significantly reduced the amount of variable compensation for 2009 of managing directors in the UK. These measures will absorb the majority of the levy’s expected cost. Expenses in 4Q09 and 2009 do not include an accrual related to this UK levy on variable compensation as it is not yet enacted law.

Funding
We centrally manage our funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to our operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record net revenues and expense in each of the segments for this capital and funding. Our funds transfer pricing system is designed to allocate to our businesses funding costs in a way that incentivizes their efficient use of funding. Our funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding liquidity and balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, our businesses are also credited to the extent they provide long-term stable funding.

Accounting changes adopted in 1Q10
The adoption of new accounting principles generally accepted in the US (US GAAP) on January 1, 2010 governing when an entity should be consolidated resulted in an increase of CHF 15 billion to the opening 1Q10 consolidated balance sheet and a reduction in opening 1Q10 retained earnings of approximately CHF 2 billion. The reduction in retained earnings was related to the consolidation of Alpine. Alpine’s losses in 2009 resulted from the FVOD transaction, but do not affect tier 1 capital as these fair value losses on Credit Suisse debt are excluded from the determination of regulatory capital. The consolidation of Alpine and other entities under these new rules did not have an impact on tier 1 capital or risk-weighted assets.

After the consolidation of Alpine, the remaining net gains on Credit Suisse debt of CHF 1.5 billion will continue to be charged to the segments on a straight-line amortization basis. Any difference between this amortization and the valuation adjustments on this Credit Suisse debt from changes in credit spreads will continue to be included in Corporate Center.

We expect a majority of these additional assets and liabilities in our opening consolidated balance sheet in 1Q10 to be level 3 assets and liabilities, however we do not have additional economic risk in these increased assets and liabilities as any future reductions in assets would be offset by corresponding reductions in liabilities.

These changes do not affect our 4Q09 or 2009 financial statements.
Fair valuations
Fair value can be a relevant measurement for financial instruments when it aligns the accounting for these instruments with how we manage our business. The levels of the fair value hierarchy as defined by the relevant accounting guidance are not a measurement of economic risk, but rather an indication of the observability of prices or valuation inputs. For further information, refer to Note 1 – Summary of significant accounting policies and Note 24 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited.

The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets (level 1) or observable inputs (level 2). These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain over-the-counter (OTC) derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs (level 3). For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These instruments include certain high yield debt securities, distressed debt securities, certain OTC derivatives, certain CDO, certain asset-backed and mortgage-backed securities, non-traded equity securities, private equity and other long-term investments.

As of the end of 4Q09, 57% and 42% of our total assets and total liabilities attributable to shareholders, respectively, were measured at fair value. As of the end of 4Q09, 5% of total assets attributable to shareholders were classified as level 3 assets attributable to shareholders, compared to 6% as of the end of 3Q09. As of the end of 4Q09, 9% of total assets attributable to shareholders measured at fair value were recorded as level 3 assets attributable to shareholders, compared to 10% as of the end of 3Q09.

As of the end of 4Q09, our net level 3 assets attributable to shareholders were CHF 52.7 billion and those attributable to noncontrolling interests arising from private equity activities were CHF 7.0 billion.

While the majority of our level 3 assets are recorded in Investment Banking, some are recorded in Asset Management, specifically certain private equity investments. Total assets recorded as level 3 declined during 4Q09, primarily in private equity, reflecting the deconsolidation of certain entities under US GAAP, and loans and credit products, reflecting transfers to level 2 and asset disposals. Transfers from level 3 to level 2 continued during 4Q09, as volatility in equity and credit markets decreased, however there were also transfers to level 3 of certain loan and credit products, where observability decreased.

Models were used to value these products. Models are developed internally and are reviewed by functions independent of the front office to ensure they are appropriate for current market conditions. The models require subjective assessment and varying degrees of judgment depending on liquidity, concentration, pricing assumptions and risks affecting the specific instrument. The models consider observable and unobservable parameters in calculating the value of these products, including certain indices relating to these products, which were less volatile during 4Q09, particularly in credit and equity markets. Consideration of these indices has become more significant in our valuation techniques during periods of lower market activity.

For all transfers to level 3, we determine and disclose as level 3 events any gains or losses as measured from the first day of the reporting period, even if the transfer occurred subsequent to the first day of the reporting period. For all transfers out of level 3, we determine and disclose as level 3 events any gains or losses through the last day of the reporting period, even if the transfer occurred prior to the last day of the reporting period. We believe this provides greater transparency over the financial impact of our level 3 assets and liabilities. We believe that the range of any valuation uncertainty, in the aggregate, would not be material to our financial condition.

Number of employees by division

	end of			% change

	4Q09	3Q09	4Q08	QoQ	YoY

Number of employees by division (full-time equivalents)

Private Banking	24,300	24,200	24,400	0	0

Investment Banking	19,400	19,300	19,600	1	(1)

Asset Management	3,100	3,100	3,100	0	0

Corporate Center	800	800	700	0	14

Number of employees	47,600	47,400	47,800	0	0

Key performance indicators
To benchmark our achievements, we have defined a set of key performance indicators (KPI) for which we have targets to be achieved over a three to five year period across market cycles.
Growth
We target integrated bank collaboration revenues in excess of CHF 10 billion annually by 2012. For 4Q09, integrated bank collaboration revenues were CHF 1.6 billion, bringing the 2009 total to CHF 5.2 billion.

For net new assets, we target a growth rate above 6%. In 4Q09, we recorded an annualized net new asset growth rate of 4.1% and a rolling four-quarter average growth rate of 4.0%.
Risk and capital
For the BIS tier 1 ratio, we target a minimum ratio of 12.5%. The BIS tier 1 ratio was 16.3% as of the end of 4Q09.
Efficiency and performance
For total shareholder return, we target superior share price appreciation plus dividends compared to our peer group. Our 4Q09 and 2009 total shareholder return was (10.9)% and 80.1%, respectively. The 4Q09 and 2009 average total shareholder return of our peer group was (13.5)% and 35.2%, respectively.

For return on equity attributable to shareholders, we target an annual rate of return of above 18%. The annualized return on equity attributable to shareholders was 8.3% in 4Q09 and the return on equity was 18.3% in 2009.

We target a Core Results cost/income ratio of 65%. Our Core Results cost/income ratio was 80.0% for 4Q09 and 73.0% for 2009.

in / end of	4Q09	2009	2008	2007		2006

Growth

Collaboration revenues (CHF billion)	1.6	5.2	5.2	5.9		4.9

Net new asset growth (%) (annualized)	4.1	4.0	(0.2)	3.1		7.2

Efficiency and performance (%)

Total shareholder return [1]	(10.9)	80.1	(56.1)	(17.8)		30.5

Return on equity attributable to shareholders (annualized)	8.3	18.3	(21.1)	18.0		27.5

Core Results cost/income ratio	80.0	73.0	195.7	73.1		69.6

Risk and capital (%)

BIS tier 1 ratio	16.3	16.3	13.3	11.1	[2]	13.9	[2]

1 The total return of an investor is measured by the capital gain/(loss) plus dividends received. 2 Reported under Basel I and therefore not comparable.

Results by division
Private Banking
Investment Banking
Asset Management
Private Banking
In 4Q09, we reported solid net revenues of CHF 3,000 million and income before taxes of CHF 857 million. We attracted net new assets of CHF 6.4 billion, with strong inflows in most international businesses and net client outflows of CHF 5.6 billion related to a tax amnesty in Italy.

Results

	in / end of				% change		in / end of				% change

	4Q09	3Q09	4Q08		QoQ	YoY	2009		2008		YoY

Statements of operations (CHF million)

Net revenues	3,000	2,833	3,139		6	(4)	11,662		12,907		(10)

Provision for credit losses	26	35	130		(26)	(80)	180		133		35

Compensation and benefits	1,213	1,131	817		7	48	4,651		4,260		9

General and administrative expenses	761	643	1,502	[1]	18	(49)	2,580	[2]	3,919	[1]	(34)

Commission expenses	143	157	173		(9)	(17)	600		745		(19)

Total other operating expenses	904	800	1,675		13	(46)	3,180		4,664		(32)

Total operating expenses	2,117	1,931	2,492		10	(15)	7,831		8,924		(12)

Income before taxes	857	867	517		(1)	66	3,651		3,850		(5)

of which Wealth Management Clients	692	723	117		(4)	491	2,898		2,509		16

of which Corporate & Institutional Clients	165	144	400		15	(59)	753		1,341		(44)

Statement of operations metrics (%)

Cost/income ratio	70.6	68.2	79.4		–	–	67.1		69.1		–

Pre-tax income margin	28.6	30.6	16.5		–	–	31.3		29.8		–

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,801	6,856	7,074		(1)	(4)	6,906		6,778		2

Pre-tax return on average utilized economic capital (%) [3]	50.8	51.0	29.7		–	–	53.3		57.3		–

Number of employees (full-time equivalents)

Number of employees	24,300	24,200	24,400		0	0	24,300		24,400		0

1 Includes ARS net provisions of CHF 456 million and CHF 766 million in 4Q08 and 2008, respectively, and a charge of CHF 190 million related to the close-out of a client's account in 4Q08 and 2008 in Wealth Management Clients. 2 Includes CHF 100 million of captive insurance settlement proceeds in Wealth Management Clients. 3 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Net revenue (CHF million)

Net interest income	1,248	1,186	1,350	5	(8)	5,000	5,157	(3)

Non-interest income	1,752	1,647	1,789	6	(2)	6,662	7,750	(14)

Net revenues	3,000	2,833	3,139	6	(4)	11,662	12,907	(10)

Net revenue detail (CHF million)

Recurring	2,297	2,178	2,407	5	(5)	8,980	10,041	(11)

Transaction-based	703	655	732	7	(4)	2,682	2,866	(6)

Net revenues	3,000	2,833	3,139	6	(4)	11,662	12,907	(10)

Provision for credit losses (CHF million)

New provisions	74	115	183	(36)	(60)	419	288	45

Releases of provisions	(48)	(80)	(53)	(40)	(9)	(239)	(155)	54

Provision for credit losses	26	35	130	(26)	(80)	180	133	35

Balance sheet statistics (CHF million)

Net loans	175,245	176,094	174,880	0	0	175,245	174,880	0

of which Wealth Management Clients [1]	124,907	125,449	123,772	0	1	124,907	123,772	1

of which Corporate & Institutional Clients	50,338	50,645	51,108	(1)	(2)	50,338	51,108	(2)

Deposits	257,650	256,076	246,787	1	4	257,650	246,787	4

of which Wealth Management Clients [1]	210,718	209,694	203,675	0	3	210,718	203,675	3

of which Corporate & Institutional Clients	46,932	46,382	43,112	1	9	46,932	43,112	9

Number of relationship managers

Switzerland	1,980	1,910	1,980	4	0	1,980	1,980	0

EMEA	1,190	1,180	1,250	1	(5)	1,190	1,250	(5)

Americas	550	560	540	(2)	2	550	540	2

Asia Pacific	360	380	410	(5)	(12)	360	410	(12)

Wealth Management Clients	4,080	4,030	4,180	1	(2)	4,080	4,180	(2)

Corporate & Institutional Clients (Switzerland)	490	490	490	0	0	490	490	0

Number of relationship managers	4,570	4,520	4,670	1	(2)	4,570	4,670	(2)

1 Wealth Management Clients covers individual clients, including affluent, high-net-worth and ultra-high-net-worth clients.

Operating environment
The recovery of the global economy continued during the fourth quarter, driven by economic stimulus and companies rebuilding inventories toward the end of 4Q09. The improvement in economic activity was also seen in most recent GDP estimates for the second half of 2009, mainly from increased public and private spending. Financial markets were characterized by rising equity indices, moderate levels of volatility and an ongoing weak US dollar against the Swiss franc.

Switzerland also benefited from the economic recovery, as exports and capital expenditures increased. In addition, the Swiss labor market showed signs of stabilization, as the service sector began generating new jobs in the third quarter. However, unemployment rates increased in Switzerland and most industrialized countries. Switzerland had a record level of corporate insolvencies in 4Q09, however there was an ongoing high level of start-up company formation. There were further signs of improvement in business and consumer confidence indicators.

Clients continued to remain cautious with regard to more sophisticated investment products and remained risk averse. Client activity remained subdued and was impacted by the seasonal slowdown in 4Q09. The number of trades executed on most exchanges in 4Q09 was lower compared to 3Q09 and 4Q08.

Net new asset generation was impacted by a tax amnesty in Italy, a measure designed to encourage the repatriation of investments held abroad by Italian residents.
For further information, refer to I – Credit Suisse results – Operating environment.
Assets under management - Private Banking

	in / end of			% change		in / end of		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Assets under management by region (CHF billion)

Switzerland	328.2	335.3	301.3	(2.1)	8.9	328.2	301.3	8.9

EMEA	277.3	271.7	243.2	2.1	14.0	277.3	243.2	14.0

Americas	129.6	123.3	103.2	5.1	25.6	129.6	103.2	25.6

Asia Pacific	67.7	62.5	46.5	8.3	45.6	67.7	46.5	45.6

Wealth Management Clients	802.8	792.8	694.2	1.3	15.6	802.8	694.2	15.6

Corporate & Institutional Clients (Switzerland)	112.1	109.0	94.7	2.8	18.4	112.1	94.7	18.4

Assets under management	914.9	901.8	788.9	1.5	16.0	914.9	788.9	16.0

Assets under management by currency (CHF billion)

USD	298.2	293.7	264.8	1.5	12.6	298.2	264.8	12.6

EUR	248.4	247.9	212.1	0.2	17.1	248.4	212.1	17.1

CHF	269.9	267.5	229.7	0.9	17.5	269.9	229.7	17.5

Other	98.4	92.7	82.3	6.1	19.6	98.4	82.3	19.6

Assets under management	914.9	901.8	788.9	1.5	16.0	914.9	788.9	16.0

Net new assets by region (CHF billion)

Switzerland	(2.1)	3.7	(7.5)	–	(72.0)	5.5	2.5	120.0

EMEA	0.6	2.4	2.3	(75.0)	(73.9)	10.3	16.4	(37.2)

Americas	3.1	2.8	6.7	10.7	(53.7)	8.0	16.8	(52.4)

Asia Pacific	3.8	2.3	(0.5)	65.2	–	11.5	8.2	40.2

Wealth Management Clients	5.4	11.2	1.0	(51.8)	440.0	35.3	43.9	(19.6)

Corporate & Institutional Clients (Switzerland)	1.0	1.9	0.9	(47.4)	11.1	6.3	7.0	(10.0)

Net new assets	6.4	13.1	1.9	(51.1)	236.8	41.6	50.9	(18.3)

Growth in assets under management (CHF billion)

Net new assets	5.4	11.2	1.0	–	–	35.3	43.9	–

Other effects	4.6	20.5	(109.9)	–	–	73.3	(243.5)	–

of which market movements	13.1	39.1	(73.1)	–	–	83.3	(183.8)	–

of which currency	(6.4)	(16.5)	(35.3)	–	–	(4.1)	(54.5)	–

of which other	(2.1)	(2.1)	(1.5)	–	–	(5.9)	(5.2)	–

Wealth Management Clients	10.0	31.7	(108.9)	–	–	108.6	(199.6)	–

Corporate & Institutional Clients (Switzerland)	3.1	7.9	(6.5)	–	–	17.4	(6.9)	–

Growth in assets under management	13.1	39.6	(115.4)	–	–	126.0	(206.5)	–

Growth in assets under management (annualized) (%)

Net new assets	2.8	6.1	0.8	–	–	5.3	5.1	–

of which Wealth Management Clients	2.7	5.9	0.5	–	–	5.1	4.9	–

of which Corporate & Institutional Clients	3.7	7.5	3.5	–	–	6.7	6.9	–

Other effects	3.0	12.3	(51.9)	–	–	10.7	(25.9)	–

Growth in assets under management	5.8	18.4	(51.1)	–	–	16.0	(20.8)	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	5.3	4.1	5.1	–	–	–	–	–

of which Wealth Management Clients	5.1	3.8	4.9	–	–	–	–	–

of which Corporate & Institutional Clients	6.7	6.1	6.9	–	–	–	–	–

Other effects	10.7	(4.4)	(25.9)	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	16.0	(0.3)	(20.8)	–	–	–	–	–

Results overview
Income before taxes of CHF 857 million improved compared to CHF 517 million in 4Q08, mainly reflecting significantly lower non-credit-related provisions. Net revenues of CHF 3,000 million declined 4% from 4Q08. Recurring revenues, representing 77% of net revenues, declined 5%, mainly reflecting a decline in net interest income. Net interest income decreased due to lower margins on slightly lower average loan volumes, partly offset by higher margins on slightly higher average deposit volumes. Recurring commissions and fees were stable, reflecting strong performance fees from Hedging-Griffo offset by a decline in other asset-based commissions and fees. The decline in other asset-based commissions and fees reflected the shift into lower margin investments, also within managed investment products, and the ongoing cautious investor behavior. Average assets under management increased 6.6%. Transaction-based revenues were down 4%, reflecting fair value losses of CHF 30 million in 4Q09 from the Clock Finance transaction compared to fair value gains of CHF 57 million in 4Q08, and lower brokerage fees, mostly offset by higher integrated solutions revenues and higher product issuing fees.

We recorded a moderate provision for credit losses of CHF 26 million, with net provisions of CHF 17 million in Corporate & Institutional Clients and CHF 9 million in Wealth Management Clients.
Total operating expenses of CHF 2,117 million declined 15%, reflecting the significant decline in non-credit-related provisions from 4Q08, offset in part by increased compensation and benefits. The decline in general and administrative expenses primarily reflected net provisions of CHF 456 million related to ARS and a charge of CHF 190 million related to the close out of a client account in 4Q08. Compensation and benefits increased 48%, largely due to higher performance-related compensation reflecting the deferral of compensation under the CRA program in 4Q08 and higher amortization of deferred compensation from prior-year awards.

Compared to 3Q09, income before taxes was stable. Net revenues increased 6%, reflecting higher recurring and transaction-based revenues. The increase in recurring revenues reflected higher net interest income and asset-based commissions and fees. Transaction-based revenues improved, reflecting higher foreign exchange income from client transactions and lower fair value losses related to the Clock Finance transaction. Total operating expenses increased 10%, reflecting higher general and administrative expenses and compensation and benefits.

For 2009, income before taxes was CHF 3,651 million, down 5% from CHF 3,850 million in 2008. Net revenues of CHF 11,662 million were down 10% from 2008. The decline was mainly driven by a decrease in recurring commissions and fees, reflecting a 6.4% decrease in average assets under management, particularly in higher margin managed investment products. Excluding fair value losses of CHF 118 million and gains of CHF 110 million related to the Clock Finance transaction in 2009 and 2008, respectively, transaction-based revenues increased 2%, as significantly higher integrated solutions revenues were mostly offset by lower product issuing fees, foreign exchange income from client transactions and brokerage fees. Total operating expenses were CHF 7,831 million, down 12% compared to 2008. 2008 had significant non-credit-related provisions, including CHF 766 million of net provisions related to ARS. General and administrative expenses across other expense categories declined, reflecting our cost containment efforts. Compensation and benefits increased 9%, primarily due to higher amortization of deferred compensation from prior-year awards and performance-related compensation.

Assets under management as of the end of 4Q09 were CHF 914.9 billion, up 1.5% compared to 3Q09. The increase primarily reflected the impact from positive market movements and net new assets, offset in part by adverse foreign exchange-related movements, mainly due to the weakening of the euro and the US dollar against the Swiss franc. Net new assets in 4Q09 benefited from strong inflows in Asia Pacific, the Middle East and Latin America. We generated CHF 7.5 billion of net new assets in the international businesses while the Swiss business had net outflows of CHF 1.1 billion. A tax amnesty in Italy caused net client outflows of CHF 5.6 billion, negatively impacting net new assets in EMEA and Switzerland.

Assets under management as of the end of 4Q09 were up 16.0% compared to 4Q08. The increase primarily reflected the impact from positive market movements and net new assets. During 2009, we acquired strong net new assets of CHF 41.6 billion, with CHF 29.8 billion from our international businesses and CHF 11.8 billion from our Swiss business. Average assets under management increased 6.6% in 4Q09 compared to 4Q08, and declined 6.4% in 2009 compared to 2008.

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. In 4Q09, the pre-tax income margin was 28.6%, up 12.1 percentage points from 4Q08, but down 2.0 percentage points from 3Q09. In 2009, the pre-tax income margin was 31.3%, up 1.5 percentage points from 2008.

Net new asset growth rate for Wealth Management Clients (KPI)
Our target over market cycles is a growth rate over 6%. In 4Q09, which included net client outflows of CHF 5.6 billion related to a tax amnesty in Italy, our annualized quarterly growth rate was 2.7%. The rolling four-quarter average growth rate was 5.1%.

Initiatives and achievements
In 4Q09, we continued our long-term strategy of organic growth and strengthened our client focus:
– We announced the launch of our private banking activities in Poland. Our establishment of a local presence in Warsaw marks another step forward in the implementation of our international growth strategy and underscores our long-term commitment to Poland.

– We announced long-term initiatives to further expand our market position in Switzerland, while affirming our corporate responsibility as one of the country’s largest employers. We plan to create a further 150 apprenticeships in Switzerland and invest CHF 30 million over the next five years in training programs run by non-profit organizations that help young people to find an apprenticeship and enter the job market. In addition, in conjunction with the Swiss Venture Club, we will provide up to CHF 100 million of risk capital to small and medium-sized enterprises and young entrepreneurs, primarily to promote the creation of jobs in Switzerland.

– We were awarded “Best Private Banking Services Overall” in Euromoney's Private Banking Survey 2010. In addition to this global award, we were recognized as “Best Private Banking Services Overall” in Western Europe, Guernsey, Indonesia, Russia, Singapore and Switzerland.

– We retained our first place ranking in the Fuchsbriefe “all-time best” list of wealth management companies in German-speaking countries.
– Global Finance magazine presented Credit Suisse with the “Best Trade Finance Bank in Switzerland” award for the ninth consecutive time.
Results detail
The following provides a comparison of our 4Q09 results versus 4Q08 (YoY) and versus 3Q09 (QoQ).
Net revenues
Recurring revenues arise from net interest income, recurring commissions and fees, including performance-based fees, related to assets under management and custody assets, as well as fees for general banking products and services. Net interest income includes a term spread credit on stable deposit funding and a term spread charge on loans. Transaction-based revenues arise primarily from brokerage and product issuing fees, foreign exchange income from client transactions and other transaction-based income.

YoY: Down 4% from CHF 3,139 million to CHF 3,000 million
The decrease reflected a 5% decline in recurring revenues and a 4% decrease in transaction-based revenues. Lower recurring revenues were mainly driven by an 8% decline in net interest income. The decrease in net interest income reflected lower margins on slightly lower average loan volumes, partly offset by higher margins on slightly higher average deposit volumes. Recurring commissions and fees were stable, reflecting strong performance fees from Hedging-Griffo, offset by a decline in other asset-based commissions and fees. The decline in other asset-based commissions and fees reflected the shift into lower margin investments, also within managed investment products, and the ongoing cautious investor behavior. The decrease in transaction-based revenues primarily reflected fair value losses of CHF 30 million in 4Q09 from the Clock Finance transaction, compared to fair value gains of CHF 57 million in 4Q08, and lower brokerage fees. These revenues were mostly offset by higher integrated solutions revenues from transactions originated and jointly executed with Investment Banking, higher product issuing fees and gains on ARS positions.

QoQ: Up 6% from CHF 2,833 million to CHF 3,000 million
Recurring revenues increased 5%, due to higher net interest income and asset-based commissions and fees. Net interest income increased due to higher margins on stable average deposit volumes, partly offset by slightly lower net interest income on loans, reflecting lower margins on stable average volumes. Asset-based commissions and fees increased, reflecting semi-annual performance fees. Transaction-based revenues increased 7%, mainly reflecting lower fair value losses on the Clock Finance transaction and higher foreign exchange income from client transactions, integrated solutions revenues and product issuing fees and gains on ARS positions, offset in part by slightly lower brokerage fees. 3Q09 included gains from the sale of real estate.

Provision for credit losses
YoY: Down 80% from CHF 130 million to CHF 26 million
Provision for credit losses reflected moderate net provisions of CHF 17 million in Corporate & Institutional Clients and net provisions of CHF 9 million in Wealth Management Clients. A substantial part of the new provisions of CHF 74 million and releases of CHF 48 million were related to the Corporate & Institutional Clients loan portfolio. While the credit environment showed some further deterioration and corporate insolvencies reached a record level in Switzerland in 4Q09, our corporate and institutional loan portfolio has sound quality, relatively low concentrations and is mainly collateralized by mortgages and securities. The Wealth Management Clients loan portfolio is substantially comprised of residential mortgages in Switzerland and loans collateralized by securities.

QoQ: Down 26% from CHF 35 million to CHF 26 million
Provision for credit losses was moderate.
Operating expenses
Compensation and benefits
YoY: Up 48% from CHF 817 million to CHF 1,213 million
The increase in compensation and benefits was driven by higher performance-related compensation, mainly from the deferral of compensation under the CRA program in 4Q08, and higher amortization of deferred compensation from prior-year awards. The increase in performance-related compensation also reflected an increased accrual based on full-year results.

QoQ: Up 7% from CHF 1,131 million to CHF 1,213 million
The increase primarily reflected higher performance-related compensation based on full-year results, higher amortization of deferred compensation from prior-year awards and higher social security costs.

General and administrative expenses
YoY: Down 49% from CHF 1,502 million to CHF 761 million
The decrease mainly reflected lower non-credit-related provisions, as 4Q08 included CHF 456 million of net provisions related to ARS, a charge of CHF 190 million from the close-out of a client’s account and other non-credit-related provisions, including for the buy-back of certain clients’ Lehman Brothers structured notes. Other general and administrative expenses were stable.

QoQ: Up 18% from CHF 643 million to CHF 761 million
The increase was primarily from higher IT investment costs and seasonally higher sales and marketing expenses. Other general and administrative expenses were stable.
Personnel
Headcount at the end of 4Q09 was 24,300, stable against 4Q08 and 3Q09. The net decrease of 100 relationship managers in Wealth Management Clients compared to 4Q08 reflected a talent upgrade of our relationship managers, mainly in EMEA and Asia Pacific, while the number of relationship managers was stable in Switzerland and slightly higher in the Americas.

Wealth Management Clients
Net revenues
Recurring
YoY: Down 2% from CHF 1,931 million to CHF 1,898 million
Recurring revenues reflected a 3% decrease in net interest income, with lower margins on slightly lower average loan volumes, mostly offset by higher margins on slightly higher average deposit volumes. Recurring commissions and fees were stable, reflecting strong performance fees from Hedging-Griffo, compared to a weak 4Q08, offset by a decline in other asset-based commissions and fees, reflecting the shift into lower margin investments, also within managed investment products, and the ongoing cautious investor behavior.

QoQ: Up 7% from CHF 1,782 million to CHF 1,898 million
The increase in revenues reflected a 7% increase in net interest income, driven by higher margins on stable average deposit volumes. Net interest income from loans reflected stable average volumes and margins. Recurring commissions and fees increased, reflecting the semi-annual performance fees.

Transaction-based
YoY: Up 15% from CHF 588 million to CHF 674 million
The increase was mainly due to higher integrated solutions revenues, higher product issuing fees and gains on ARS positions, partially offset by lower brokerage fees.
QoQ: Up 4% from CHF 647 million to CHF 674 million
The increase was mainly driven by higher foreign exchange income from client transactions and integrated solutions revenues, higher product issuing fees and gains on ARS positions, partially offset by lower brokerage fees. 3Q09 included gains from the sale of real estate.

Gross Margin
Our gross margin was 130 basis points in 4Q09, five basis points lower than 4Q08, but five basis points higher than 3Q09. Compared to 4Q08, the recurring margin in 4Q09 decreased seven basis points. Recurring revenues declined 2%, while average assets under management increased 5.6%. The decline in recurring revenues reflected 3% lower net interest income and stable asset-based commissions and fees, including strong performance-based fees from Hedging-Griffo. The transaction-based margin increased two basis points, reflecting the 15% increase in revenues.

Compared to 3Q09, the recurring margin increased four basis points. Recurring revenues were 7% higher, reflecting increased net interest income and higher asset-based commissions and fees, mainly from the semi-annual performance-based fees, while transaction-based margin increased one basis point, reflecting the 4% increase in revenues. Average assets under management increased 1.4%.

Results - Wealth Management Clients

	in / end of			% change		in / end of		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Statements of operations (CHF million)

Net revenues	2,572	2,429	2,519	6	2	9,871	10,697	(8)

Provision for credit losses	9	(5)	115	–	(92)	33	141	(77)

Total operating expenses	1,871	1,711	2,287	9	(18)	6,940	8,047	(14)

Income before taxes	692	723	117	(4)	491	2,898	2,509	16

Statement of operations metrics (%)

Cost/income ratio	72.7	70.4	90.8	–	–	70.3	75.2	–

Pre-tax income margin	26.9	29.8	4.6	–	–	29.4	23.5	–

Net revenues (CHF million)

Net interest income	946	881	976	7	(3)	3,706	3,754	(1)

Non-interest income	1,626	1,548	1,543	5	5	6,165	6,943	(11)

Net revenues	2,572	2,429	2,519	6	2	9,871	10,697	(8)

Net revenue detail (CHF million)

Recurring	1,898	1,782	1,931	7	(2)	7,310	8,234	(11)

Transaction-based	674	647	588	4	15	2,561	2,463	4

Net revenues	2,572	2,429	2,519	6	2	9,871	10,697	(8)

Gross margin on assets under management (annualized) (bp)

Recurring	96	92	103	–	–	97	101	–

Transaction-based	34	33	32	–	–	34	30	–

Gross margin	130	125	135	–	–	131	131	–

Corporate & Institutional Clients
Net revenues
Net interest income
YoY: Down 19% from CHF 374 million to CHF 302 million
The decrease in net interest income was mainly due to lower net interest income on loans, reflecting lower margins on slightly lower average volumes. Net interest income on deposits decreased slightly, reflecting lower margins on slightly higher average volumes.

QoQ: Stable at CHF 302 million
Net interest income on deposits was stable on slightly lower margins and slightly higher average volumes, and net interest income on loans was stable on stable margins and average volumes.
Non-interest income
YoY: Down 49% from CHF 246 million to CHF 126 million
The decrease was mainly driven by fair value losses of CHF 30 million on the Clock Finance transaction, compared to fair value gains of CHF 57 million in 4Q08. Excluding the fair value gains and losses on the Clock Finance transaction, non-interest income declined 17%, mainly driven by lower foreign exchange income from client transactions and small declines across asset-based and other transaction-based commissions and fees.

QoQ: Up 27% from CHF 99 million to CHF 126 million
The increase was driven by fair value losses of CHF 30 million on the Clock Finance transaction, compared to fair value losses of CHF 61 million in 3Q09. Excluding the fair value losses on the Clock Finance transaction, non-interest income decreased 3%, reflecting lower integrated solutions revenues and product issuing fees partially offset by slightly higher asset-based commissions and fees and foreign exchange income from client transactions.

Return on business volume
Return on business volume measures revenues over average business volume, which is comprised of client assets and net loans.
Return on business volume of 79 basis points was 41 basis points below 4Q08, mainly reflecting fair value losses on the Clock Finance transaction, compared to fair value gains in 4Q08, and lower net interest income. Compared to 3Q09, return on business volume was up two basis points. The increase in average business volume compared to 4Q08 and 3Q09 was mainly driven by higher client assets.

Excluding the fair value gains/(losses) on the Clock Finance transaction, return on business volume was 84 basis points in 4Q09, 88 basis points in 3Q09 and 109 basis points in 4Q08, reflecting the lower net interest income.

Results - Corporate & Institutional Clients

	in / end of			% change		in / end of		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Statements of operations (CHF million)

Net revenues	428	404	620	6	(31)	1,791	2,210	(19)

Provision for credit losses	17	40	15	(58)	13	147	(8)	–

Total operating expenses	246	220	205	12	20	891	877	2

Income before taxes	165	144	400	15	(59)	753	1,341	(44)

Statement of operations metrics (%)

Cost/income ratio	57.5	54.5	33.1	–	–	49.7	39.7	–

Pre-tax income margin	38.6	35.6	64.5	–	–	42.0	60.7	–

Net revenue (CHF million)

Net interest income	302	305	374	(1)	(19)	1,294	1,403	(8)

Non-interest income	126	99	246	27	(49)	497	807	(38)

Net revenues	428	404	620	6	(31)	1,791	2,210	(19)

Net revenue detail (CHF million)

Recurring	399	396	476	1	(16)	1,670	1,807	(8)

Transaction-based	29	8	144	263	(80)	121	403	(70)

Net revenues	428	404	620	6	(31)	1,791	2,210	(19)

Return on business volume (annualized) (bp) [1]

Return on business volume	79	77	120	3	(34)	86	104	(17)

Business volume (CHF billion)

Client assets	170.0	163.5	148.2	4	15	170.0	148.2	15

of which assets under management	112.1	109.0	94.7	3	18	112.1	94.7	18

of which commercial assets	51.1	48.4	49.3	6	4	51.1	49.3	4

of which custody assets	6.8	6.1	4.2	11	62	6.8	4.2	62

Net loans	50.3	50.6	51.1	(1)	(2)	50.3	51.1	(2)

Business volume	220.3	214.1	199.3	3	11	220.3	199.3	11

1 Net revenues divided by average business volume.

Investment Banking
In 4Q09, we reported income before taxes of CHF 1,030 million and net revenues of CHF 3,038 million, driven by strong results in our underwriting and advisory businesses as well as solid results in cash equities and prime services. Net revenues declined significantly from 3Q09, reflecting lower client trading activity. Despite the subdued 4Q09, income before taxes for 2009 was a record CHF 6,845 million.

Results

	in / end of			% change		in / end of		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Statements of operations (CHF million)

Net revenues	3,038	5,046	(4,618)	(40)	–	20,537	(1,971)	–

Provision for credit losses	(66)	18	355	–	–	326	679	(52)

Compensation and benefits	870	2,129	1,470	(59)	(41)	8,652	7,006	23

General and administrative expenses [1]	915	852	667	7	37	3,559	2,794	27

Commission expenses	289	301	350	(4)	(17)	1,155	1,342	(14)

Total other operating expenses	1,204	1,153	1,017	4	18	4,714	4,136	14

Total operating expenses	2,074	3,282	2,487	(37)	(17)	13,366	11,142	20

Income/(loss) before taxes	1,030	1,746	(7,460)	(41)	–	6,845	(13,792)	–

Statement of operations metrics (%)

Cost/income ratio	68.3	65.0	–	–	–	65.1	–	–

Pre-tax income margin	33.9	34.6	–	–	–	33.3	–	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	19,385	20,235	26,816	(4)	(28)	20,782	29,342	(29)

Pre-tax return on average utilized economic capital (%) [2]	21.9	35.1	(110.9)	–	–	33.5	(46.6)	–

Number of employees (full-time equivalents)

Number of employees	19,400	19,300	19,600	1	(1)	19,400	19,600	(1)

1 Includes litigation charges/(releases) of CHF 31 million, CHF 47 million, CHF (333) million, CHF 461 million and CHF (540) million in 4Q09, 3Q09, 4Q08, 2009 and 2008, respectively. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in / end of			% change		in / end of		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Net revenue detail (CHF million)

Debt underwriting	401	321	(21)	25	–	1,141	431	165

Equity underwriting	464	351	211	32	120	1,190	856	39

Total underwriting	865	672	190	29	355	2,331	1,287	81

Advisory and other fees	329	107	318	207	3	793	1,348	(41)

Total underwriting and advisory	1,194	779	508	53	135	3,124	2,635	19

Fixed income trading	820	2,477	(2,910)	(67)	–	10,460	(5,372)	–

Equity trading	1,102	1,835	(2,231)	(40)	–	7,469	1,471	408

Total trading	1,922	4,312	(5,141)	(55)	–	17,929	(3,901)	–

Other	(78)	(45)	15	73	–	(516)	(705)	(27)

Net revenues	3,038	5,046	(4,618)	(40)	–	20,537	(1,971)	–

Average one-day, 99% Value-at-Risk (CHF million)

Interest rate & credit spread	149	132	124	13	20	142	148	(4)

Foreign exchange	10	8	18	25	(44)	14	22	(36)

Commodity	21	22	30	(5)	(30)	20	36	(44)

Equity	46	29	59	59	(22)	36	65	(45)

Diversification benefit	(112)	(97)	(70)	15	60	(94)	(94)	0

Average one-day, 99% Value-at-Risk	114	94	161	21	(29)	118	177	(33)

Risk-weighted assets (million) [1]

Risk-weighted assets (CHF)	144,439	141,882	172,503	2	(16)	144,439	172,503	(16)

Risk-weighted assets (USD)	140,096	136,734	163,278	2	(14)	140,096	163,278	(14)

1 Includes additional risk-weighted asset equivalents attributable to the segment that are deducted from Group tier 1 capital.

Operating environment
The global economy continued to recover in 4Q09, driven by manufacturing gains, an improvement in US housing market activity and the impact of various government stimulus plans. However, prospects for a more broad-based recovery remained modest given continued tight credit markets and weak consumer spending and employment data.

During the quarter, the Fed completed its program of buying USD 300 billion of government debt, but continued to purchase mortgage-related debt and housing agency bonds, although at a slower pace, and the US Treasury announced its intention to extend the Troubled Asset Relief Program through October 2010. In addition, the Fed maintained its target for short-term interest rates near zero and continued to indicate that economic conditions would likely warrant exceptionally low interest rates for an extended period. The BoE also kept short-term interest rates near zero and continued its bond buying program by purchasing GBP 25 billion of gilts. The Japanese government announced a new JPY 7.2 trillion stimulus package in early December aimed at ensuring that Asia’s largest economy continues its recovery after two straight quarters of growth.

Equity markets improved globally compared to third quarter levels, while market volatility, as indicated by the VIX, was below 3Q09 levels. Credit spreads continued to narrow and the US dollar declined against most currencies, but strengthened against the Japanese yen and the euro.

Equity trading volumes declined in the US from 3Q09, driven by weak trading activity in November and December. In Europe, equity trading volumes were strong in October but decelerated significantly as the quarter progressed, resulting in a modest increase for the quarter compared to 3Q09. US fixed income trading volumes increased across most products from 3Q09, but also decelerated during the quarter. Fixed income trading volumes in Europe declined.

Market conditions for underwriting and advisory improved in 4Q09 as equity market valuations increased and credit spreads continued to tighten. Global debt underwriting volumes declined from 3Q09, driven by lower investment grade issuance. However, this decrease in investment grade issuance was partially offset by a significant increase in high yield issuance, driving 2009 to become the second highest year on record for high yield issuance. Equity underwriting volumes increased, driven by strong IPO issuance, and the US dollar volume of announced and completed M&A increased significantly in the quarter.

For further information, refer to I – Credit Suisse results – Operating environment.
Results overview
In 4Q09, income before taxes was CHF 1,030 million, compared to a loss before taxes of CHF 7,460 million in 4Q08 and income before taxes of CHF 1,746 million in 3Q09. Net revenues increased to CHF 3,038 million from negative CHF 4,618 million in 4Q08, but were lower than net revenues of CHF 5,046 million in 3Q09. The revenue decline from 3Q09 was driven by lower fixed income and equity trading revenues, impacted by weaker volumes, a marked slowdown in client activity in November and December and lower volatility. The trading revenue decline from 3Q09 was partially offset by strong underwriting and advisory revenues, driven by higher industry-wide issuance, an increase in M&A activity and continued gains in market share. We continued to execute our client-focused, capital-efficient strategy and maintained market share momentum across products and regions.

Our key client businesses generated revenues of CHF 2.7 billion, reflecting solid contributions from cash equities, global rates and foreign exchange, prime services, equity underwriting, advisory and other fees and US RMBS secondary trading, although most trading businesses reflected the slowdown in client trading activity during the quarter.

Our repositioned businesses had revenues of CHF 0.6 billion for the quarter, driven by US leveraged finance, emerging markets trading and corporate lending. We had minimal losses in our exit businesses. Our revenues included combined net valuation gains of CHF 131 million relating to selected risk exposures in leveraged finance, commercial mortgage, residential mortgage and subprime CDO businesses that we have repositioned or exited.

Our results also reflected net fair value losses on Credit Suisse debt of CHF 243 million compared to net fair value losses of CHF 251 million in 3Q09 and fair value gains of CHF 1,919 million in 4Q08. For more information, refer to I – Credit Suisse results – Core Results.

Compensation expenses of CHF 870 million in 4Q09 were significantly lower than 4Q08, primarily reflecting the reversal of previously accrued performance-related compensation resulting in a negative accrual for the quarter. Our performance-related compensation accrual was based on our economic profit model, which reflected a full-year view of the risk-adjusted profitability of each business area, the risk-adjusted profitability of Investment Banking and the industry environment. 4Q08 included the deferral of performance-related compensation under the CRA program. We maintained our focus on expense discipline and efficiency improvement. Total other operating expenses declined 13% from 4Q08 (excluding litigation charges of CHF 31 million in 4Q09 and the litigation release of CHF 333 million in 4Q08), reflecting cost reduction measures, and increased 6% from 3Q09 (excluding litigation charges of CHF 31 million in 4Q09 and CHF 47 million in 3Q09) due to higher IT investment, travel and entertainment and events expenses.

Risk-weighted assets of USD 140 billion increased slightly from 3Q09 as we grew our client-focused businesses. Average one-day, 99% Value-at-Risk (VaR) of CHF 114 million increased 21% compared to 3Q09.

Results were impacted by the weakening of the average rate of the US dollar against the Swiss franc compared to both 4Q08 and 3Q09, which adversely affected revenues and favorably impacted expenses. For more information on foreign currency translation rates, refer to VI – Investor information.

For 2009, income before taxes was a record CHF 6,845 million, compared to a loss before taxes of CHF 13,792 million in 2008. Net revenues were a record CHF 20,537 million, compared to negative CHF 1,971 million in 2008, as we made substantial progress in the implementation of our client-focused, capital-efficient strategy. Revenues of CHF 23.6 billion from our ongoing businesses included strong results in global rates and foreign exchange, cash equities, US RMBS secondary trading, prime services, US leveraged finance and flow and corporate derivatives. We had lower losses of CHF 2.7 billion from our exit businesses, as we substantially reduced risk exposures in our leveraged finance, commercial mortgage, residential mortgage and subprime CDO businesses. Our results included net fair value losses on Credit Suisse debt of CHF 397 million in 2009, compared to fair value gains of CHF 4,654 million in 2008, and higher allocated funding costs. Total operating expenses were CHF 13,366 million, up CHF 2,224 million, or 20%, reflecting a 23% increase in compensation and benefits and a 14% increase in total other operating expenses. The increase in compensation and benefits was primarily due to higher performance-related compensation, reflecting improved risk-adjusted profitability, and higher voluntary deferred compensation, offset in part by lower deferred compensation from prior-year share awards, salaries and benefits and severance costs. Total other operating expenses declined 9% from 2008 (excluding litigation charges of CHF 461 million in 2009 and net litigation releases of CHF 540 million in 2008), reflecting decreases across most expense categories, primarily legal fees, travel and entertainment expenses, occupancy costs and recruiting fees.

Key strategic initiatives for 2010
We believe that we have a significant opportunity to extend market share gains across our businesses as we build our distribution platform and enhance our electronic capabilities for clients. We are also further developing our emerging markets position and refining our strategy in the advisory and underwriting businesses in order to capitalize on market opportunities. Key initiatives to drive the franchise forward include:

– Significant IT investment to support capital-efficient businesses, including foreign exchange, Advanced Execution Services®, prime services and flow and derivatives trading;
– Consolidate and extend market share gains in our cash equities business by improving primary rankings and capitalizing on new issue activity;
– Pursue targeted growth plans in our prime services business, including in listed derivatives, fund administration, prime brokerage and a variety of financing products such as exchange traded funds (ETF), index/sector/single stock swaps and custom baskets;

– Focus on growing client flows and expanding distribution coverage across our fixed income businesses, including a significant expansion of our sales force;
– Broaden client footprint in our global foreign exchange business by building our electronic platform in foreign exchange (eFX) and infrastructure;
– Continue to pursue a capital-efficient approach to leveraged finance and investment grade capital market transactions;
– Capitalize on high-growth potential in targeted regions by building on our leading franchises in Brazil, Russia, Indonesia and the Middle East, our strong position in China and our growing business in India. We intend to expand flow sales business across credit, rates and foreign exchange and drive client connectivity across regions and in collaboration with Private Banking; and

– Capitalize on a global rebound in M&A activity, continued recovery in IPO issuance volumes and sizeable high yield refinancing opportunity.

Repositioning Investment Banking

	Key client businesses	Repositioned businesses	Exit businesses
Equities	■ Cash equities ■ Electronic trading ■ Prime services ■ Equity derivatives – focus on flow and corporate trades	■ Equity trading – focus on quantitative and liquid strategies ■ Convertibles – focus on client flow	■ Highly structured derivatives ■ Illiquid principal trading
Fixed income	■ Global rates ■ Foreign exchange ■ High grade credit/debt capital markets ■ US RMBS secondary trading ■ Commodities trading (joint venture)	■ Emerging markets – maintain leading business but with more limited risk/credit provision ■ US leveraged finance – maintain leading business but focus on smaller/quicker to market deals	■ Mortgage origination ■ CDO ■ Non-US leveraged finance trading ■ Non-US RMBS ■ Highly structured derivatives ■ Power & emission trading
Advisory	■ Strategic advisory (mergers & acquisitions) and capital markets origination	■ Corporate lending – improved alignment of lending with business and ability to hedge	■ Origination of slow to market, capital-intensive financing transactions
	Develop existing strong market positions	**Maintain competitive advantage but reduce risk and volatility**	**Release capital and resources; reduce volatility**

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin of 25% or greater. The pre-tax income margin was 33.9% in 4Q09, not meaningful in 4Q08 and 34.6% in 3Q09. The pre-tax income margin was 33.3% in 2009 and not meaningful in 2008, reflecting the extremely challenging operating environment.

Value-at-Risk
The average one-day, 99% VaR was CHF 114 million in 4Q09, compared to CHF 161 million in 4Q08 and CHF 94 million in 3Q09. For further information on VaR, refer to IV – Treasury and Risk management – Risk management – Market risk.

Pre-tax return on average utilized economic capital
The pre-tax return on average utilized economic capital was 21.9% in 4Q09, compared to negative 110.9% in 4Q08 and 35.1% in 3Q09. The 2009 pre-tax return on average utilized economic capital was 33.5% compared to negative 46.6% in 2008.

Risk-weighted assets
Risk-weighted assets increased to USD 140 billion from the end of 3Q09, driven by a modest increase in risk-weighted assets in ongoing businesses to USD 123 billion from USD 119 billion as of the end of 3Q09, reflecting our plans to grow these client-focused businesses. Risk-weighted assets in exit businesses declined slightly from USD 18 billion as of the end of 3Q09 to USD 17 billion as of the end of 4Q09. Risk-weighted assets declined 14% from USD 163 billion as of the end of 4Q08.

Selected risk exposures

	end of				% change

	4Q09		3Q09	4Q08	QoQ	YoY

Origination-related positions (CHF billion) [1]

Unfunded commitments	0.3		0.7	0.3	(57)	0

Funded positions	0.5		0.6	0.6	(17)	(17)

Leveraged finance	0.8	[2]	1.3	0.9	(38)	(11)

Commercial mortgages	3.1	[3]	3.6	8.8	(14)	(65)

Trading book-related positions (CHF billion) [4]

US subprime	1.1		1.1	1.9	0	(42)

US Alt-A	0.9		0.7	0.6	29	50

US prime	3.8		3.9	0.6	(3)	–

European/Asian	0.8		0.5	2.0	60	(60)

Residential mortgages and subprime CDO	6.6		6.2	5.1	6	29

1 Exposures shown gross. 2 Excludes an aggregate of CHF 1.2 billion of fair valued non-recourse term financing for executed transactions. Fair value gains and losses on this term financing are reflected in net valuation adjustments in leveraged finance. Excludes the impact of the PAF transaction of CHF 2.1 billion, of which CHF 1.1 billion consisted primarily of leveraged finance loans and CHF 1.0 billion consisted of assets underlying non-recourse financing. 3 Excludes an aggregate of CHF 2.6 billion of term financing for executed transactions, of which CHF 2.2 billion is non-recourse, and the impact of the PAF transaction of CHF 1.1 billion. 4 Exposures shown net.

Significant transactions and achievements
We executed a number of significant transactions, reflecting the breadth and diversity of our investment banking franchise:
– Debt capital markets: We arranged key financings for a diverse set of clients, including Reynolds Packaging Group (US consumer products manufacturer), Cisco Systems, Inc. (US internet protocol networking company), Liberty Global, Inc. (US cable operator), Warner Chilcott plc (US-based specialty pharmaceuticals company) and Datatel, Inc. (US technology and business services company).

– Equity capital markets: We executed a block trade of Barclays Plc (UK bank) stock for Qatar Holdings LLC (Qatar government investment holding company) and IPOs for Banco Santander Brasil (Brazilian bank), Maxis Berhad (Malaysian mobile communications provider), Cobalt International Energy, Inc. (US oil exploration and production company) and China Pacific Insurance (Group) Co., Ltd. (Chinese insurance company).

– Mergers and acquisitions: We advised on a number of key transactions that were announced in 4Q09, including the restructuring of a joint venture for UPM-Kymmene Group (Finnish pulp and paper company), the recapitalization, restructuring and asset sale for Prime Infrastructure Group, formerly Babcock & Brown Infrastructure Group (Australian specialty infrastructure company), the sale of the Northrop Grumman Corporation (US defense company) advisory service business, the acquisition by Global Infrastructure Partners (Asset Management joint venture US investment fund) of London Gatwick Airport and the joint venture between GCL-Poly Energy Holdings Limited (Chinese energy company) and China Investment Corporation (Chinese government investment company).

Industry awards and market share momentum
We received the following awards and rankings:
– “Bank of the Year” by International Financing Review. We were also named the “Structured Equity House of the Year”, “Best Structured Equity House for Asia Pacific” and “Equity Derivatives House of the Year” by International Financing Review.

– “Equity Derivatives House of the Year” and “Hedge Funds House of the Year” by Structured Products.
– FX Week’s “Best Bank for Swiss Franc”. We also won Global Finance’s “Best Foreign Exchange Bank and Provider” in Switzerland for the second consecutive year, in its annual “World’s Best Foreign Exchange Banks” awards.

– “Austria & Switzerland Financial Advisor of the Year” and “UK Financial Advisor of the Year” by FT/Mergermarket in its European M&A Awards 2009.
– “Best Secondary Offering” by FinanceAsia for our work on the rights issues for Rio Tinto Group due to its size, renounceable structure and cross-border complexity. In addition, we were awarded the “Most Innovative Deal” for our work on the recapitalization of Babcock & Brown Infrastructure.

– Ranked number one by Tradeweb in RMBS pass-through trading, with 19% market share for 2009.
– Ranked number two by Dealogic in investment banking revenues for Europe and Asia Pacific (excluding Japan) for 2009.
– “Best Equity Deal/Best IPO” by The Asset magazine in its “Triple A Regional Awards 2009” for our work on the Maxis Berhad IPO. In addition, we were awarded “Best ADR” for our work on the Changyou.com Ltd IPO, “Best Mid-Cap Equity Deal” for our work on the China Resources Cement Holdings Ltd IPO and “Best Sovereign Bond” for our work with the Republic of Philippines.

– “Best High Yield Bond” by Asiamoney in its “Asia’s Best Deals of 2009” for our work on the Adaro Indonesia transaction. In addition, we were awarded “Best Sovereign Bond” for our work with the Republic of Philippines and “Best M&A” for our work on the China Petrochemical Corp. transaction.

Results detail
The following provides a comparison of our 4Q09 results versus 4Q08 (YoY) and versus 3Q09 (QoQ).
Net revenues
Debt underwriting
YoY: From CHF (21) million to CHF 401 million
The increase was primarily due to strong results in leveraged finance, which reflected a significant increase in industry-wide high yield issuance, an increase in high yield market share and fee revenues in 4Q09 compared to fee losses of CHF 105 million in 4Q08. In addition, we had higher revenues from investment grade debt issuance, driven by higher industry-wide issuance volumes, and higher revenues from asset-backed securities (ABS).

QoQ: Up 25% from CHF 321 million to CHF 401 million
The increase was primarily due to higher revenues from leveraged finance, resulting from higher industry-wide high yield issuance and an increase in high yield market share, and higher revenues from ABS. These results were partially offset by a decline in revenues from investment grade debt issuance, driven by lower industry-wide issuance volumes, and lower fee revenues in leveraged finance.

Equity underwriting
YoY: Up 120% from CHF 211 million to CHF 464 million
The increase was driven by significantly higher levels of industry-wide equity issuance volumes, particularly IPO issuance, compared to very low levels in 4Q08.
QoQ: Up 32% from CHF 351 million to CHF 464 million
The increase was driven by higher levels of industry-wide equity issuance volumes, particularly IPO issuance, and significantly higher market share in IPOs.
Advisory and other fees
YoY: Up 3% from CHF 318 million to CHF 329 million
The increase was due to higher other advisory fees, partially offset by lower M&A fees. The decrease in M&A fees was due to the foreign exchange translation impact, as the average rate of the US dollar weakened against the Swiss franc compared to 4Q08. In US dollar terms, M&A fees increased slightly, in line with an increase in completed M&A market share, partially offset by lower levels of global completed M&A activity.

QoQ: Up 207% from CHF 107 million to CHF 329 million
The increase was due to a substantial increase in completed M&A market share and higher levels of global completed M&A activity.
Fixed income trading
YoY: From CHF (2,910) million to CHF 820 million
The increase was primarily due to revenues in our leveraged finance and emerging markets businesses compared to significant losses in 4Q08. In 4Q08, our leveraged finance results included net valuation reductions of CHF 1,195 million, leveraged finance trading losses of CHF 451 million relating to European trading and several trading strategies in the US, which we have since exited, and CHF 362 million of losses from the US loan trading businesses, which experienced unprecedented price declines in the quarter. In 4Q08, we had losses of CHF 1,197 million in our emerging markets business, resulting from price declines in several markets from widening credit spreads. Results included minimal net valuation reductions in CMBS compared to net valuation reductions of CHF 989 million in 4Q08 and net valuation gains in our RMBS and CDO businesses compared to net valuation reductions of CHF 1,771 million in 4Q08, mostly in exit businesses. We reported revenues in our commodities and high grade businesses compared to losses in 4Q08. Most of the commodities losses in 4Q08 were in exit businesses. The increase in revenues was partially offset by net fair value losses on Credit Suisse debt of CHF 219 million compared to fair value gains of CHF 1,727 million in 4Q08. We had lower revenues from our global rates and foreign exchange businesses, reflecting weaker market volumes, a decline in client trading activity, lower volatility and reduced trading opportunities. 4Q08 included losses associated with structured foreign exchange derivatives in Asia. Our results reflected lower revenues from our corporate lending business, which, in 4Q08, included valuation increases of CHF 422 million primarily due to a change in estimate of the value of the loans.

QoQ: Down 67% from CHF 2,477 million to CHF 820 million
The decrease reflected lower revenues from our global rates and foreign exchange, leveraged finance trading and US RMBS trading businesses. Revenues from these businesses were impacted by the marked slowdown in client activity. Our results reflected lower revenues from our corporate lending business, as credit spreads narrowed to a lesser degree in 4Q09 compared to 3Q09, and lower trading strategies revenues. The decrease in revenues was partially offset by lower valuation reductions in CMBS, valuation gains related to residential mortgage businesses we are exiting and higher revenues from commodities. Results included net fair value losses on Credit Suisse debt of CHF 219 million in 4Q09 and CHF 226 million in 3Q09.

Equity trading
YoY: From CHF (2,231) million to CHF 1,102 million
The increase was primarily driven by modest revenues in our derivatives business compared to losses of CHF 886 million in structured derivatives positions in 4Q08, which we have significantly reduced in 2009, and losses of CHF 929 million in our corporate and flow derivatives business in 4Q08. In addition, we had modest revenues from trading strategies and convertibles compared with significant losses in 4Q08, when we incurred losses of CHF 1,019 million in convertibles arising from the dislocation and illiquidity in the convertibles market and losses of CHF 511 million in our long/short and event and risk arbitrage strategies. In 2009, we exited illiquid principal equity trading strategies and focused on quantitative and liquid trading strategies. Trading strategies were impacted by weaker market volumes, lower volatility and reduced trading opportunities. The increase in revenues was partially offset by net fair value losses of CHF 24 million on Credit Suisse debt compared to fair value gains of CHF 192 million in 4Q08. In addition, revenues from our prime services and cash equities businesses, although solid, were lower compared to 4Q08, as client activity, especially among hedge fund clients, was lower in the second half of the quarter.

QoQ: Down 40% from CHF 1,835 million to CHF 1,102 million
The decrease reflected lower revenues in our derivatives, cash equities and prime services businesses as client activity slowed during the quarter. We also had lower revenues in convertibles and trading strategies. Our results also reflected net fair value losses on Credit Suisse debt of CHF 24 million in 4Q09 compared to CHF 25 million in 3Q09.

Other
YoY: From CHF 15 million to CHF (78) million
The decrease primarily reflected net valuation gains of CHF 411 million on our leveraged finance bridge commitments in 4Q08, partially offset by gains from the impact of economic hedging of voluntary deferred compensation, compared to losses in 4Q08, and revenues from private equity investments not managed as part of Asset Management.

QoQ: Up 73% from CHF (45) million to CHF (78) million
The change reflected increased integrated solution payments and lower gains from the impact of economic hedging of voluntary deferred compensation.
Provision for credit losses
YoY: From CHF 355 million to CHF (66) million
The decrease was due to a net provision release in 4Q09, including a release relating to a guarantee provided in a prior year to a third-party bank, compared to 4Q08 provisions, mainly against loans made to various borrowers in Asia.

QoQ: From CHF 18 million to CHF (66) million
The decrease was due to the net provision release in 4Q09.
Operating expenses
Compensation and benefits
YoY: Down 41% from CHF 1,470 million to CHF 870 million
The decrease reflected the reversal of previously accrued performance-related compensation, resulting in a negative accrual in the quarter. Our performance-related compensation accrual was based on our economic profit model, which reflected a full-year view of the risk-adjusted profitability of each business line, the risk-adjusted profitability of Investment Banking and the industry environment. 4Q08 compensation and benefits reflected the deferral of compensation under the CRA program. 4Q09 compensation and benefits also reflected higher voluntary deferred compensation expenses, offset in part by lower deferred compensation from prior-year awards and lower salaries.

QoQ: Down 59% from CHF 2,129 million to CHF 870 million
The decrease reflected the reversal of previously accrued performance-related compensation, reflecting the full-year view of risk-adjusted profitability.
General and administrative expenses
YoY: Up 37% from CHF 667 million to CHF 915 million
The increase primarily reflected a release in 4Q08 of CHF 333 million for certain private litigation matters, compared to litigation charges of CHF 31 million in 4Q09. Excluding these litigation releases and charges, expenses decreased CHF 116 million, driven by a reduction in legal fees and other litigation provisions, non-income taxes and occupancy expenses, resulting from our real estate optimization initiative, partially offset by an increase in IT investment and higher travel and entertainment expenses, reflecting increased client-related business activity, and higher events expenses.

QoQ: Up 7% from CHF 852 million to CHF 915 million
The increase primarily related to higher IT investment, travel and entertainment expenses, reflecting increased client-related business activity, and higher events expenses, offset in part by lower litigation charges. In addition, our 3Q09 results included higher legal, consulting and service fees resulting from the execution of asset sales.

Personnel
Headcount as of the end of 4Q09 was 19,400, up slightly from 19,300 as of the end of 3Q09.

Asset Management
In 4Q09, we recorded income before taxes of CHF 159 million. Performance, placement and asset management fees improved. Our results included strong performance fees from Hedging-Griffo and gains from the sale of two joint ventures. Investment-related losses were CHF 47 million. Net new assets were CHF 4.1 billion.

Results

	in / end of				% change		in / end of			% change

	4Q09	3Q09	4Q08		QoQ	YoY	2009	2008		YoY

Statements of operations (CHF million)

Net revenues	637	765	(356)		(17)	–	1,842	632		191

Provision for credit losses	0	0	0		–	–	0	0		–

Compensation and benefits	264	286	78		(8)	238	1,090	1,055		3

General and administrative expenses	160	123	185	[1]	30	(14)	557	604	[1]	(8)

Commission expenses	54	45	37		20	46	160	158		1

Total other operating expenses	214	168	222		27	(4)	717	762		(6)

Total operating expenses	478	454	300		5	59	1,807	1,817		(1)

Income/(loss) before taxes	159	311	(656)		(49)	–	35	(1,185)		–

Statement of operations metrics (%)

Cost/income ratio	75.0	59.3	–		–	–	98.1	287.5		–

Pre-tax income margin	25.0	40.7	–		–	–	1.9	(187.5)		–

Utilized economic capital and return

Average utilized economic capital (CHF million)	3,357	3,379	3,676		(1)	(9)	3,408	3,273		4

Pre-tax return on average utilized economic capital (%) [2]	19.9	37.8	(70.3)		–	–	2.1	(34.9)		–

Number of employees (full-time equivalents)

Number of employees	3,100	3,100	3,100		0	0	3,100	3,100		0

1 Includes a CHF 41 million impairment charge on acquired intangible assets. 2 Calculated using a return excluding interest costs for allocated goodwill.

Results (continued)

	in				% change		in			% change

	4Q09	3Q09	4Q08		QoQ	YoY	2009	2008		YoY

Net revenue detail by type (CHF million)

Asset management fees	364	362	351		1	4	1,384	1,534		(10)

Placement fees	36	2	41		–	(12)	55	141		(61)

Performance fees and carried interest	60	22	18		173	233	82	75		9

Equity participations and joint ventures	194	247	(19)		(21)	–	542	174		211

Securities purchased from our money market funds	47	42	(164)		12	–	109	(687)		–

Investment-related gains/(losses)	(47)	97	(595)		–	(92)	(365)	(656)		(44)

Other revenues	(17)	(7)	12		143	–	35	51		(31)

Net revenues	637	765	(356)		(17)	–	1,842	632		191

Net revenue detail by line of business (CHF million)

Private equity	67	51	137		31	(51)	238	411		(42)

Real estate	68	64	41		6	66	245	264		(7)

Credit strategies	32	25	25		28	28	96	102		(6)

Liquid strategies [1]	104	71	9		46	–	279	176		59

Other	2	2	17		0	(88)	6	44		(86)

Alternative investment strategies	273	213	229		28	19	864	997		(13)

Multi-asset class solutions	119	119	144		0	(17)	476	708		(33)

Other	51	47	49		9	4	216	96		125

Traditional investment strategies	170	166	193		2	(12)	692	804		(14)

Equity participations and joint ventures [2,3]	194	247	(19)	[4]	(21)	–	542	174	[4]	211

Securities purchased from our money market funds	47	42	(164)		12	–	109	(687)		–

Net revenues before investment-related gains/(losses)	684	668	239		2	186	2,207	1,288		71

Investment-related gains/(losses)	(47)	97	(595)		–	(92)	(365)	(656)		(44)

Net revenues	637	765	(356)		(17)	–	1,842	632		191

Gross and net margin on assets under management (annualized) (bp)

Gross margin before investment-related gains/(losses) [3]	64	63	21		–	–	53	25		–

Gross margin [3]	60	72	(31)		–	–	44	12		–

Net margin (pre-tax)	15	29	(58)		–	–	1	(23)		–

1 Includes multi-manager hedge funds, single-manager hedge fund strategies and index strategies. 2 Includes Asset Management Finance Corporation, Hedging-Griffo, Credit Suisse (Brazil) and Aberdeen Asset Management. 3 Includes gains on shares received from the Aberdeen transaction of CHF 207 million and CHF 228 million in 3Q09 and 2009, respectively, and gains from the sale of the PKO Bank Polski and Woori Credit Suisse Asset Management joint ventures of CHF 58 million in 4Q09 and 2009. 4 Includes a CHF 43 million impairment charge on our Korean joint venture Woori Credit Suisse Asset Management.

Operating environment
The operating environment continued to improve in 4Q09, and signs of economic recovery helped build momentum for rising financial market sentiment. Major equity market indices gained an average of 4%, with emerging markets outperforming developed markets. Commodities, equities and high yield credit were among the best performing asset classes. The S&P GSCI Total Return commodity index gained 8%, as demand strengthened and gold set a multi-year high in early December. Real estate markets improved, with the MSCI World Real Estate index rising 3%.

Investors continued to shift from cash into other asset management products, though the rate slowed from the third quarter. Bond funds continued to attract the majority of net new assets, while equity fund flows were flat to negative. Emerging market equity funds attracted significant net new assets, while developed market equity funds continued to have asset outflows. Hedge funds gathered net inflows in 4Q09, with positive net new assets for the second straight quarter. Liquidity and transparency remained important to investors, evidenced by the continued growth of ETFs, while fundraising for illiquid investments such as private equity remained far below peak levels. Regulatory scrutiny of investment advisers, managers and placement agents continued.

For further information, refer to I – Credit Suisse results – Operating environment.
Results overview
In 4Q09, income before taxes was CHF 159 million, compared to a loss of CHF 656 million in 4Q08. Net revenues of CHF 637 million were up CHF 993 million. Net revenues before securities purchased from our money market funds and investment-related losses were CHF 637 million, up 58%. Investment-related losses, primarily in private equity investments in the real estate, financial services and energy sectors, partially offset by gains in credit-related investments, were CHF 47 million, compared to losses of CHF 595 million in 4Q08. Asset management fees of CHF 364 million were up 4%, reflecting higher fees primarily from fund administration services. Average assets under management in 4Q09 decreased 6.3% compared to 4Q08. Asset management fees in alternative investment strategies decreased 4% across most products. Placement fees of CHF 36 million were down 12%, reflecting the continued difficult fundraising environment. Performance fees and carried interest of CHF 60 million were up CHF 42 million, mainly in liquid strategies relating to management of the PAF. Equity participations and joint venture revenues of CHF 194 million were up CHF 213 million, reflecting increased performance-based fees from Hedging-Griffo and gains of CHF 58 million from the sales of two joint ventures.

Total operating expenses of CHF 478 million increased 59%, mainly due to higher performance-related compensation compared to 4Q08, which included the deferral of performance-related compensation under the CRA program. The decline in general and administrative expenses was mainly due to a 4Q08 impairment charge of CHF 41 million on acquired intangible assets.

Compared to 3Q09, income before taxes decreased CHF 152 million and net revenues decreased CHF 128 million, primarily reflecting the CHF 207 million gain on the Aberdeen transaction and investment-related gains in 3Q09, compared to investment-related losses in 4Q09. Excluding investment-related gains/(losses) and the gain on the Aberdeen transaction, revenues increased CHF 223 million, mainly from the semi-annual performance-based fees from Hedging-Griffo, the gains from the joint venture sales and improved placement fees. Total operating expenses increased 5%, reflecting higher general and administrative expenses, partially offset by lower performance-related compensation.

For 2009, income before taxes was CHF 35 million, compared to a loss before taxes of CHF 1,185 million in 2008. Net revenues almost tripled to CHF 1,842 million compared to 2008, primarily reflecting gains from securities purchased from our money market funds compared to losses in 2008, lower investment-related losses and higher revenues from equity participations and joint ventures, including gains from the Aberdeen transaction and the sale of two joint ventures. Net revenues before securities purchased from our money market funds and investment-related gains/(losses) were CHF 2,098 million, up 6% compared to 2008, primarily due to the higher revenues from equity participations and joint ventures, partially offset by lower asset management and placement fees. Total operating expenses were flat.

During the quarter, we sold our stake in our Polish and Korean joint ventures, PKO Bank Polski and Woori Credit Suisse Asset Management, resulting in gains of CHF 58 million in 4Q09. As of the end of 4Q09, the fair value of our balance sheet exposure to securities purchased from our money market funds was CHF 260 million, up CHF 8 million from 3Q09, and gains were CHF 47 million, compared to a loss of CHF 164 million in 4Q08.

Assets under management were CHF 416.0 billion, down 2.8% compared to 3Q09. The decrease in 4Q09 primarily reflected the transfer of the managed lending business to Investment Banking and the sale of the two joint ventures, partially offset by positive market performance and net new assets. Net new assets of CHF 4.1 billion included inflows of CHF 6.6 billion in alternative investment strategies, mainly in real estate and ETFs, and CHF 0.8 billion in Swiss advisory, partially offset by outflows of CHF 3.6 billion in multi-asset class solutions, which included the impact of a tax amnesty in Italy. Compared to 4Q08, assets under management were up 1.1%, primarily reflecting positive market performance, mostly offset by the transfer of the managed lending business and the sale of the two joint ventures.

Results before securities purchased from our money market funds

	in			% change		in		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Statements of operations (CHF million)

Net revenues before investment-related gains/(losses)	637	626	403	2	58	2,098	1,975	6

Investment-related gains/(losses)	(47)	97	(595)	–	(92)	(365)	(656)	(44)

Net revenues	590	723	(192)	(18)	–	1,733	1,319	31

Provision for credit losses	0	0	0	–	–	0	0	–

Compensation and benefits	264	286	78	(8)	238	1,090	1,055	3

Total other operating expenses	214	168	222	27	(4)	717	762	(6)

Total operating expenses	478	454	300	5	59	1,807	1,817	(1)

Income/(loss) before taxes	112	269	(492)	(58)	–	(74)	(498)	(85)

Statement of operations metrics (%)

Cost/income ratio	81.0	62.8	–	–	–	104.3	137.8	–

Pre-tax income margin	19.0	37.2	–	–	–	(4.3)	(37.8)	–

Gross and net margin on assets under management (annualized) (bp)

Gross margin before investment-related gains/(losses) [1]	60	59	35	–	–	50	38	–

Gross margin [1]	56	68	(17)	–	–	41	25	–

Net margin (pre-tax)	11	25	(43)	–	–	(2)	(10)	–

Management believes that results before securities purchased from our money market funds is meaningful as it more appropriately reflects the performance of the ongoing business.
1 Includes gains on shares received from the Aberdeen transaction of CHF 207 million and CHF 228 million in 3Q09 and 2009, respectively, and gains from the sale of the PKO Bank Polski and Woori Credit Suisse Asset Management joint ventures of CHF 58 million in 4Q09 and 2009.

Gains/(losses) on securities purchased from our money market funds

	in			% change		in		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Gains/(losses) (CHF million)

Realized gains/(losses)	8	4	62	100	(87)	(31)	(36)	(14)

Unrealized gains/(losses)	35	44	(195)	(20)	–	127	(792)	–

Net gains/(losses) [1]	43	48	(133)	(10)	–	96	(828)	–

Other [2,3]	4	(6)	(31)	–	–	13	141	(91)

Securities purchased from our money market funds	47	42	(164)	12	–	109	(687)	–

1 Includes net interest income. 2 Includes hedging gains/(losses) of CHF 4 million, CHF (13) million, CHF 17 million, CHF 3 million and CHF 189 million in 4Q09, 3Q09, 4Q08, 2009 and 2008, respectively. 3 Includes cash infusions/(refunds) and costs associated with the closing of our money market funds of CHF (7) million, CHF 48 million, CHF (10) million and CHF 48 million in 3Q09, 4Q08, 2009 and 2008, respectively.

Movements of securities purchased from our money market funds

	Fair value end of 3Q09	Purchased	Net gains	Sold	Matured/ restruc- tured	Foreign exchange	Fair value end of 4Q09

CP, bonds and other securities issued by (CHF million)

Structured investment vehicles	252	0	43	0	(35)	0	260

Total	252	0	43	0	(35)	0	260

Performance indicators
Pre-tax income margin (KPI)
Our target over market cycles is a pre-tax income margin above 40%. The pre-tax income margin was 25.0% in 4Q09, compared to 40.7% in 3Q09. The pre-tax income margin was not meaningful in 4Q08 given our negative net revenues. The pre-tax income margin before securities purchased from our money market funds and investment-related gains/(losses) was 25.0% in 4Q09, compared to 25.6% in 4Q08 and 27.5% in 3Q09.

Net new asset growth rate
In 4Q09, the rolling four-quarter average growth rate was 0.1%, compared to negative 10.6% in 4Q08 and negative 5.0% in 3Q09. The annualized quarterly growth rate was 3.8% in 4Q09, compared to negative 17.2% in 4Q08 and 3.8% in 3Q09.

Gross margin
The gross margin on assets under management was 60 basis points in 4Q09, compared to negative 31 basis points in 4Q08 and 72 basis points in 3Q09. The gross margin on assets under management before securities purchased from our money market funds and investment-related gains/(losses) was 60 basis points in 4Q09, compared to 35 basis points in 4Q08 and 59 basis points in 3Q09.

Assets under management - Asset Management

	in / end of				% change		in / end of		% change

	4Q09		3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Assets under management (CHF billion)

Private equity	31.6		31.6	37.2	0.0	(15.1)	31.6	37.2	(15.1)

Real estate	36.8		34.1	34.4	7.9	7.0	36.8	34.4	7.0

Credit strategies	16.3		15.5	13.1	5.2	24.4	16.3	13.1	24.4

Liquid strategies [1]	69.2		63.2	54.9	9.5	26.0	69.2	54.9	26.0

Other	4.0		4.0	2.3	0.0	73.9	4.0	2.3	73.9

Alternative investment strategies	157.9		148.4	141.9	6.4	11.3	157.9	141.9	11.3

Multi-asset class solutions	170.2		176.3	159.9	(3.5)	6.4	170.2	159.9	6.4

Other	70.6		82.8	94.4	(14.7)	(25.2)	70.6	94.4	(25.2)

Traditional investment strategies	240.8		259.1	254.3	(7.1)	(5.3)	240.8	254.3	(5.3)

Equity participations and joint ventures [2]	17.3		20.4	15.3	(15.2)	13.1	17.3	15.3	13.1

Assets under management	416.0		427.9	411.5	(2.8)	1.1	416.0	411.5	1.1

Assets under management by currency (CHF billion)

USD	94.8		102.7	105.9	(7.7)	(10.5)	94.8	105.9	(10.5)

EUR	61.5		60.9	56.5	1.0	8.8	61.5	56.5	8.8

CHF	240.3		239.0	224.6	0.5	7.0	240.3	224.6	7.0

Other	19.4		25.3	24.5	(23.3)	(20.8)	19.4	24.5	(20.8)

Assets under management	416.0		427.9	411.5	(2.8)	1.1	416.0	411.5	1.1

Growth in assets under management (CHF billion)

Net new assets	4.1		3.9	(21.1)	–	–	0.4	(63.3)	–

Other effects	(16.0)		13.3	(58.6)	–	–	4.1	(124.6)	–

of which market movements	6.7		18.6	(33.2)	–	–	30.7	(78.6)	–

of which currency	(2.3)		(4.8)	(14.9)	–	–	0.2	(23.5)	–

of which other	(20.4)	[3]	(0.5)	(10.5)	–	–	(26.8)	(22.5)	–

Growth in assets under management	(11.9)		17.2	(79.7)	–	–	4.5	(187.9)	–

Growth in assets under management (annualized) (%)

Net new assets	3.8		3.8	(17.2)	–	–	0.1	(10.6)	–

Other effects	(15.0)		13.0	(47.7)	–	–	1.0	(20.8)	–

Growth in assets under management	(11.2)		16.8	(64.9)	–	–	1.1	(31.4)	–

Growth in assets under management (rolling four-quarter average) (%)

Net new assets	0.1		(5.0)	(10.6)	–	–	–	–	–

Other effects	1.0		(7.8)	(20.8)	–	–	–	–	–

Growth in assets under management (rolling four-quarter average)	1.1		(12.8)	(31.4)	–	–	–	–	–

Principal investments (CHF billion)

Principal investments [4]	3.8		3.7	4.0	2.7	(5.0)	3.8	4.0	(5.0)

1 Includes multi-manager hedge funds, single-manager hedge fund strategies and index strategies. 2 Includes Hedging-Griffo and Credit Suisse (Brazil). 3 Includes assets under management of the managed lending business transferred to Investment Banking of CHF 13.2 billion and reductions relating to the sale of two joint ventures. 4 Includes primarily private equity investments.

Initiatives and achievements
– We had net new assets of CHF 3.8 billion in connection with the acquisition of Jelmoli AG by Swiss Prime Site AG, a Swiss real estate investment company for which we are the investment adviser and administrator.

– We won a CHF 500 million private equity fund of funds mandate from a large Asian pension plan and two credit strategies mandates totaling CHF 300 million from US pension funds.
– During 4Q09, our indexed commodities business surpassed CHF 4 billion in assets under management.
– We expanded our European ETF suite into Italy and Germany, with 17 ETF products listed on the Italian stock exchange and 15 ETF products listed on the German stock exchange.
– We launched our first ETF physically backed by gold. This fund invests in physical gold to replicate the return from gold on the spot market, without using derivative instruments.
– Global Infrastructure Partners, our asset management joint venture with General Electric, announced two major investments totaling CHF 3 billion, including the acquisition of Gatwick Airport and a stake in a leading renewable power generation company.

– Asset Management Finance Corporation made investments totaling CHF 200 million in four firms that specialize in wealth management and alternative asset management.
Results detail
The following provides a comparison of our 4Q09 results versus 4Q08 (YoY) and versus 3Q09 (QoQ).
Net revenues
Net revenues before investment-related gains/(losses) include asset management fees (including fees from fund administration services), performance-based fees and carried interest, placement fees, revenues from joint ventures and strategic collaborations and realized and unrealized gains and losses on securities purchased from our money market funds. Investment-related gains/(losses) include realized and unrealized gains and losses and net interest and dividend income on investments.

Alternative investment strategies
YoY: Up 19% from CHF 229 million to CHF 273 million
The increase was mainly due to higher revenues in liquid strategies and real estate, partially offset by lower revenues in private equity. The increase in liquid strategies revenues reflected higher performance fees relating to management of the PAF. 4Q08 revenues in liquid strategies included losses associated with proprietary hedge fund positions, including seed capital investments. Real estate revenues increased 66%, due to higher placement fees. Private equity revenues declined 51%, primarily due to lower placement fees and higher allocated funding costs.

QoQ: Up 28% from CHF 213 million to CHF 273 million
The increase was mainly due to higher revenues in liquid strategies and private equity. The increase in liquid strategies was due to the performance fees relating to management of the PAF. The increase in private equity was due to higher placement fees, partially offset by higher allocated funding costs.

Traditional investment strategies
YoY: Down 12% from CHF 193 million to CHF 170 million
The decrease was mainly due to lower asset management fees from multi-asset class solutions reflecting a decline of average assets under management and realized gains in 4Q08 on securities acquired from client securities lending portfolios, partially offset by an increase in fees, primarily from fund administration services.

QoQ: Up 2% from CHF 166 million to CHF 170 million
The increase was mainly due to higher fees from fund administration. Fees from multi-asset class solutions were stable.
Equity participations and joint ventures
YoY: Up from CHF (19) million to CHF 194 million
The increase was mainly due to higher performance-based fees from Hedging-Griffo, the CHF 39 million net gain from the sale of PKO Bank Polski and the CHF 19 million gain from the sale of Woori Credit Suisse Asset Management. 4Q08 included an impairment charge of CHF 43 million on the Korean joint venture.

QoQ: Down 21% from CHF 247 million to CHF 194 million
The decrease was mainly due to the CHF 207 million gain from the Aberdeen transaction in 3Q09, partially offset by the semi-annual performance-based fees from Hedging-Griffo and the CHF 58 million of gains from the sale of the two joint ventures.

Investment-related gains/(losses)
YoY: Down 92% from CHF (595) million to CHF (47) million
In 4Q09, we had unrealized losses in private equity investments, mainly in the real estate, financial services and energy sectors, partially offset by unrealized gains in credit-related investments. 4Q08 included unrealized losses on private equity investments in the real estate, energy and commodity sectors and in credit-related investments.

QoQ: Down from CHF 97 million to CHF (47) million
In 4Q09, we had unrealized losses in private equity investments, mainly in the real estate, financial services and energy sectors, partially offset by unrealized gains in credit-related investments. 3Q09 included unrealized gains in credit-related investments and in private equity investments in the pharmaceutical sector, partially offset by unrealized losses in private equity investments in the energy sector.

Operating expenses
Compensation and benefits
YoY: Up 238% from CHF 78 to CHF 264 million
The increase was mainly from higher performance-related compensation, due to the deferral of compensation under the CRA program in 4Q08, and higher deferred compensation relating to prior-year awards, partially offset by lower salaries.

QoQ: Down 8% from CHF 286 million to CHF 264 million
The decrease was mainly due to lower performance-related compensation accruals reflecting the full-year results.
General and administrative expenses
YoY: Down 14% from CHF 185 million to CHF 160 million
The decrease was mainly due to an impairment charge of CHF 41 million on acquired intangible assets in 4Q08. Excluding the 4Q08 impairment charge, expenses increased 11%, mainly professional fees. Other general and administrative expenses were stable.

QoQ: Up 30% from CHF 123 million to CHF 160 million
The increase was across most expense categories, mainly professional fees and non-credit-related provisions.
Personnel
In 4Q09, headcount was stable at 3,100 from 4Q08 and 3Q09.

Overview of results and assets under management
Results
Assets under management
Results

	Private Banking			Investment Banking			Asset Management			Corporate Center						Core Results			1	Noncontrolling Interests without SEI			Credit Suisse

in / end of period	4Q09	3Q09	4Q08	4Q09	3Q09	4Q08	4Q09	3Q09	4Q08	4Q09		3Q09		4Q08		4Q09	3Q09	4Q08		4Q09	3Q09	4Q08	4Q09	3Q09	4Q08

Statements of operations (CHF million)

Net revenues	3,000	2,833	3,139	3,038	5,046	(4,618)	637	765	(356)	(142)		273		5		6,533	8,917	(1,830)		182	953	(2,638)	6,715	9,870	(4,468)

Provision for credit losses	26	35	130	(66)	18	355	0	0	0	0		0		1		(40)	53	486		0	0	0	(40)	53	486

Compensation and benefits	1,213	1,131	817	870	2,129	1,470	264	286	78	81		280		631		2,428	3,826	2,996		39	15	31	2,467	3,841	3,027

General and administrative expenses	761	643	1,502	915	852	667	160	123	185	434		302		401		2,270	1,920	2,755		28	15	18	2,298	1,935	2,773

Commission expenses	143	157	173	289	301	350	54	45	37	44		(5)		33		530	498	593		0	0	0	530	498	593

Total other operating expenses	904	800	1,675	1,204	1,153	1,017	214	168	222	478		297		434		2,800	2,418	3,348		28	15	18	2,828	2,433	3,366

Total operating expenses	2,117	1,931	2,492	2,074	3,282	2,487	478	454	300	559		577		1,065		5,228	6,244	6,344		67	30	49	5,295	6,274	6,393

Income/(loss) from continuing operations before taxes	857	867	517	1,030	1,746	(7,460)	159	311	(656)	(701)		(304)		(1,061)		1,345	2,620	(8,660)		115	923	(2,687)	1,460	3,543	(11,347)

Income tax expense/(benefit)	–	–	–	–	–	–	–	–	–	–		–		–		461	427	(3,175)		0	0	0	461	427	(3,175)

Income/(loss) from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		884	2,193	(5,485)		115	923	(2,687)	999	3,116	(8,172)

Income/(loss) from discontinued operations	–	–	–	–	–	–	–	–	–	–		–		–		0	188	(538)		0	0	0	0	188	(538)

Net income/(loss)	–	–	–	–	–	–	–	–	–	–		–		–		884	2,381	(6,023)		115	923	(2,687)	999	3,304	(8,710)

Less net income/(loss) attributable to noncontrolling interests	–	–	–	–	–	–	–	–	–	–		–		–		91	27	1		115	923	(2,687)	206	950	(2,686)

Net income/(loss) attributable to shareholders	–	–	–	–	–	–	–	–	–	–		–		–		793	2,354	(6,024)		–	–	–	793	2,354	(6,024)

Statement of operations metrics (%)

Cost/income ratio	70.6	68.2	79.4	68.3	65.0	–	75.0	59.3	–	–		–		–		80.0	70.0	–		–	–	–	78.9	63.6	–

Pre-tax income margin	28.6	30.6	16.5	33.9	34.6	–	25.0	40.7	–	–		–		–		20.6	29.4	–		–	–	–	21.7	35.9	–

Effective tax rate	–	–	–	–	–	–	–	–	–	–		–		–		34.3	16.3	36.7		–	–	–	31.6	12.1	28.0

Income margin from continuing operations	–	–	–	–	–	–	–	–	–	–		–		–		13.5	24.6	299.7		–	–	–	14.9	31.6	182.9

Net income margin	–	–	–	–	–	–	–	–	–	–		–		–		12.1	26.4	–		–	–	–	11.8	23.9	–

Utilized economic capital and return

Average utilized economic capital (CHF million)	6,801	6,856	7,074	19,385	20,235	26,816	3,357	3,379	3,676	1,250	[2]	418	[2]	(615)	[2]	30,776	30,871	36,931		–	–	–	30,776	30,871	36,931

Pre-tax return on average utilized economic capital (%) [3]	50.8	51.0	29.7	21.9	35.1	(110.9)	19.9	37.8	(70.3)	–		–		–		18.1	34.5	(93.3)		–	–	–	19.6	46.5	(122.4)

Balance sheet statistics (CHF million)

Total assets	345,488	350,867	374,771	819,081	846,960	976,713	19,289	19,484	21,580	(161,826)		(166,723)		(217,147)		1,022,032	1,050,588	1,155,917		9,395	13,620	14,433	1,031,427	1,064,208	1,170,350

Net loans	175,245	176,094	174,880	61,939	66,100	60,837	–	–	–	(4)		(8)		80		237,180	242,186	235,797		–	–	–	237,180	242,186	235,797

Goodwill	789	789	765	6,843	6,879	6,972	1,635	1,644	1,593	–		–		–		9,267	9,312	9,330		–	–	–	9,267	9,312	9,330

Number of employees (full-time equivalents)

Number of employees	24,300	24,200	24,400	19,400	19,300	19,600	3,100	3,100	3,100	800		800		700		47,600	47,400	47,800		–	–	–	47,600	47,400	47,800

1 Core Results include the results of our integrated banking business, excluding revenues and expenses in respect of noncontrolling interests without significant economic interest. 2 Includes diversification benefit. 3 Calculated using a return excluding interest costs for allocated goodwill.

Assets under management
Assets under management
Assets under management comprise assets which are placed with us for investment purposes and include discretionary and advisory counterparty assets.
Discretionary assets are assets for which the customer fully transfers the discretionary power to a Credit Suisse entity with a management mandate. Discretionary assets are reported in the segment in which the advice is provided as well as in the segment in which the investment decisions take place. Assets managed by Asset Management for Private Banking clients are reported in both segments and eliminated at Group level.

Advisory assets include assets placed with us where the client is provided access to investment advice but retains discretion over investment decisions.
As of the end of 4Q09, assets under management from continuing operations were CHF 1,229.0 billion, up CHF 3.7 billion, or 0.3%, compared to the end of 3Q09. The increase primarily reflected favorable market performance and positive net new assets in Private Banking and Asset Management, mostly offset by other effects, primarily in Asset Management, reflecting the transfer of the managed lending business to Investment Banking and the sale of two joint ventures, and adverse foreign exchange-related movements. Compared to the end of 4Q08, assets under management from continuing operations were up CHF 122.9 billion, or 11.1%. The increase primarily reflected favorable market performance in Private Banking and Asset Management and net new assets in Private Banking.

In Private Banking, assets under management were CHF 914.9 billion, up CHF 13.1 billion, or 1.5%, compared to the end of 3Q09, and up CHF 126.0 billion, or 16.0%, compared to the end of 4Q08. In Asset Management, assets under management were CHF 416.0 billion, down CHF 11.9 billion, or 2.8%, compared to the end of 3Q09, and up CHF 4.5 billion, or 1.1%, compared to the end of 4Q08. For further information, refer to II – Results by division – Private Banking and – Asset Management.

Assets under management and client assets

	end of				% change

	4Q09	3Q09	4Q08		QoQ	YoY

Assets under management (CHF billion)

Private Banking	914.9	901.8	788.9		1.5	16.0

Asset Management	416.0	427.9	411.5		(2.8)	1.1

Assets managed by Asset Management for Private Banking clients	(101.9)	(104.4)	(94.3)		(2.4)	8.1

Assets under management from continuing operations	1,229.0	1,225.3	1,106.1		0.3	11.1

of which discretionary assets	422.3	435.3	416.1		(3.0)	1.5

of which advisory assets	806.7	790.0	690.0		2.1	16.9

Discontinued operations	0.0	0.0	67.9	[1]	–	(100.0)

Assets under management	1,229.0	1,225.3	1,174.0		0.3	4.7

Client assets (CHF billion)

Private Banking	1,063.4	1,049.8	919.9		1.3	15.6

Asset Management	444.7	453.8	425.1		(2.0)	4.6

Assets managed by Asset Management for Private Banking clients	(101.9)	(104.4)	(94.3)		(2.4)	8.1

Client assets from continuing operations	1,406.2	1,399.2	1,250.7		0.5	12.4

Discontinued operations	0.0	0.0	67.9	[1]	–	(100.0)

Client assets	1,406.2	1,399.2	1,318.6		0.5	6.6

1 Includes assets under management relating to the sale of part of our traditional investment strategies business in Asset Management.

Growth in assets under management

in	4Q09	3Q09	4Q08	2009	2008

Growth in assets under management (CHF billion)

Private Banking	6.4	13.1	1.9	41.6	50.9

Asset Management	4.1	3.9	(21.1)	0.4	(63.3)

Assets managed by Asset Management for Private Banking clients	2.0	(0.3)	6.6	2.2	9.4

Net new assets	12.5	16.7	(12.6)	44.2	(3.0)

Private Banking	6.7	26.5	(117.3)	84.4	(257.4)

Asset Management	(16.0)	13.3	(58.6)	4.1	(124.6)

Assets managed by Asset Management for Private Banking clients	0.5	(6.4)	11.2	(9.8)	28.3

Other effects	(8.8)	33.4	(164.7)	78.7	(353.7)

Private Banking	13.1	39.6	(115.4)	126.0	(206.5)

Asset Management	(11.9)	17.2	(79.7)	4.5	(187.9)

Assets managed by Asset Management for Private Banking clients	2.5	(6.7)	17.8	(7.6)	37.7

Total growth in assets under management from continuing operations	3.7	50.1	(177.3)	122.9	(356.7)

Total growth in assets under management from discontinued operations [1]	0.0	(56.8)	(18.7)	(67.9)	(24.0)

Total growth in assets under management	3.7	(6.7)	(196.0)	55.0	(380.7)

Growth in assets under management (annualized) (%) [2]

Private Banking	2.8	6.1	0.8	5.3	5.1

Asset Management	3.8	3.8	(17.2)	0.1	(10.6)

Assets managed by Asset Management for Private Banking clients	(7.7)	1.2	(23.6)	(2.3)	(7.1)

Net new assets	4.1	5.7	(3.9)	4.0	(0.2)

Private Banking	3.0	12.3	(51.9)	10.7	(25.9)

Asset Management	(15.0)	13.0	(47.7)	1.0	(20.8)

Assets managed by Asset Management for Private Banking clients	(1.9)	26.2	(40.0)	10.4	(21.4)

Other effects	(2.9)	11.4	(51.3)	7.1	(24.2)

Private Banking	5.8	18.4	(51.1)	16.0	(20.8)

Asset Management	(11.2)	16.8	(64.9)	1.1	(31.4)

Assets managed by Asset Management for Private Banking clients	(9.6)	27.4	(63.6)	8.1	(28.5)

Total growth in assets under management	1.2	17.1	(55.2)	11.1	(24.4)

1 Includes assets under management relating to the sale of part of our traditional investment strategies business in Asset Management. 2 Calculated based on continuing operations.

Growth in assets under management (continued)

in	4Q09	3Q09	4Q08

Growth in net new assets (rolling four-quarter average) (%) [1]

Private Banking	5.3	4.1	5.1

Asset Management	0.1	(5.0)	(10.6)

Assets managed by Asset Management for Private Banking clients	(2.3)	(6.1)	(7.1)

Growth in net new assets	4.0	1.5	(0.2)

1 Calculated based on continuing operations.

Net new assets
Net new assets include individual cash payments, security deliveries and cash flows resulting from loan increases or repayments. Interest and dividend income credited to clients, commissions, interest and fees charged for banking services are not included as they do not reflect success in acquiring assets under management. Furthermore, changes due to currency and market movements as well as asset inflows and outflows due to the acquisition or divestiture of businesses are not part of net new assets.

Private Banking recorded net new assets of CHF 6.4 billion in 4Q09, including CHF 5.4 billion in Wealth Management Clients, with inflows mainly in Asia Pacific and the Americas. EMEA and Switzerland were impacted by outflows relating to a tax amnesty in Italy. Asset Management recorded net new assets of CHF 4.1 billion, including inflows of CHF 6.6 billion in alternative investment strategies and outflows of CHF 3.6 billion in multi-asset class solutions, which included the impact of a tax amnesty in Italy.

Client assets
Client assets is a broader measure than assets under management as it includes transactional and custody accounts (assets held solely for transaction-related or safekeeping/custody purposes) and assets of corporate clients and public institutions used primarily for cash management or transaction-related purposes.

Treasury and Risk management
Treasury management
Risk management
Treasury management
We continued to conservatively manage our liquidity and funding position, and our capital position remained strong with a BIS tier 1 ratio of 16.3% as of the end of 4Q09.
Liquidity and funding management
Securities for funding and capital purposes are issued primarily by the Bank, our principal operating subsidiary and a US registrant. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to support business initiatives. For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2008.

Funding sources and uses
The operating environment continued to improve during 4Q09, with a further tightening of funding spreads. The distribution of our unsecured funding remained consistent with the distribution as of the end of 3Q09, with the majority still from client deposits and long-term debt (refer to the chart “Unsecured funding distribution”). We continue to maintain lending facilities with various central banks and to monitor closely our exposure to liquidity risk. As of the end of 4Q09, our liquid assets included CHF 135 billion of cash and securities accepted under central bank facilities, an increase of CHF 17 billion from 3Q09. Deposits, a particularly stable source of funds, decreased CHF 1.3 billion from 3Q09, primarily due to the foreign exchange translation impact, and covered 122% of total loans outstanding as of the end of 4Q09 (refer to the chart “Funding by asset category”). In 4Q09 we further reduced our short-term liabilities to CHF 52 billion from CHF 56 billion in 3Q09, and extended our maturity profile. The percentage of unsecured funding from long-term debt was 32% as of the end of 4Q09, an increase of three percentage points from 4Q08. The percentage of unsecured funding from Private Banking client deposits was 47% as of the end of 4Q09, an increase of five percentage points from 4Q08. The weighted average maturity of long-term debt was 6.4 years (including certificates of deposits with a maturity of one year or longer, but excluding structured notes, and assuming callable securities are redeemed at final maturity or in 2030 for instruments without a stated final maturity).

Despite the low level of interest rates, the average funding spread over LIBOR and other indices relevant to the financial services industry, which is allocated to the divisions, increased, primarily reflecting the long-term debt and hybrid tier 1 capital issued in 4Q08 during the financial crisis.

Liquidity and funding policy
Our liquidity and funding policy is designed to ensure that funding is available to meet all obligations in times of stress, whether caused by market events or issues specific to Credit Suisse. Our liquidity risk parameters reflect various liquidity stress assumptions, which we believe are conservative and which are described in III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2008. We manage our liquidity profile at a sufficient level such that, in the event that we are unable to access unsecured funding, we will have sufficient liquidity to sustain operations for an extended period of time well in excess of our minimum target of 160 days.

The impact of a one or two-notch downgrade in the Bank’s long-term debt ratings would result in additional collateral requirements of CHF 2.6 billion and CHF 4.9 billion, respectively, and would not be material to our liquidity and funding planning.

Debt issuances and redemptions
Our primary sources of liquidity are through consolidated entities. Our capital markets debt issuance includes issues of senior and subordinated debt in US registered offerings and medium-term note programs, euro market medium-term note programs and a samurai shelf registration statement in Japan. Substantially all of our unsecured senior debt is issued without financial covenants that could trigger an increase of our cost of financing or accelerate the maturity of the debt, including adverse changes in our credit ratings, cash flows, results of operations or financial ratios.

We began pre-funding our forecasted 2010 needs in 4Q09. The Bank issued CHF 2.7 billion of senior debt with maturities ranging between three and four years. The Bank also raised CHF 593 million in multiple tranches of covered bonds with maturities ranging between three and 13 years. Covered bonds of CHF 638 million, senior debt of CHF 3.7 billion and subordinated debt of CHF 1.2 billion matured.

In January 2010, the Bank issued CHF 650 million and EUR 2.25 billion of senior debt with maturities ranging between five and seven years, and issued USD 2.5 billion of subordinated debt with a maturity of ten years. The Bank also raised CHF 281 million in covered bonds with multiple maturities.

Capital management
Our consolidated BIS tier 1 ratio was 16.3% as of the end of 4Q09, compared to 16.4% as of the end of 3Q09, reflecting a slightly lower capital base and stable risk-weighted assets. Our core tier 1 ratio was 11.2% as of the end of 4Q09 (excluding CHF 12.2 billion of hybrid tier 1 instruments and the capital deductions 50% from tier 1) compared to 11.3% in 3Q09. Our Board of Directors will propose a cash dividend of CHF 2.00 per share for 2009 at the AGM on April 30, 2010. The proposal is subject to approval by shareholders at the AGM.

Both the Group and the Bank are subject to BIS and FINMA regulatory capital requirements, including leverage ratios of tier 1 capital to total adjusted assets. Under these requirements we must maintain by 2013 a minimum leverage ratio of 3% at the Group and Bank consolidated level. The leverage ratios for the Group and Bank consolidated level as of the end of 4Q09 were 4.2% and 4.0%, respectively. The adoption of new US GAAP rules on January 1, 2010 governing when an entity should be consolidated resulted in an increase of CHF 15 billion to our 1Q10 opening consolidated balance sheet. The increase in assets and liabilities did not have an impact on our risk-weighted assets, tier 1 capital or economic risk. For further information, refer to I – Core Results – Accounting changes in 1Q10.

Under FINMA requirements that impose an increase in market risk capital for every scaled VaR backtesting exception over ten in the prior rolling 12 month period, we had incurred additional incremental capital charges on trading book market risk-weighted assets in 2009 from backtesting exceptions in 3Q08 and 4Q08. In 2009, we had no backtesting exceptions and consequently the market risk capital multipliers decreased in 4Q09 to the FINMA and BIS minimum levels. For the purposes of this charge, backtesting exceptions are calculated using a subset of actual daily trading revenues that includes only the impact of daily movements in financial market variables such as interest rates, equity prices and foreign exchange rates on the previous night's positions.

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2008.

Capital structure

Total eligible capital
Tier 2 capital
Max 50% of total eligible capital
Lower tier 2 instruments[1] Max 50% of tier 1 capital
Upper tier 2 instruments
Tier 1 capital
Hybrid tier 1 instruments
Max 50% of tier 1 capital
Max 35% of tier 1 capital
Innovative instruments[2]
Max 15% of tier 1 capital
Other hybrid instruments[3]
Instruments convertible into tier 1 capital[4]
Qualifying noncontrolling interests[5]
Shareholders' equity

Percentages refer to tier 1 and total eligible capital before capital deductions.

[1] Lower tier 2 capital will no longer qualify for regulatory capital after 2020 but can be issued through 2010.

[2] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that either have a fixed maturity or an incentive to repay, such as a step-up in the coupon if the instrument is not redeemed when callable.

[3] Hybrid instruments in the form of non-cumulative perpetual preferred securities and capital notes that have no fixed maturity and no incentive for repayment.

[4] Hybrid instruments with a pre-defined mechanism that converts them into tier 1 capital, such as mandatory convertible bonds convertible into common shares.

[5] Qualifying noncontrolling interests including common shares in majority owned and consolidated banking and finance subsidiaries and tier 1 capital securities securing deeply subordinated notes issued by SPEs.

Leverage ratio

	Group		Bank

end of	4Q09	3Q09	4Q09	3Q09

Adjusted assets (CHF billion) [1]

Total assets	1,047	1,081	1,026	1,060

Adjustments:
Assets from Swiss lending activities [2]	(137)	(137)	(114)	(113)

Cash and balances with central banks	(32)	(33)	(32)	(33)

Other	(19)	(15)	(15)	(14)

Total adjusted assets	859	896	865	900

Tier 1 capital	36.2	36.5	34.7	35.4

Leverage ratio (%)	4.2	4.1	4.0	3.9

1 Total assets are calculated as the average of the month-end values for the previous three calendar months. 2 Excludes Swiss interbank lending.

Regulatory capital – Group
The minor decrease in the tier 1 ratio compared to 3Q09 reflected a 1% decline in tier 1 capital and stable risk-weighted assets.
Tier 1 capital decreased CHF 0.3 billion to CHF 36.2 billion as of the end of 4Q09. The decrease was driven by the effect of share-based compensation and a dividend accrual, mostly offset by net income (excluding the impact of fair value gains/(losses) on Credit Suisse debt, net of tax). Total eligible capital decreased to CHF 45.7 billion from CHF 46.5 billion in 3Q09, primarily due to a 5% decrease in tier 2 capital driven by the regulatory amortization of lower tier 2 instruments and fair value movements (excluding the impact of fair value gains or losses on Credit Suisse debt).

Risk-weighted assets were stable at CHF 222 billion as of the end of 4Q09. An increase in credit risk, mainly resulting from a reduction in the hedging of our loan portfolio, was offset by a decline in market risk primarily caused by a decrease in incremental capital charges on trading book market risk-weighted assets. For further information regarding market risk refer to Risk management – Market risk.

Our total capital ratio was 20.6% as of the end of 4Q09, compared to 20.9% as of the end of 3Q09, primarily reflecting the decrease in eligible capital. For further information refer to the table “BIS Statistics”.

Regulators continued to focus on minimum bank capital requirements, harmonization of capital requirements, the improved quality of tier 1 capital and the continued inclusion in regulatory capital of tier 2 instruments. For further information, refer to – Regulatory developments.

Shareholders’ equity
Our shareholders’ equity decreased to CHF 37.5 billion as of the end of 4Q09 from CHF 38.2 billion as of the end of 3Q09. The decrease was driven by the effect of share-based compensation and the change in other comprehensive income, reflecting pension actuarial losses and the negative impact of foreign exchange rate changes on cumulative translation adjustments, partly offset by the net income in 4Q09.

Regulatory developments
In December 2009, the BCBS published consultative proposals to strengthen the resilience of the banking sector. The proposals are aimed at strengthening capital and liquidity regulations. The BCBS proposals are not expected to be finalized until later in 2010 following an impact assessment by the BCBS and are expected to be implemented over a period of time. The impact of these proposals on us will be assessed as the details and timing of the implementation are clarified. Final BCBS requirements may be adjusted when implemented by FINMA and our other regulators.

BIS statistics

	Group				Bank

end of	4Q09	3Q09	4Q08	% change QoQ	4Q09	3Q09	4Q08	% change QoQ

Risk-weighted assets (CHF million)

Credit risk	164,997	161,699	180,425	2	154,982	151,479	169,561	2

Non-counterparty-related risk	7,141	7,008	6,994	2	6,547	6,409	6,370	2

Market risk	17,458	21,355	39,911	(18)	17,011	20,892	39,108	(19)

Operational risk	32,013	31,921	30,137	0	32,013	31,921	30,137	0

Risk-weighted assets	221,609	221,983	257,467	0	210,553	210,701	245,176	0

Eligible capital (CHF million)

Total shareholders' equity	37,517	38,191	32,302	(2)	31,228	31,452	26,868	(1)

Goodwill and intangible assets	(10,140)	(10,177)	(9,932)	0	(8,983)	(9,033)	(8,785)	(1)

Hybrid instruments [1]	12,198	12,252	12,140	0	11,617	11,658	11,897	0

Qualifying noncontrolling interests	1,742	1,746	1,701	0	4,762	4,814	4,860	(1)

Capital deductions 50% from tier 1	(837)	(784)	(479)	7	(779)	(734)	(484)	6

Other adjustments [2]	(4,273)	(4,771)	(1,524)	(10)	(3,150)	(2,755)	(164)	14

Tier 1 capital	36,207	36,457	34,208	(1)	34,695	35,402	34,192	(2)

Upper tier 2	1,989	2,065	3,021	(4)	2,681	2,768	3,581	(3)

Lower tier 2	8,369	8,762	9,340	(4)	9,723	9,905	10,550	(2)

Capital deductions 50% from tier 2	(837)	(784)	(479)	7	(779)	(734)	(484)	6

Tier 2 capital	9,521	10,043	11,882	(5)	11,625	11,939	13,647	(3)

Total eligible capital	45,728	46,500	46,090	(2)	46,320	47,341	47,839	(2)

Capital ratios (%)

Tier 1 ratio	16.3	16.4	13.3	–	16.5	16.8	13.9	–

Total capital ratio	20.6	20.9	17.9	–	22.0	22.5	19.5	–

1 Non-cumulative perpetual preferred securities and capital notes. The FINMA has advised that Credit Suisse Group and the Bank may continue to include as tier 1 capital CHF 1.7 billion and CHF 4.4 billion, respectively, in 4Q09 (3Q09: CHF 1.7 billion and CHF 4.4 billion, respectively; 4Q08: CHF 1.8 billion and CHF 4.6 billion, respectively) of equity from special purpose entities that are deconsolidated under US GAAP. Hybrid tier 1 capital represented 32.9% and 32.7% of the Group's and the Bank's adjusted tier 1 capital, respectively, as of the end of 4Q09 (3Q09: 32.9% and 32.3%, respectively; 4Q08: 35.0% and 34.3%, respectively). Under the decree with the FINMA, a maximum of 35% of tier 1 capital can be in the form of these hybrid capital instruments. 2 Includes cumulative fair value adjustments on Credit Suisse debt, net of tax, anticipated but not yet declared dividends, the net long position in own treasury shares in the trading book and an adjustment for the accounting treatment of pension plans.

Tier 1 capital

in	4Q09	3Q09	% change	2009

Tier 1 capital (CHF million)

Balance at beginning of period	36,457	36,389	0	34,208

Net income	793	2,354	(66)	6,724

Adjustments for fair value gains/(losses) reversed for regulatory purposes, net of tax	336	127	165	425

Foreign exchange impact on tier 1 capital	(134)	(1,060)	(87)	(456)

Recategorization of hybrid instruments in tier 1	0	0	–	339

Other	(1,245)	(1,353)	(8)	(5,033)

Balance at end of period	36,207	36,457	(1)	36,207

Capital

	end of			% change

	4Q09	3Q09	4Q08	QoQ	YoY

Shares outstanding (million)

Common shares issued	1,185.4	1,185.0	1,184.6	0	0

Treasury shares	(16.2)	(14.6)	(20.7)	11	(22)

Shares outstanding	1,169.2	1,170.4	1,163.9	0	0

Par value (CHF)

Par value	0.04	0.04	0.04	0	0

Shareholders' equity (CHF million)

Common shares	47	47	47	0	0

Additional paid-in capital	24,706	25,424	25,166	(3)	(2)

Retained earnings	25,258	24,527	18,780	3	34

Treasury shares, at cost	(856)	(641)	(752)	34	14

Accumulated other comprehensive income	(11,638)	(11,166)	(10,939)	4	6

Total shareholders' equity	37,517	38,191	32,302	(2)	16

Goodwill	(9,267)	(9,312)	(9,330)	0	(1)

Other intangible assets	(328)	(359)	(423)	(9)	(22)

Tangible shareholders' equity [1]	27,922	28,520	22,549	(2)	24

Book value per share outstanding (CHF)

Total book value per share	32.09	32.63	27.75	(2)	16

Goodwill per share	(7.93)	(7.96)	(8.02)	0	(1)

Other intangible assets per share	(0.28)	(0.31)	(0.36)	(10)	(22)

Tangible book value per share	23.88	24.36	19.37	(2)	23

1 Tangible shareholders' equity attributable to shareholders is calculated by deducting goodwill and other intangible assets from total shareholders' equity attributable to shareholders. Management believes that the return on tangible shareholders' equity attributable to shareholders is meaningful as it allows for the consistent measurement of the performance of businesses without regard to whether the businesses were acquired.

Economic capital
Overview
Economic capital is used as a consistent and comprehensive tool for risk management, capital management and performance measurement. It is called economic capital because it measures risks in terms of economic realities rather than regulatory or accounting rules. Economic capital is the estimated capital needed to remain solvent and in business, even under extreme market, business and operational conditions, given the institution’s target financial strength (i.e., long-term credit rating).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Treasury management in the Credit Suisse Annual Report 2008.
We regularly review the economic capital methodology in order to ensure that the model remains relevant as markets and business strategies evolve. In 4Q09, we reviewed the economic capital coverage ratio target and, as a result of this review, we changed the target band to 110% to 140% from 100% to 140%.

There are a number of planned revisions to Basel II market risk over the next two years, such as an incremental charge to capture default risk on trading book assets. These changes already form part of our economic capital framework, and we do not expect material future impacts to our economic capital from these changes. Any implications of the BCBS proposals on the economic capital framework will be assessed as the details and timing of the implementation are clarified.

Utilized economic capital trends
Over the course of 4Q09, our utilized economic capital was stable, reflecting minor changes in position risk.
For further information on our position risk, refer to Risk management – Key position risk trends.
Capital adequacy trends
The economic capital coverage ratio was stable in 4Q09 at 134%, as economic capital resources and utilized economic capital were flat. Our coverage ratio is within our target band of 110% to 140%.
Economic capital

	in / end of				% change

	4Q09		3Q09	4Q08	QoQ	YoY

Economic capital resources (CHF million)

Tier 1 capital	36,207		36,457	34,208	(1)	6

Economic adjustments [1]	4,972		5,153	4,802	(4)	4

Economic capital resources	41,179		41,610	39,010	(1)	6

Utilized economic capital (CHF million)

Position risk (99.97% confidence level)	23,022		23,155	24,653	(1)	(7)

Operational risk	2,812		2,813	2,677	0	5

Other risks [2]	4,858		4,893	4,614	(1)	5

Utilized economic capital	30,692		30,861	31,944	(1)	(4)

Economic capital coverage ratio (%)

Economic capital coverage ratio	134.2		134.8	122.1	–	–

Utilized economic capital by segment (CHF million)

Private Banking	6,783		6,819	7,144	(1)	(5)

Investment Banking	19,352		19,417	22,347	0	(13)

Asset Management	3,321		3,393	3,454	(2)	(4)

Corporate Center [3]	1,251		1,248	(986)	0	–

Utilized economic capital - Credit Suisse	30,692	[4]	30,861	31,944	(1)	(4)

Average utilized economic capital by segment (CHF million)

Private Banking	6,801		6,856	7,074	(1)	(4)

Investment Banking	19,385		20,235	26,816	(4)	(28)

Asset Management	3,357		3,379	3,676	(1)	(9)

Corporate Center [3]	1,250		418	(615)	199	–

Average utilized economic capital - Credit Suisse	30,776	[5]	30,871	36,931	0	(17)

Prior economic capital balances have been restated for methodology changes in order to show meaningful trends.
1 Primarily includes anticipated dividends, unrealized gains and losses on fair valued assets and liabilities (excluding gains and losses from the FVOD transaction) and unrealized gains on owned real estate. Economic adjustments are made to tier 1 capital to enable comparison between capital utilization and resources. 2 Includes owned real estate risk, expense risk, pension risk, foreign exchange risk between economic capital resources and utilized economic capital, diversification benefit and an estimate for the impacts of certain methodology changes planned for 2010. 3 Includes primarily expense risk diversification benefits from the divisions and foreign exchange risk between economic capital resources and utilized economic capital. 4 Includes a diversification benefit of CHF 15 million. 5 Includes a diversification benefit of CHF 17 million.

Risk management
Our overall position risk was stable in 4Q09. Average VaR for our trading books increased 21% to CHF 116 million, and period-end VaR increased 41% to CHF 131 million, compared to 3Q09. Excluding the effect of model enhancements, average VaR would have increased 14% and period-end VaR would have increased 18%.

Economic capital – Position risk
Position risk, which is a component of the economic capital framework, is our core Group-wide risk management tool. It is used to assess, monitor and report risk exposures throughout the Group and represents good market practice. Position risk is the level of unexpected loss in economic value on our portfolio of positions over a one-year horizon, which is exceeded with a given small probability (1% for risk management purposes; 0.03% for capital management purposes).

For further information, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Economic capital and position risk in the Credit Suisse Annual Report 2008.
We regularly review the economic capital methodology to ensure that the model remains relevant as markets and business strategies evolve. There were no material changes to the economic capital methodology in 4Q09.

Position risk

	end of			% change

	4Q09	3Q09	4Q08	QoQ	YoY

Position risk (CHF million)

Fixed income trading [1]	2,180	1,761	1,654	24	32

Equity trading & investments	2,675	2,655	2,748	1	(3)

Private banking corporate & retail lending	2,692	2,647	2,641	2	2

International lending & counterparty exposures	4,034	4,348	4,191	(7)	(4)

Emerging markets	944	1,087	1,660	(13)	(43)

Real estate & structured assets [2]	2,473	2,486	2,841	(1)	(13)

Simple sum across risk categories	14,998	14,984	15,735	0	(5)

Diversification benefit	(2,495)	(2,445)	(2,570)	2	(3)

Position risk (99% confidence level for risk management purposes)	12,503	12,539	13,165	0	(5)

Position risk (99.97% confidence level for capital management purposes)	23,022	23,155	24,653	(1)	(7)

Prior period balances have been restated for methodology changes in order to show meaningful trends.
1 This category comprises fixed income trading, foreign exchange and commodity exposures. 2 This category comprises commercial and residential real estate, ABS exposure, real estate acquired at auction and real estate fund investments.

Key position risk trends
Position risk for risk management purposes at the end of 4Q09 was stable compared to 3Q09. International lending & counterparty position risk declined, primarily reflecting reductions in derivatives and loan exposures in Investment Banking, and emerging markets position risk declined primarily in Asia and Latin America. The decreases were offset by other increased position risk, primarily in fixed income trading due to higher non-investment grade traded credit exposures.

Compared to the end of 4Q08, position risk for risk management purposes decreased 5%. Excluding the US dollar translation impact, position risk decreased 3%. The decreases were primarily due to lower emerging markets exposures across Latin America, Eastern Europe and Asia and reduced real estate & structured assets exposures, primarily in the CMBS exit business. Position risk also decreased in international lending & counterparty exposures, reflecting lower derivatives exposures in Investment Banking. The decreases were mostly offset by increased position risks in fixed income trading, due to higher traded credit exposures, and in private banking corporate & retail lending, due to higher corporate loan risk.

As part of our overall risk management, we hold a portfolio of hedges. Hedges are impacted by market movements similar to other trading securities, and may result in gains or losses which offset losses or gains on the portfolio they were designated to hedge. Due to the varying nature and structure of hedges, these gains or losses may not perfectly offset the losses or gains on the portfolio.

Market risk
We primarily assume market risk through the trading activities in Investment Banking. The other divisions also engage in trading activities, but to a much lesser extent. Trading risks are measured using VaR along with a number of other risk measurement tools. VaR is the potential loss in fair value of trading positions due to adverse market movements over a defined time horizon and for a specified confidence level. VaR relies on historical data and is considered a useful tool for estimating potential loss in normal markets in which there are no abrupt changes in market conditions. Other tools are more appropriate for modeling the impact from severe market conditions. We regularly review our VaR model to ensure that it remains appropriate given evolving market conditions and the composition of our trading portfolio.

In 4Q08, we introduced a new scaling technique. The new technique (scaled VaR) adjusts VaR in cases where short-term market volatility is higher than longer-term volatility from a three year dataset. This more responsive VaR measure is an additional tool during times when market volatility rapidly increases. We monitor both VaR and scaled VaR for risk management purposes. We have approval from FINMA to use our scaled VaR model in the calculation of trading book market risk capital requirements.

We present one-day, 99% VaR, which is ten-day VaR adjusted to a one-day holding period based on a 99% confidence level. This means there is a 1-in-100 chance of incurring a daily mark-to-market trading loss at least as large as the reported VaR. In order to show the aggregate market risk in our trading books, the table entitled “Daily VaR” shows the trading-related market risk on a consolidated basis.

Our average VaR during 4Q09 increased 21% to CHF 116 million from 3Q09 and decreased 28% from 4Q08. The increase in average VaR from 3Q09 was partially due to the introduction of an enhanced credit spread VaR methodology, which better reflects the behavior of credit spreads during stressed market conditions and improves the capturing of basis risks, and partially due to increased risk usage in support of our client flow businesses across fixed income and equities in 4Q09. Period-end VaR as of the end of 4Q09 increased 41% to CHF 131 million from the end of 3Q09, and increased 7% from the end of 4Q08.

Excluding the effect of the changes to the credit spread VaR methodology, average VaR would have been CHF 109 million, an increase of 14%, and period-end VaR would have been CHF 110 million, an increase of 18%, compared to 3Q09.

In 4Q09, our average scaled VaR was CHF 119 million, an increase of 3% from 3Q09 and a decrease of 51% from 4Q08. Period-end scaled VaR as of the end of 4Q09 increased 22% to CHF 131 million from the end of 3Q09, and decreased 29% from the end of 4Q08.

One-day, 99% VaR

in / end of	Interest rate & credit spread	Foreign exchange	Commodity	Equity	Diversi- fication benefit		Total VaR	Total scaled VaR

4Q09 (CHF million)

Average	152	10	21	44	(111)		116	119

Minimum	130	6	17	20	–	[1]	95	106

Maximum	171	19	28	78	–	[1]	147	147

End of period	146	7	21	52	(95)		131	131

3Q09 (CHF million)

Average	134	8	22	27	(95)		96	116

Minimum	114	4	18	17	–	[1]	80	96

Maximum	167	17	26	48	–	[1]	122	150

End of period	150	11	20	48	(136)		93	107

4Q08 (CHF million)

Average	126	18	29	59	(70)		162	243

Minimum	103	7	18	29	–	[1]	123	185

Maximum	160	32	38	126	–	[1]	220	329

End of period	107	16	18	39	(57)		123	185

Excludes risks associated with counterparty and own credit exposures.
1 As the maximum and minimum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification benefit.

Various techniques are used to assess the accuracy of the VaR models, including backtesting. In line with industry practice, we present backtesting using actual daily trading revenues. Actual daily trading revenues are compared with VaR calculated using a one-day holding period. A backtesting exception occurs when the trading revenue loss exceeds the daily VaR estimate. We had no scaled VaR backtesting exceptions during 4Q09. The histogram entitled “Actual daily trading revenues” reflects the distribution of actual daily trading revenues during 4Q09, 3Q09 and 4Q08. The width of this distribution provides another indication of the day-to-day risk in our trading activities. For further information on the use of our scaled VaR model in the calculation of trading book market risk capital requirements, refer to Treasury management – Capital management.

We assume non-trading interest rate risk through interest rate-sensitive positions originated by Private Banking and risk-transferred to Treasury, money market and funding activities by Treasury and the deployment of our consolidated equity as well as other activities, including market-making and trading activities involving banking book positions at the divisions. Savings accounts and many other retail banking products have no contractual maturity date or direct market-linked interest rate and are risk-transferred from Private Banking to Treasury on a pooled basis using replicating portfolios (approximating the re-pricing behavior of the underlying product).

The impact of a one basis point parallel increase of the yield curves on the fair value of interest rate-sensitive non-trading book positions would have amounted to a valuation increase of CHF 7.7 million as of the end of 4Q09, compared to a valuation increase of CHF 8.0 million as of the end of 3Q09.

Credit risk
Credit risk is the possibility of a loss being incurred as the result of a borrower or counterparty failing to meet its financial obligations. In the event of a default, a bank generally incurs a loss equal to the amount owed by the debtor, less any recoveries resulting from foreclosure, liquidation of collateral or the restructuring of the debtor company.

The majority of our credit risk is concentrated in Private Banking and Investment Banking. Credit risk exists within lending products, commitments and letters of credit, and results from counterparty exposure arising from derivatives, foreign exchange and other transactions and may be on or off-balance sheet.

Our regular review of the creditworthiness of clients and counterparties does not depend on the accounting treatment of the asset or commitment. Adverse changes in the creditworthiness of counterparties of loans held at fair value are reflected in valuation changes reported directly in revenues, and therefore are not part of the impaired loans balance. For further information on credit risk, refer to III – Treasury, Risk, Balance sheet and Off-balance sheet – Risk management – Credit risk in the Credit Suisse Annual Report 2008. For further information on counterparty credit risk, refer to Note 24 – Fair value of financial instruments in V – Condensed consolidated financial statements – unaudited.

The following table represents credit risk from loans, loan commitments and certain other contingent liabilities, loans held-for-sale, traded loans and derivative instruments before consideration of risk mitigation such as cash collateral and marketable securities or credit hedges. Loan commitments include irrevocable credit facilities for Investment Banking and Private Banking and, additionally in Private Banking, unused credit limits which can be revoked at our sole discretion upon notice to the client.

Credit risk

	end of			% change

	4Q09	3Q09	4Q08	QoQ	YoY

Credit risk (CHF million)

Balance sheet
Gross loans	238,600	243,646	237,463	(2)	0

Loans held-for-sale	14,287	15,071	23,166	(5)	(38)

Traded loans	5,249	2,712	2,846	94	84

Derivative instruments [1]	57,153	65,626	108,620	(13)	(47)

Total balance sheet	315,289	327,055	372,095	(4)	(15)

Off-balance sheet
Loan commitments	228,484	232,878	238,128	(2)	(4)

Credit guarantees and similar instruments	8,067	6,293	7,493	28	8

Irrevocable commitments under documentary credits	4,583	4,008	4,220	14	9

Total off-balance sheet	241,134	243,179	249,841	(1)	(3)

Total credit risk	556,423	570,234	621,936	(2)	(11)

Before risk mitigation, for example, collateral, credit hedges.
1 Positive replacement value after netting agreements.

Loan exposure
Compared to the end of 3Q09, gross loans decreased 2% to CHF 238.6 billion. In Private Banking, gross loans were stable at CHF 176.2 billion. Gross loans in Investment Banking decreased 6% to CHF 62.4 billion, due to declines in commercial & industrial loans and loans to financial institutions, partially offset by increased loans to governments and public institutions. Gross impaired loans were stable at CHF 2.3 billion. A decrease in impaired loans in Private Banking was largely offset by a slight increase in Investment Banking. The decrease in Private Banking was mainly due to decreased non-performing and non-interest earning loans, while potential problem loans were stable. In Investment Banking, the increase in potential problem loans was partially offset by a decrease in non-performing loans. A portion of the impaired loans in Investment Banking is economically hedged by insurance and other risk mitigation, including credit default swaps (CDS). We recorded a net release of provision for credit losses of CHF 40 million in 4Q09 compared to a net provision of CHF 53 million in 3Q09, with a net release of CHF 66 million in Investment Banking, partially offset by a net provision of CHF 26 million in Private Banking.

Compared to the end of 4Q08, gross loans were stable. In Investment Banking, a decrease in commercial & industrial loans was offset mainly by an increase in loans to financial institutions. The loan portfolio in Private Banking was stable. Gross impaired loans decreased CHF 428 million, or 16%, mainly driven by lower potential problem loans and non-performing loans in Investment Banking.

Loans

	Private Banking						Investment Banking			Credit Suisse			1

end of	4Q09		3Q09		4Q08		4Q09	3Q09	4Q08	4Q09	3Q09	4Q08

Loans (CHF million)

Mortgages	82,642		82,564		80,583		0	0	0	82,642	82,564	80,583

Loans collateralized by securities	21,303		21,593		21,150		0	0	0	21,303	21,593	21,150

Consumer finance	4,269		4,694		4,848		1,508	1,478	1,292	5,777	6,172	6,140

Consumer loans	108,214		108,851		106,581		1,508	1,478	1,292	109,722	110,329	107,873

Real estate	21,648		21,461		21,836		3,410	3,591	1,869	25,058	25,052	23,705

Commercial and industrial loans	36,091		36,504		37,352		22,824	26,222	31,577	58,915	62,726	68,929

Loans to financial institutions	9,074		8,992		8,795		30,637	32,700	24,670	39,707	41,684	33,545

Governments and public institutions	1,134		1,183		1,194		4,064	2,672	2,217	5,198	3,855	3,411

Corporate and institutional loans	67,947	[2]	68,140	[2]	69,177	[2]	60,935	65,185	60,333	128,878	133,317	129,590

Gross loans	176,161		176,991		175,758		62,443	66,663	61,625	238,600	243,646	237,463

of which reported at fair value	–		–		–		36,246	37,685	32,314	36,246	37,685	32,314

Net (unearned income) / deferred expenses	21		20		34		(46)	(46)	(61)	(25)	(26)	(27)

Allowance for loan losses [3]	(937)		(917)		(912)		(458)	(517)	(727)	(1,395)	(1,434)	(1,639)

Net loans	175,245		176,094		174,880		61,939	66,100	60,837	237,180	242,186	235,797

Impaired loans (CHF million)

Non-performing loans	676		741		888		621	728	748	1,297	1,469	1,636

Non-interest-earning loans	336		359		276		0	0	0	336	359	276

Total non-performing and non-interest-earning loans	1,012		1,100		1,164		621	728	748	1,633	1,828	1,912

Restructured loans	0		0		2		6	6	8	6	6	10

Potential problem loans	448		457		377		210	46	426	658	503	803

Total other impaired loans	448		457		379		216	52	434	664	509	813

Gross impaired loans [3]	1,460		1,557		1,543		837	780	1,182	2,297	2,337	2,725

of which loans with a specific allowance	1,141		1,256		1,353		805	769	1,180	1,946	2,025	2,533

of which loans without a specific allowance	319		301		190		32	11	2	351	312	192

Allowance for loan losses (CHF million)

Balance at beginning of period [3]	917		945		834		517	600	481	1,434	1,545	1,315

Net movements recognized in statements of operations	24		18		126		(37)	(1)	295	(13)	17	421

Gross write-offs	(36)		(57)		(52)		(21)	(80)	(9)	(57)	(137)	(61)

Recoveries	9		13		11		0	13	5	9	26	16

Net write-offs	(27)		(44)		(41)		(21)	(67)	(4)	(48)	(111)	(45)

Provisions for interest	(3)		3		5		5	12	2	2	15	7

Foreign currency translation impact and other adjustments, net	26		(5)		(12)		(6)	(27)	(47)	20	(32)	(59)

Balance at end of period [3]	937		917		912		458	517	727	1,395	1,434	1,639

of which a specific allowance	704		684		699		280	309	468	984	993	1,167

of which an inherent credit loss allowance	233		233		213		178	208	259	411	441	472

Loan metrics (%)

Total non-performing and non-interest-earning loans / Gross loans [4]	0.6		0.6		0.7		2.4	2.5	2.6	0.8	0.9	0.9

Gross impaired loans / Gross loans [4]	0.8		0.9		0.9		3.2	2.7	4.0	1.1	1.1	1.3

Allowance for loan losses / Total non-performing and non-interest-earning loans [3]	92.6		83.4		78.4		73.8	71.0	97.2	85.4	78.4	85.7

Allowance for loan losses / Gross impaired loans [3]	64.2		58.9		59.1		54.7	66.3	61.5	60.7	61.4	60.1

The disclosure presents our lending exposure from a risk management perspective and, as such, differs from the loans presentation in Note 14 - Loans in V - Condensed consolidated financial statements - unaudited.
1 Includes Asset Management and Corporate Center. 2 Of which CHF 47,597 million, CHF 48,513 million and CHF 49,337 million were secured by financial collateral and mortgages in 4Q09, 3Q09 and 4Q08, respectively. 3 Impaired loans and allowance for loan losses are only based on loans which are not carried at fair value. 4 Excludes loans carried at fair value.

Condensed consolidated financial statements – unaudited
Condensed consolidated financial statements – unaudited
Notes to the condensed consolidated financial statements – unaudited

The accompanying notes to the condensed consolidated financial statements – unaudited are an integral part of these statements.
Condensed consolidated financial statements – unaudited
Consolidated statements of operations (unaudited)

	in			% change		in		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Consolidated statements of operations (CHF million)

Interest and dividend income	5,249	5,340	10,269	(2)	(49)	25,288	47,939	(47)

Interest expense	(3,335)	(3,621)	(7,613)	(8)	(56)	(18,397)	(39,403)	(53)

Net interest income	1,914	1,719	2,656	11	(28)	6,891	8,536	(19)

Commissions and fees	3,942	3,313	3,181	19	24	13,750	14,812	(7)

Trading revenues	548	3,489	(6,736)	(84)	–	12,151	(9,880)	–

Other revenues	311	1,349	(3,569)	(77)	–	502	(4,200)	–

Net revenues	6,715	9,870	(4,468)	(32)	–	33,294	9,268	259

Provision for credit losses	(40)	53	486	–	–	506	813	(38)

Compensation and benefits	2,467	3,841	3,027	(36)	(19)	15,013	13,254	13

General and administrative expenses	2,298	1,935	2,773	19	(17)	7,701	7,809	(1)

Commission expenses	530	498	593	6	(11)	1,997	2,294	(13)

Total other operating expenses	2,828	2,433	3,366	16	(16)	9,698	10,103	(4)

Total operating expenses	5,295	6,274	6,393	(16)	(17)	24,711	23,357	6

Income/(loss) from continuing operations before taxes	1,460	3,543	(11,347)	(59)	–	8,077	(14,902)	–

Income tax expense/(benefit)	461	427	(3,175)	8	–	1,835	(4,596)	–

Income/(loss) from continuing operations	999	3,116	(8,172)	(68)	–	6,242	(10,306)	–

Income/(loss) from discontinued operations, net of tax	0	188	(538)	(100)	100	169	(531)	–

Net income/(loss)	999	3,304	(8,710)	(70)	–	6,411	(10,837)	–

Less net income/(loss) attributable to noncontrolling interests	206	950	(2,686)	(78)	–	(313)	(2,619)	(88)

Net income/(loss) attributable to shareholders	793	2,354	(6,024)	(66)	–	6,724	(8,218)	–

of which from continuing operations	793	2,166	(5,486)	(63)	–	6,555	(7,687)	–

of which from discontinued operations	0	188	(538)	(100)	100	169	(531)	–

Basic earnings per share (CHF)

Basic earnings/(loss) per share from continuing operations	0.59	1.73	(4.87)	(66)	–	5.14	(7.51)	–

Basic earnings per share from discontinued operations	0.00	0.15	(0.47)	(100)	100	0.14	(0.50)	–

Basic earnings/(loss) per share	0.59	1.88	(5.34)	(69)	–	5.28	(8.01)	–

Diluted earnings per share (CHF)

Diluted earnings/(loss) per share from continuing operations	0.56	1.67	(4.87)	(66)	–	5.01	(7.51)	–

Diluted earnings per share from discontinued operations	0.00	0.14	(0.47)	(100)	100	0.13	(0.50)	–

Diluted earnings/(loss) per share	0.56	1.81	(5.34)	(69)	–	5.14	(8.01)	–

Consolidated balance sheets (unaudited)

	end of			% change

	4Q09	3Q09	4Q08	QoQ	YoY

Assets (CHF million)

Cash and due from banks	51,857	48,865	90,035	6	(42)

Interest-bearing deposits with banks	1,177	1,244	2,012	(5)	(42)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	209,499	221,908	269,028	(6)	(22)

of which reported at fair value	128,303	133,808	164,743	(4)	(22)

Securities received as collateral, at fair value	37,516	41,185	29,454	(9)	27

of which encumbered	27,816	27,821	16,665	0	67

Trading assets, at fair value	332,238	331,922	342,778	0	(3)

of which encumbered	112,843	104,506	69,921	8	61

Investment securities	11,232	12,267	13,823	(8)	(19)

of which reported at fair value	10,793	11,371	13,019	(5)	(17)

Other investments	23,993	27,623	27,002	(13)	(11)

of which reported at fair value	21,126	25,083	24,866	(16)	(15)

Net loans	237,180	242,186	235,797	(2)	1

of which reported at fair value	36,246	37,685	32,314	(4)	12

of which allowance for loan losses	(1,395)	(1,434)	(1,639)	(3)	(15)

Premises and equipment	6,436	6,451	6,350	0	1

Goodwill	9,267	9,312	9,330	0	(1)

Other intangible assets	328	359	423	(9)	(22)

of which reported at fair value	30	46	113	(35)	(73)

Brokerage receivables	41,960	47,571	57,498	(12)	(27)

Other assets	68,744	73,315	85,797	(6)	(20)

of which reported at fair value	29,125	31,863	34,086	(9)	(15)

of which encumbered	975	2,392	3,329	(59)	(71)

Assets of discontinued operations held-for-sale	0	0	1,023	–	(100)

Total assets	1,031,427	1,064,208	1,170,350	(3)	(12)

Consolidated balance sheets (unaudited)

	end of			% change

	4Q09	3Q09	4Q08	QoQ	YoY

Liabilities and equity (CHF million)

Due to banks	36,214	41,423	58,183	(13)	(38)

of which reported at fair value	4,695	5,103	3,364	(8)	40

Customer deposits	286,694	286,073	296,986	0	(3)

of which reported at fair value	2,676	2,855	2,538	(6)	5

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	191,687	180,151	243,370	6	(21)

of which reported at fair value	122,136	129,302	174,975	(6)	(30)

Obligation to return securities received as collateral, at fair value	37,516	41,185	29,454	(9)	27

Trading liabilities, at fair value	133,481	148,913	154,465	(10)	(14)

Short-term borrowings	7,645	8,177	10,964	(7)	(30)

of which reported at fair value	3,383	4,392	2,545	(23)	33

Long-term debt	159,365	165,977	150,714	(4)	6

of which reported at fair value	74,513	79,090	79,456	(6)	(6)

Brokerage payables	58,965	63,832	93,323	(8)	(37)

Other liabilities	71,532	75,436	84,798	(5)	(16)

of which reported at fair value	30,389	32,242	24,362	(6)	25

Liabilities of discontinued operations held-for-sale	0	27	872	(100)	(100)

Total liabilities	983,099	1,011,194	1,123,129	(3)	(12)

Common shares	47	47	47	0	0

Additional paid-in capital	24,706	25,424	25,166	(3)	(2)

Retained earnings	25,258	24,527	18,780	3	34

Treasury shares, at cost	(856)	(641)	(752)	34	14

Accumulated other comprehensive income/(loss)	(11,638)	(11,166)	(10,939)	4	6

Total shareholders' equity	37,517	38,191	32,302	(2)	16

Noncontrolling interests	10,811	14,823	14,919	(27)	(28)

Total equity	48,328	53,014	47,221	(9)	2

Total liabilities and equity	1,031,427	1,064,208	1,170,350	(3)	(12)

	end of			% change

	4Q09	3Q09	4Q08	QoQ	YoY

Additional share information

Par value (CHF)	0.04	0.04	0.04	0	0

Authorized shares (million)	1,469.4	1,470.2	1,309.5	0	12

Issued shares (million)	1,185.4	1,185.0	1,184.6	0	0

Repurchased shares (million)	(16.2)	(14.6)	(20.7)	11	(22)

Shares outstanding (million)	1,169.2	1,170.4	1,163.9	0	0

Consolidated statements of changes in equity (unaudited)

	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

2009 (CHF million)

Balance at beginning of period	47	25,166	18,780	(752)	(10,939)	32,302	14,919	47,221	1,163,892,033	[1]

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(7)	(7)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership [2,3]	–	–	–	–	–	–	(379)	(379)	–

Sale of subsidiary shares to noncontrolling interests, changing ownership	–	(1)	–	–	–	(1)	5	4	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership [3]	–	–	–	–	–	–	1,124	1,124	–

Net income/(loss)	–	–	6,724	–	–	6,724	(313)	6,411	–

Gains/(losses) on cash flow hedges	–	–	–	–	104	104	–	104	–

Foreign currency translation	–	–	–	–	(559)	(559)	(209)	(768)	–

Unrealized gains/(losses) on securities	–	–	–	–	47	47	–	47	–

Actuarial gains/(losses)	–	–	–	–	(348)	(348)	–	(348)	–

Net prior service cost	–	–	–	–	57	57	–	57	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(699)	(699)	(209)	(908)	–

Issuance of common shares	–	17	–	–	–	17	–	17	734,529

Sale of treasury shares	–	223	–	17,434	–	17,657	–	17,657	387,910,385

Repurchase of treasury shares	–	–	–	(19,019)	–	(19,019)	–	(19,019)	(421,658,017)

Share-based compensation, net of tax	–	(551)	–	1,481	–	930	–	930	38,331,965

Financial instruments indexed to own shares [4]	–	(188)	–	–	–	(188)	–	(188)	–

Cash dividends paid	–	–	(246)	–	–	(246)	(129)	(375)	–

Change in scope of consolidation	–	–	–	–	–	–	(4,258)	(4,258)	–

Other	–	40	–	–	–	40	58	98	–

Balance at end of period	47	24,706	25,258	(856)	(11,638)	37,517	10,811	48,328	1,169,210,895	[5]

1 At par value CHF 0.04 each, fully paid, net of 20,743,620 treasury shares. In addition to the treasury shares, a maximum of 124,843,275 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders. 2 Distributions to owners in funds include the return of original capital invested and any related dividends. 3 Transactions with and without ownership changes related to fund activity are all displayed under "not changing ownership". 4 The Group has purchased certain call options on its own shares to economically hedge all or a portion of the leverage element of the Incentive Share Units granted to the employees during 2009. In accordance with US GAAP, these call options are designated as equity instruments and, as such, are initially recognized in shareholders' equity at their fair values and not subsequently remeasured. 5 At par value CHF 0.04 each, fully paid, net of 16,159,287 treasury shares. In addition to the treasury shares, a maximum of 284,076,649 unissued shares (conditional and authorized capital) were available for issuance without further approval of the shareholders.

Consolidated statements of changes in equity (unaudited)

	Attributable to shareholders

	Common shares	Additional paid-in capital	Retained earnings	Treasury shares, at cost	Accumu- lated other compre- hensive income	Total share- holders' equity	Non- controlling interests	Total equity	Number of common shares outstanding

2008 (CHF million)

Balance at beginning of period	46	24,553	33,670	(9,378)	(5,692)	43,199	16,640	59,839	1,020,627,855

Purchase of subsidiary shares from noncontrolling interests, changing ownership	–	–	–	–	–	–	(90)	(90)	–

Purchase of subsidiary shares from noncontrolling interests, not changing ownership	–	–	–	–	–	–	(1,574)	(1,574)	–

Sale of subsidiary shares to noncontrolling interests, not changing ownership	–	–	–	–	–	–	1,721	1,721	–

Net income/(loss)	–	–	(8,218)	–	–	(8,218)	(2,619)	(10,837)	–

Cumulative effect of accounting changes, net of tax			(33)		15	(18)	–	(18)	–

Gains/(losses) on cash flow hedges	–	–	–	–	(71)	(71)	–	(71)	–

Foreign currency translation	–	–	–	–	(3,550)	(3,550)	(1,088)	(4,638)	–

Unrealized gains/(losses) on securities	–	–	–	–	(53)	(53)	–	(53)	–

Actuarial gains/(losses)	–	–	–	–	(1,609)	(1,609)	–	(1,609)	–

Net prior service cost	–	–	–	–	21	21	–	21	–

Total other comprehensive income/(loss), net of tax	–	–	–	–	(5,262)	(5,262)	(1,088)	(6,350)	–

Issuance of common shares	3	2,544	–	–	–	2,547	–	2,547	71,873,513

Cancellation of repurchased shares	(2)	(884)	(3,237)	4,123	–	–	–	–	–

Sale of treasury shares	–	(2,188)	(581)	29,333	–	26,564	–	26,564	582,994,041

Repurchase of treasury shares	–	–	–	(25,032)	–	(25,032)	–	(25,032)	(514,956,523)

Share-based compensation, net of tax	–	1,291	–	202	–	1,493	–	1,493	3,353,147

Financial instruments indexed to own shares	–	(150)	–	–	–	(150)	–	(150)	–

Cash dividends paid	–	–	(2,821)	–	–	(2,821)	(125)	(2,946)	–

Change in scope of consolidation	–	–	–	–	–	–	2,059	2,059	–

Other	–	–	–	–	–	–	(5)	(5)	–

Balance at end of period	47	25,166	18,780	(752)	(10,939)	32,302	14,919	47,221	1,163,892,033

Comprehensive income (unaudited)

	in			% change		in		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Comprehensive income (CHF million)

Net income/(loss)	999	3,304	(8,710)	(70)	–	6,411	(10,837)	–

Other comprehensive income/(loss), net of tax	(556)	(1,703)	(5,375)	(67)	(90)	(908)	(6,350)	(86)

Comprehensive income/(loss)	443	1,601	(14,085)	(72)	–	5,503	(17,187)	–

Comprehensive income/(loss) attributable to noncontrolling interests	122	374	(3,666)	(67)	–	(522)	(3,707)	(86)

Comprehensive income/(loss) attributable to shareholders	321	1,227	(10,419)	(74)	–	6,025	(13,480)	–

Consolidated statements of cash flows (unaudited)

	in		% change

	2009	2008	YoY

Operating activities of continuing operations (CHF million)

Net income/(loss)	6,411	(10,837)	–

Less net income/(loss) attributable to noncontrolling interests	(313)	(2,619)	(88)

Net income/(loss) attributable to shareholders	6,724	(8,218)	–

(Income)/loss from discontinued operations attributable to shareholders, net of tax	(169)	531	–

Income/(loss) from continuing operations attributable to shareholders	6,555	(7,687)	–

Adjustments to reconcile net income/(loss) to net cash provided by/(used in) operating activities of continuing operations (CHF million)

Impairment, depreciation and amortization	1,114	1,174	(5)

Provision for credit losses	506	813	(38)

Deferred tax provision/(benefit)	875	(4,935)	–

Share of net income from equity method investments	(29)	17	–

Trading assets and liabilities, net	(11,471)	113,153	–

(Increase)/decrease in other assets	27,189	1,203	–

Increase/(decrease) in other liabilities	(40,993)	28,217	–

Other, net	2,068	(2,084)	–

Total adjustments	(20,741)	137,558	–

Net cash provided by/(used in) operating activities of continuing operations	(14,186)	129,871	–

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	726	981	(26)

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	54,403	12,635	331

Purchase of investment securities	(2,189)	(1,727)	27

Proceeds from sale of investment securities	891	55	–

Maturities of investment securities	4,458	2,668	67

Investments in subsidiaries and other investments	(1,907)	(3,859)	(51)

Proceeds from sale of other investments	1,710	2,674	(36)

(Increase)/decrease in loans	4,166	(6,921)	–

Proceeds from sales of loans	992	596	66

Capital expenditures for premises and equipment and other intangible assets	(1,387)	(1,473)	(6)

Proceeds from sale of premises and equipment and other intangible assets	3	41	(93)

Other, net	205	155	32

Net cash provided by/(used in) investing activities of continuing operations	62,071	5,825	–

Consolidated statements of cash flows (unaudited) (continued)

	in		% change

	2009	2008	YoY

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(29,090)	(55,288)	(47)

Increase/(decrease) in short-term borrowings	4,098	(11,407)	–

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(46,654)	(41,480)	12

Issuances of long-term debt	62,829	107,638	(42)

Repayments of long-term debt	(72,472)	(86,567)	(16)

Repayments of trust preferred securities	0	(2)	100

Issuances of common shares	17	2,547	(99)

Sale of treasury shares	17,657	26,564	(34)

Repurchase of treasury shares	(19,019)	(25,032)	(24)

Dividends paid/capital repayments	(375)	(2,946)	(87)

Other, net	(1,900)	3,943	–

Net cash provided by/(used in) financing activities of continuing operations	(84,909)	(82,030)	4

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(1,154)	(2,072)	(44)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) operating activities of discontinued operations	0	(18)	100

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(38,178)	51,576	–

Cash and due from banks at beginning of period	90,035	38,459	134

Cash and due from banks at end of period	51,857	90,035	(42)

Supplemental cash flow information (unaudited)

	in		% change

	2009	2008	YoY

Cash paid for income taxes and interest (CHF million)

Cash paid for income taxes	1,232	2,078	(41)

Cash paid for interest	19,459	41,154	(53)

Assets acquired and liabilities assumed in business acquisitions (CHF million)

Fair value of assets acquired	0	383	(100)

Fair value of liabilities assumed	0	23	(100)

Assets and liabilities sold in business divestitures (CHF million)

Assets sold	869	0	–

Liabilities sold	799	0	–

Notes to the condensed consolidated financial statements – unaudited
Note 1 Summary of significant accounting policies
Basis of presentation
The accompanying unaudited condensed consolidated financial statements of Credit Suisse Group AG (the Group) are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP) and are stated in Swiss francs (CHF). These condensed consolidated financial statements should be read in conjunction with the US GAAP consolidated financial statements and notes thereto for the year ended December 31, 2008, included in the Credit Suisse Annual Report 2008. For a description of the Group’s significant accounting policies, refer to Note 1 – Summary of significant accounting policies in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

Certain financial information, which is normally included in annual consolidated financial statements prepared in accordance with US GAAP but not required for interim reporting purposes, has been condensed or omitted. Certain reclassifications have been made to the prior period’s consolidated financial statements to conform to the current period’s presentation. These condensed consolidated financial statements reflect, in the opinion of management, all adjustments that are necessary for a fair presentation of the condensed consolidated financial statements for the periods presented. The presentation of period over period change and the 3Q09 consolidated statements of operations and consolidated balance sheet have been added for convenience of the reader and are not a required presentation under US GAAP.

In preparing these condensed consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the condensed consolidated balance sheets and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FASB establishes Accounting Standards Codification
In June 2009, the Financial Accounting Standards Board (FASB) established the FASB Accounting Standards Codification (Codification or ASC) as the single authoritative source of US GAAP. The Codification became effective July 1, 2009 and supersedes all existing non-SEC accounting and reporting standards. Under the Codification, the FASB will not issue new accounting standards in the form of Standards, FASB Staff Positions or Emerging Issues Task Force Abstracts. The FASB will instead issue Accounting Standards Updates (ASU), which will serve to update the Codification, provide background information about the guidance and provide the basis for conclusions on changes to the Codification. United States (US) Securities and Exchange Commission (SEC) rules and interpretive releases remain in force for SEC registrants.

The Codification is not intended to change US GAAP, but it will change the manner in which authoritative accounting guidance is organized, presented and referenced. These financial statements include references only to the Codification topics.

Recently adopted accounting standards
The following provides the most relevant recently adopted accounting standards. For a complete description of recently adopted accounting standards, refer to Note 2 – Recently issued accounting standards in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

ASC Topic 260 – Earnings Per Share
In June 2008, the FASB provided guidance for when certain instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in computing earnings per share under the two class method.

The Group adopted the guidance as of January 1, 2009. All prior-period earnings per share data presented has been adjusted retrospectively to conform with the guidance.
ASC Topic 320 – Investments – Debt and Equity Securities
In April 2009, the FASB updated accounting guidance regarding recognition and presentation of other-than-temporary impairments. The update amends the other-than-temporary impairment guidance in US GAAP for debt securities to make the guidance more operational and to improve the presentation and disclosure of other-than-temporary impairments on debt and equity securities in the financial statements.

The guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows. For further information, refer to Note 13 – Investment securities.

In April 2009, the SEC issued Staff Accounting Bulletin (SAB) No. 111, “Miscellaneous Accounting – Other Than Temporary Impairment of Certain Investments in Equity Securities” (SAB 111). SAB 111 addresses the guidance provided in the ASU regarding other-than-temporary impairments and retains the SEC staff’s views as to whether an impairment of an equity security is other-than-temporary.

SAB 111 was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of SAB 111 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 325 – Investments – Other
In January 2009, the FASB amended guidance regarding impairments to achieve a more consistent determination of whether an other-than-temporary impairment has occurred for beneficial interests purchased or held by a transferor in securitized financial assets. The update also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in Topic 320 – Investments – Debt and Equity Securities and other related guidance.

The Group adopted the guidance on December 31, 2008. The adoption of the guidance did not have an impact on the Group’s financial condition, results of operations or cash flows.
ASC Topic 715 – Compensation – Retirement Benefits
In December 2008, the FASB expanded the disclosure requirements regarding the plan assets of a defined benefit pension or other postretirement plan. The additional disclosures required by the update for each annual period include:

(i) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies;
(ii) the major categories of plan assets;
(iii) the inputs and valuation techniques used to measure the fair value of plan assets;
(iv) the effect of fair value measurements using significant unobservable inputs (level 3) on changes in plan assets for the period; and
(v) significant concentrations of risk within plan assets.
The disclosure requirements of the guidance are required for fiscal years ending after December 15, 2009.
The guidance mandates additional disclosures and, as such, did not have an impact on the Group’s financial position, results of operations or cash flows.
ASC Topic 805 – Business Combinations
In April 2009, the FASB issued guidance to address application issues raised by preparers, auditors and members of the legal profession on initial recognition and measurement, subsequent measurement and accounting and disclosure of assets and liabilities arising from contingencies in a business combination.

The guidance was effective for assets and liabilities arising from contingencies in business combinations from January 1, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In December 2007, the FASB updated accounting guidance regarding business combinations to require an acquiring entity to recognize all assets acquired, liabilities assumed and any noncontrolling interest in the acquiree at their fair values at the acquisition date.

The guidance also requires substantial new disclosures and will change the accounting treatment for the recognition of acquisition costs, restructuring costs and in-process research and development as well as the recognition and subsequent measurement of acquired contingent liabilities.

The Group has applied the guidance prospectively to business combinations that occurred after January 1, 2009 and there was no impact arising from the exception for income taxes that was applicable to business combinations consummated prior to January 1, 2009.

ASC Topic 810 – Consolidation
In January 2010, the FASB issued ASU 2010-02, “Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification”, (ASU 2010-02). ASU 2010-02 provides amendments to Subtopic 810-10 to clarify the scope of the decrease in ownership provisions. The amendment also clarifies the transactions to which the decrease in ownership guidance in Subtopic 810-10 does not apply. ASU 2010-02 also expands the disclosure about the deconsolidation of a subsidiary or derecognition of a group of assets within Subtopic 810-10.

The Group adopted the provisions of ASU 2010-02 retrospectively to January 1, 2009. The adoption of the guidance did not have an impact on the Group’s financial condition, results of operations or cash flows.

In December 2007, the FASB issued guidance to establish accounting and reporting standards for a noncontrolling interest in a subsidiary and for deconsolidation of a subsidiary.
The guidance requires the recognition of a noncontrolling interest as equity in the consolidated financial statements separate from the parent’s equity. In addition, net income attributable to the noncontrolling interest must be included in consolidated net income on the face of the income statement. The guidance clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. The guidance has additional disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners.

The Group adopted the presentation and transaction guidance of the ASU as of January 1, 2009.
ASC Topic 815 – Derivatives and Hedging
In September 2008, the FASB issued guidance to require sellers of credit derivatives to disclose information about credit derivatives, hybrid instruments that have embedded credit derivatives and guarantees. These disclosures include the nature and term of the credit derivative, the maximum potential future payments the seller could be required to make under the credit derivative, the fair value of the credit derivative and the nature of any recourse provisions that would enable the seller to recover from third parties any amounts paid under the credit derivative. For a guarantee, the disclosure should include the status of the payment and performance risk of the instrument.

The Group adopted the disclosure requirements of the guidance on December 31, 2008. For further information, refer to Note 21 – Derivatives and hedging activities.
In June 2008, the FASB issued guidance to require an entity to evaluate whether an equity-linked financial instrument is indexed to its own stock using a two step approach. The first step requires entities to evaluate the instrument’s contingent exercise provisions, if any. The second step requires entities to evaluate the instrument’s settlement provisions.

The Group adopted the guidance as of January 1, 2009. Adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.
In March 2008, the FASB amended and expanded the disclosure requirements for derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: i) how and why an entity uses derivative instruments; ii) how derivative instruments and related hedge items are accounted for under the Codification; and iii) how derivative instruments and related hedge items affect an entity’s financial position, financial performance and cash flows.

The ASU requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value gains and losses on derivative instruments and credit-risk-related contingent features in derivative agreements.

The ASU encourages but does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In years after initial adoption, the ASU requires comparative disclosures only for periods subsequent to initial adoption. The ASU mandates additional disclosures and, as such, will not impact the Group’s financial position, results of operations or cash flows.

The Group adopted the ASU as of January 1, 2009. For further information, refer to Note 21 – Derivatives and hedging activities.
ASC Topic 820 – Fair Value Measurements and Disclosures
In September 2009, the FASB issued ASU 2009-12, “Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent)” (ASU 2009-12), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2009-12 is applicable to an investment that has the attributes defined by ASC 946, Financial Services – Investment Companies, but does not have a readily determinable fair value. For those investments that are within its scope, ASU 2009-12 permits, as a practical expedient, an entity to measure the fair value of an investment using net asset value per share of the investment and also requires additional disclosures. The ASU 2009-12 also provides guidance regarding the classification within the fair value hierarchy.

ASU 2009-12 was effective for periods ending after December 15, 2009. The adoption of ASU 2009-12 did not have a material impact on the Group’s financial condition, results of operations, cash flows or net classification within the fair value hierarchy. For further information related to the disclosure requirements of ASU 2009-12, refer to Note 24 – Fair value of financial Instruments.

In August 2009, the FASB issued ASU 2009-05, “Measuring Liabilities at Fair Value” (ASU 2009-05), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2009-05 provides clarification on how a liability is to be measured when a quoted price in an active market for an identical liability is not available. In addition, ASU 2009-5 provides clarification that a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of a liability.

ASU 2009-05 is effective for the first reporting period beginning after issuance, however early application is permitted. The adoption of ASU 2009-05 on October 1, 2009 did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In April 2009, the FASB provided additional guidance regarding the determination of fair value when the volume and level of activity for an asset or liability have significantly decreased and for identifying transactions that are not orderly. The ASU has additional disclosure requirements.

The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

In October 2008, the FASB issued guidance to clarify the application of Topic 820 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active.

The guidance was effective upon issuance, including prior periods for which financial statements had not been issued. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 825 – Financial Instruments
In April 2009, the FASB issued guidance to require disclosures for publicly traded companies about fair value of financial instruments for interim reporting periods as well as in annual financial statements.

The guidance was effective for interim reporting periods ending after June 15, 2009. The guidance mandates additional disclosures and, as such, did not impact the Group’s financial position, results of operations or cash flows.

ASC Topic 855 – Subsequent Events
In May 2009, the FASB updated accounting guidance regarding subsequent events. The update provides additional guidance on:
(i) the period after the balance sheet date during which management of a reporting entity shall evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements;

(ii) the circumstances under which an entity shall recognize events or transactions occurring after the balance sheet date in its financial statements; and
(iii) the disclosures that an entity shall make about events or transactions that occurred after the balance sheet date.
The guidance was effective prospectively for interim and annual reporting periods ending after June 15, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

ASC Topic 860 – Transfers and Servicing
In December 2008, the FASB issued guidance to require public entities to provide additional disclosures about transfers of financial assets and their involvement with Variable Interest Entities (VIEs).

The Group adopted the disclosure requirements of the guidance on December 31, 2008. For further information, refer to Note 23 – Transfers of financial assets and variable interest entities.
In February 2008, the FASB issued guidance regarding a repurchasing financing, which is a repurchase agreement that relates to a previously transferred financial asset between the same counterparties that is entered into contemporaneously with, or in contemplation of, the initial transfer. The guidance mandates that a transferor and transferee shall not separately account for a transfer of a financial asset and a related repurchase financing unless the two transactions have a valid and distinct business or economic purpose for being entered into separately and the repurchase financing does not result in the initial transferor regaining control over the financial asset. The guidance establishes a presumption that an initial transfer and a repurchase financing are linked unless certain criteria are met. If the criteria are not met, the initial transfer is not accounted for as a sale by the transferor and the repurchase financing is accounted for as a forward contract.

The Group applied the guidance to all prospective transactions as of January 1, 2009. The adoption of the guidance did not have a material impact on the Group’s financial condition, results of operations or cash flows.

Standards to be adopted in future periods
ASC Topic 860 – Transfer and Servicing
In December 2009, the FASB issued ASU 2009-16, “Accounting for Transfer of Financial Assets” (ASU 2009-16). ASU 2009-16 was issued to update the Codification for the June 2009 issued Statement of Financial Accounting Standards (SFAS) No. 166, “Accounting for Transfer of Financial Assets – an amendment of FASB Statement No. 140”, which previously had not been incorporated into the Codification. ASU 2009-16 requires additional disclosures about the transfer of financial assets, including securitization transactions, and continuing exposure to the risks related to transferred financial assets. It eliminates the concept of a “qualifying special-purpose entity”. ASU 2009-16 also changes the requirements for derecognizing financial assets.

ASU 2009-16 is effective for annual periods that begin after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter. As this standard applies to prospective transactions entered into after the effective date and generally relates to whether transactions will be recognized as sales or secured financings for accounting purposes but will not change the economics of the underlying transactions, the Group does not believe that its financial condition, results of operations and cash flows will be materially impacted by the adoption of ASU 2009-16.

ASC Topic 810 – Consolidation
In December 2009, the FASB issued ASU 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities” (ASU 2009-17). ASU 2009-17 was issued to update the Codification for the June 2009 issued standard SFAS 167, “Amendments to FASB Interpretation No. 46(R)”. ASU 2009-17 changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. Under this standard, the determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance.

ASU 2009-17 is effective for annual reporting periods that begin after November 15, 2009 (January 1, 2010 for the Group) and for interim and annual reporting periods thereafter.
The adoption of ASU 2009-17 on January 1, 2010 resulted in an increase of CHF 15 billion to our consolidated balance sheet and a reduction in retained earnings of approximately CHF 2 billion. The consolidation of these entities did not have an impact on tier 1 capital or risk-weighted assets.

Upon consolidation, transactions between the Group and the formerly unconsolidated entities became intercompany transactions and are eliminated.
ASC Topic 820 – Fair Value Measurements and Disclosures
In January 2010, the FASB issued ASU 2010-06, “Improving Disclosures about Fair Value Measurements” (ASU 2010-06), an update to Topic 820 – Fair Value Measurements and Disclosures. ASU 2010-06 requires both new and clarifies existing fair value measurement disclosures. The new requirements include disclosure of transfers in and out of level 1 and 2 and gross presentation of purchases, sales, issuances, and settlements in the reconciliation of beginning and ending balances of level 3 instruments. The clarifications required by ASU 2010-06 include the level of disaggregation in the fair value hierarchy and level 3 reconciliation of assets and liabilities by class of financial instrument. In addition the reporting entity should expand its disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements included in levels 2 and 3 of the fair value hierarchy.

The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except the disclosures about purchases, sales, issuances, and settlements in reconciliation of beginning and ending balances of level 3 instruments, which are effective for fiscal years beginning after December 15, 2010. ASU 2010-06 is an update only for disclosures and as such will not impact the Group’s financial position, results of operations or cash flows.

Note 2 Business developments and subsequent events
Acquisitions and divestitures
For further information on divestitures, refer to Note 3 – Discontinued operations.
There were no significant acquisitions in 2009.
Subsequent events
For the purpose of issuing these financial statements, management evaluated events and transactions through, to and including February 10, 2010. Based on these evaluations, no subsequent events were identified that require further recognition or disclosure.

Note 3 Discontinued operations
On December 31, 2008 the Group signed an agreement to sell part of its traditional investment strategies business in Asset Management to Aberdeen Asset Management. The transaction was completed with the final closing on July 1, 2009. The related gains on disposal of CHF 186 million and CHF 261 million in 3Q09 and 2009, respectively, represent gains from the deconsolidation of subsidiaries and include primarily valuation gains of CHF 207 million and CHF 228 million in 3Q09 and 2009, respectively, on Aberdeen shares received as part of the closings and the effect of a decrease in net assets transferred to Aberdeen. In return for the sale of these businesses, the Group acquired 240 million shares in Aberdeen, resulting in a total interest of 23.9%. Prior to this transaction, Aberdeen was an unrelated party to the Group.

The results of operations of the business sold have been reflected in income from discontinued operations in the consolidated statements of operations for all periods presented. The assets and liabilities of the business sold have been presented as assets of discontinued operations held-for-sale and liabilities of discontinued operations held-for-sale, respectively, in the consolidated balance sheet beginning in 4Q08. Assets and liabilities are reclassified as held-for-sale in the period in which the disposal determination is made, and prior periods are not reclassified.

Income from discontinued operations

	in				% change		in			% change

	4Q09	3Q09		4Q08	QoQ	YoY	2009		2008	YoY

Income from discontinued operations (CHF million)

Net revenues	0	0		80	–	(100)	56		346	(84)

Total expenses	0	(7)		(136)	100	100	(167)		(393)	(58)

Income/(loss) from discontinued operations before taxes	0	(7)		(56)	100	100	(111)		(47)	136

Gain/(loss) on disposal	0	186	[1]	(463)	(100)	100	261	[1]	(463)	–

Income tax expense/(benefit)	0	(9)		19	100	(100)	(19)		21	–

Income/(loss) from discontinued operations, net of tax	0	188		(538)	(100)	100	169		(531)	–

1 Represents net gains from the deconsolidation of subsidiaries. The Group did not retain any investment in the former subsidiaries.

Note 4 Segment reporting
Overview
The Group is a global financial services company domiciled in Switzerland. The Group’s business consists of three segments: Private Banking, Investment Banking and Asset Management. The three segments are complemented by Shared Services, which provides support in the areas of finance, operations, including human resources, legal and compliance, risk management and information technology.

The segment information reflects the Group’s reportable segments as follows:
– Private Banking offers comprehensive advice and a broad range of wealth management solutions, including pension planning, life insurance products, tax planning and wealth and inheritance advice, which are tailored to the needs of high-net-worth individuals worldwide. In Switzerland, it supplies banking products and services to individual clients, including affluent, high-net-worth and ultra-high-net-worth clients, and corporates and institutions.

– Investment Banking offers investment banking and securities products and services to corporate, institutional and government clients around the world. Its products and services include debt and equity underwriting, sales and trading, mergers and acquisitions advice, divestitures, corporate sales, restructuring and investment research.

– Asset Management offers integrated investment solutions and services to institutions, governments and private clients. It provides access to a wide range of investment classes, building on its global strengths in alternative investments and traditional investment strategies.

Corporate Center includes parent company operations such as Group financing, expenses for projects sponsored by the Group and certain expenses and revenues that have not been allocated to the segments. In addition, Corporate Center includes consolidation and elimination adjustments required to eliminate intercompany revenues and expenses.

Noncontrolling interest-related revenues and expenses resulting from the consolidation of certain private equity funds and other entities in which the Group does not have a significant economic interest in such revenues and expenses are reported as noncontrolling interests without significant economic interest. The consolidation of these entities does not affect net income attributable to shareholders as the amounts recorded in net revenues and total operating expenses are offset by corresponding amounts reported as noncontrolling interests. In addition, our tax expense is not affected by these revenues and expenses.

Revenue sharing and cost allocation
Responsibility for each product is allocated to a segment, which records all related revenues and expenses. Revenue-sharing and service level agreements govern the compensation received by one segment for generating revenue or providing services on behalf of another. These agreements are negotiated periodically by the relevant segments on a product-by-product basis.

The aim of revenue-sharing and cost allocation agreements is to reflect the pricing structure of unrelated third-party transactions.
Corporate services and business support in finance, operations, including human resources, legal and compliance, risk management and information technology are provided by the Shared Services area. Shared Services costs are allocated to the segments and Corporate Center based on their requirements and other relevant measures.

Funding
Credit Suisse centrally manages its funding activities. New securities for funding and capital purposes are issued primarily by the Bank. The Bank lends funds to its operating subsidiaries and affiliates on both a senior and subordinated basis, as needed, the latter typically to meet capital requirements, or as desired by management to capitalize on opportunities. Capital is distributed to the segments considering factors such as regulatory capital requirements, utilized economic capital and the historic and future potential return on capital.

Transfer pricing, using market rates, is used to record net revenues and expense in each of the segments for this capital and funding. The Group’s funds transfer pricing system is designed to allocate to its businesses funding costs in a way that incentivizes their efficient use of funding. The Group’s funds transfer pricing system is an essential tool that allocates to the businesses the short-term and long-term costs of funding their balance sheet and the costs associated with funding balance sheet items, such as goodwill, which are beyond the control of individual businesses. This is of greater importance in a stressed capital markets environment where raising funds is more challenging and expensive. Under this system, the Group’s businesses are also credited to the extent they provide long-term stable funding.

Taxes
The Group’s segments are managed and reported on a pre-tax basis.
Net revenues and income/(loss) before taxes

	in			% change		in		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Net revenues (CHF million)

Private Banking	3,000	2,833	3,139	6	(4)	11,662	12,907	(10)

Investment Banking	3,038	5,046	(4,618)	(40)	–	20,537	(1,971)	–

Asset Management	637	765	(356)	(17)	–	1,842	632	191

Corporate Center	(142)	273	5	–	–	(424)	294	–

Noncontrolling interests without significant economic interest	182	953	(2,638)	(81)	–	(323)	(2,594)	(88)

Net revenues	6,715	9,870	(4,468)	(32)	–	33,294	9,268	259

Income/(loss) from continuing operations before taxes (CHF million)

Private Banking	857	867	517	(1)	66	3,651	3,850	(5)

Investment Banking	1,030	1,746	(7,460)	(41)	–	6,845	(13,792)	–

Asset Management	159	311	(656)	(49)	–	35	(1,185)	–

Corporate Center	(701)	(304)	(1,061)	131	(34)	(1,948)	(1,036)	88

Noncontrolling interests without significant economic interest	115	923	(2,687)	(88)	–	(506)	(2,739)	(82)

Income/(loss) from continuing operations before taxes	1,460	3,543	(11,347)	(59)	–	8,077	(14,902)	–

Total assets

	end of			% change

	4Q09	3Q09	4Q08	QoQ	YoY

Total assets (CHF million)

Private Banking	345,488	350,867	374,771	(2)	(8)

Investment Banking	819,081	846,960	976,713	(3)	(16)

Asset Management	19,289	19,484	21,580	(1)	(11)

Corporate Center	(161,826)	(166,723)	(217,147)	(3)	(25)

Noncontrolling interests without significant economic interest	9,395	13,620	14,433	(31)	(35)

Total assets	1,031,427	1,064,208	1,170,350	(3)	(12)

Note 5 Net interest income
	in			% change		in		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Net interest income (CHF million)

Loans	1,456	1,480	2,252	(2)	(35)	6,275	8,989	(30)

Investment securities	35	46	142	(24)	(75)	243	639	(62)

Trading assets	2,804	2,782	3,713	1	(24)	13,333	18,213	(27)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	512	557	2,628	(8)	(81)	3,079	13,533	(77)

Other	442	475	1,534	(7)	(71)	2,358	6,565	(64)

Interest and dividend income	5,249	5,340	10,269	(2)	(49)	25,288	47,939	(47)

Deposits	(519)	(612)	(2,292)	(15)	(77)	(2,970)	(10,365)	(71)

Short-term borrowings	(21)	(83)	(101)	(75)	(79)	(248)	(498)	(50)

Trading liabilities	(1,251)	(1,263)	(1,465)	(1)	(15)	(7,362)	(8,516)	(14)

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(323)	(362)	(1,835)	(11)	(82)	(2,261)	(12,521)	(82)

Long-term debt	(1,164)	(1,227)	(1,397)	(5)	(17)	(5,031)	(4,920)	2

Other	(57)	(74)	(523)	(23)	(89)	(525)	(2,583)	(80)

Interest expense	(3,335)	(3,621)	(7,613)	(8)	(56)	(18,397)	(39,403)	(53)

Net interest income	1,914	1,719	2,656	11	(28)	6,891	8,536	(19)

Note 6 Commissions and fees
	in			% change		in		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Commissions and fees (CHF million)

Lending business	279	211	121	32	131	1,048	815	29

Investment and portfolio management	1,248	1,020	1,063	22	17	4,289	5,263	(19)

Other securities business	27	28	52	(4)	(48)	136	215	(37)

Fiduciary	1,275	1,048	1,115	22	14	4,425	5,478	(19)

Underwriting	724	665	197	9	268	2,375	1,049	126

Brokerage	1,040	1,048	1,118	(1)	(7)	4,102	4,925	(17)

Underwriting and brokerage	1,764	1,713	1,315	3	34	6,477	5,974	8

Other customer services	624	341	630	83	(1)	1,800	2,545	(29)

Commissions and fees	3,942	3,313	3,181	19	24	13,750	14,812	(7)

Note 7 Other revenues
	in			% change		in		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Other revenues (CHF million)

Noncontrolling interests without significant economic interest	110	921	(2,629)	(88)	–	(523)	(2,750)	(81)

Loans held-for-sale	(21)	(132)	379	(84)	–	(287)	(269)	7

Long-lived assets held-for-sale	(18)	36	17	–	–	24	56	(57)

Equity method investments	49	35	(42)	40	–	120	(82)	–

Other investments	31	339	(1,366)	(91)	–	549	(1,540)	–

Other	160	150	72	7	122	619	385	61

Other revenues	311	1,349	(3,569)	(77)	–	502	(4,200)	–

Note 8 Provision for credit losses
	in			% change		in		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Provision for credit losses (CHF million)

Provision for loan losses	(13)	17	421	–	–	315	585	(46)

Provision for lending-related and other exposures	(27)	36	65	–	–	191	228	(16)

Provision for credit losses	(40)	53	486	–	–	506	813	(38)

Note 9 Compensation and benefits
	in			% change		in		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Compensation and benefits (CHF million)

Salaries and variable compensation	2,136	3,478	2,613	(39)	(18)	13,412	11,683	15

Social security	213	226	167	(6)	28	1,015	771	32

Other	118	137	247	(14)	(52)	586	800	(27)

Compensation and benefits	2,467	3,841	3,027	(36)	(19)	15,013	13,254	13

Note 10 General and administrative expenses
	in			% change		in		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

General and administrative expenses (CHF million)

Occupancy expenses	298	298	314	0	(5)	1,190	1,156	3

IT, machinery, etc.	346	299	397	16	(13)	1,230	1,215	1

Provisions and losses	528	354	640	49	(18)	1,457	955	53

Travel and entertainment	148	102	143	45	3	448	583	(23)

Professional services	596	472	665	26	(10)	1,835	2,140	(14)

Goodwill impairment	0	0	82	–	(100)	0	82	(100)

Amortization and impairment of other intangible assets	17	11	72	55	(76)	49	121	(60)

Other	365	399	460	(9)	(21)	1,492	1,557	(4)

General and administrative expenses	2,298	1,935	2,773	19	(17)	7,701	7,809	(1)

Note 11 Earnings per share
	in				% change		in			% change

	4Q09	3Q09	4Q08		QoQ	YoY	2009	2008		YoY

Net income attributable to shareholders (CHF million)

Income/(loss) from continuing operations	793	2,166	(5,486)		(63)	–	6,555	(7,687)		–

Income from discontinued operations, net of tax	0	188	(538)		(100)	100	169	(531)		–

Net income/(loss) attributable to shareholders	793	2,354	(6,024)		(66)	–	6,724	(8,218)		–

Preferred securities dividends	(64)	–	(60)		–	7	(131)	(60)		118

Net income/(loss) attributable to shareholders for basic earnings per share	729	2,354	(6,084)		(69)	–	6,593	(8,278)		–

Available for common shares	692	2,215	(6,084)		(69)	–	6,204	(8,459)		–

Available for unvested share-based payment awards [1]	37	139	0		(73)	–	389	181		115

Net income/(loss) attributable to shareholders for diluted earnings per share	729	2,354	(6,084)		(69)	–	6,593	(8,278)		–

Available for common shares	694	2,221	(6,084)		(69)	–	6,214	(8,459)		–

Available for unvested share-based payment awards [1]	35	133	0		(74)	–	379	181		109

Weighted-average shares outstanding (million)

Weighted-average shares outstanding for basic earnings per share available for common shares	1,174.5	1,176.7	1,139.4		0	3	1,174.2	1,056.6		11

Dilutive share options and warrants	7.1	7.1	0.0		0	–	6.3	0.0		–

Dilutive share awards	54.4	45.9	0.0		19	–	29.5	0.0		–

Weighted-average shares outstanding for diluted earnings per share available for common shares [2]	1,236.0	1,229.7	1,139.4	[3]	1	8	1,210.0	1,056.6	[3]	15

Weighted-average shares outstanding for basic/ diluted earnings per share available for unvested share-based payment awards	62.9	73.8	78.0		(15)	(19)	73.9	75.7		(2)

Basic earnings per share available for common shares (CHF)

Basic earnings/(loss) per share from continuing operations	0.59	1.73	(4.87)		(66)	–	5.14	(7.51)		–

Basic earnings per share from discontinued operations	0.00	0.15	(0.47)		(100)	100	0.14	(0.50)		–

Basic earnings/(loss) per share available for common shares	0.59	1.88	(5.34)		(69)	–	5.28	(8.01)		–

Diluted earnings per share available for common shares (CHF)

Diluted earnings/(loss) per share from continuing operations	0.56	1.67	(4.87)		(66)	–	5.01	(7.51)		–

Diluted earnings per share from discontinued operations	0.00	0.14	(0.47)		(100)	100	0.13	(0.50)		–

Diluted earnings/(loss) per share available for common shares	0.56	1.81	(5.34)		(69)	–	5.14	(8.01)		–

1 Losses are not allocated to unvested share-based payment awards. 2 Weighted-average potential common shares relating to instruments that were not dilutive for the respective periods (and therefore not included in the diluted earnings per share calculation above) but could potentially dilute earnings per share in the future were 56.3 million, 53.4 million, 71.6 million, 57.3 million and 66.8 million for 4Q09, 3Q09, 4Q08, 2009 and 2008, respectively. 3 Due to the net loss in 4Q08 and 2008, 6.9 million and 6.9 million, respectively, weighted-average share options and warrants outstanding and 12.8 million and 22.1 million, respectively, weighted-average share awards outstanding, were excluded from the diluted earnings per share calculation, as the effect would be antidilutive.

Note 12 Trading assets and liabilities
	end of			% change

	4Q09	3Q09	4Q08	QoQ	YoY

Trading assets (CHF million)

Debt securities	159,415	165,489	153,259	(4)	4

Equity securities [1]	100,531	89,493	73,145	12	37

Derivative instruments [2]	55,131	63,536	105,275	(13)	(48)

Other	17,161	13,404	11,099	28	55

Trading assets	332,238	331,922	342,778	0	(3)

Trading liabilities (CHF million)

Short positions	76,946	88,253	60,016	(13)	28

Derivative instruments [2]	56,535	60,660	94,449	(7)	(40)

Trading liabilities	133,481	148,913	154,465	(10)	(14)

1 Including convertible bonds. 2 Amounts shown net of cash collateral receivables and payables.

Cash collateral on derivative instruments

	end of			% change

	4Q09	3Q09	4Q08	QoQ	YoY

Cash collateral receivables (CHF million)

Receivables netted against derivative positions	32,231	38,305	51,737	(16)	(38)

Receivables not netted [1]	16,025	15,732	16,994	2	(6)

Total	48,256	54,037	68,731	(11)	(30)

Cash collateral payables (CHF million)

Payables netted against derivative positions	28,808	32,330	36,176	(11)	(20)

Payables not netted [1]	18,905	18,799	27,699	1	(32)

Total	47,713	51,129	63,875	(7)	(25)

1 Recorded as cash collateral on derivative instruments in Note 15 - Other assets and liabilities.

Note 13 Investment securities
end of	4Q09	4Q08	% change

Investment securities (CHF million)

Debt securities held-to-maturity	439	804	(45)

Securities available-for-sale	10,793	13,019	(17)

Total investment securities	11,232	13,823	(19)

end of	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value

4Q09 (CHF million)

Debt securities issued by foreign governments	410	0	0	410

Other debt securities	29	0	0	29

Debt securities held-to-maturity	439	0	0	439

Debt securities issued by the Swiss federal, cantonal or local governmental entities	291	14	0	305

Debt securities issued by foreign governments	8,718	277	2	8,993

Corporate debt securities	975	21	7	989

Collateralized debt obligations	321	19	0	340

Other debt securities	59	0	0	59

Debt securities available-for-sale	10,364	331	9	10,686

Banks, trust and insurance companies	84	9	0	93

Industry and all other	13	1	0	14

Equity securities available-for-sale	97	10	0	107

Securities available-for-sale	10,461	341	9	10,793

4Q08 (CHF million)

Debt securities issued by foreign governments	775	0	0	775

Other	29	0	1	28

Debt securities held-to-maturity	804	0	1	803

Debt securities issued by the Swiss federal, cantonal or local governmental entities	331	13	0	344

Debt securities issued by foreign governments	10,839	103	40	10,902

Corporate debt securities	1,398	7	30	1,375

Other	288	9	0	297

Debt securities available-for-sale	12,856	132	70	12,918

Equity securities available-for-sale	98	3	0	101

Securities available-for-sale	12,954	135	70	13,019

Gross unrealized losses on investment securities and the related fair value

	Less than 12 months		12 months or more		Total

end of	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses

4Q09 (CHF million)

Debt securities issued by foreign governments	203	1	29	1	232	2

Corporate debt securities	0	0	138	7	138	7

Debt securities available-for-sale	203	1	167	8	370	9

4Q08 (CHF million)

Debt securities held-to-maturity	28	1	0	0	28	1

Debt securities issued by foreign governments	0	0	5,090	40	5,090	40

Corporate debt securities	145	6	215	24	360	30

Debt securities available-for-sale	145	6	5,305	64	5,450	70

Management determined that the unrealized losses on debt securities are primarily attributable to general market interest rate, credit spread or exchange rate movements. No significant impairment charges were recorded as the Group does not intend to sell the investments, nor is it more likely than not that the Group will be required to sell the investments before the recovery of their amortized cost bases, which may be maturity.

Proceeds from sales, realized gains and realized losses from available-for-sale securities

	2009		2008

in	Debt securities	Equity securities	Debt securities	Equity securities

Additional information (CHF million)

Proceeds from sales	723	168	2	53

Realized gains	17	22	3	0

Realized losses	(14)	(1)	0	0

Amortized cost, fair value and average yield of debt securities

	Debt securities held-to-maturity			Debt securities available-for-sale

end of	Amortized cost	Fair value	Average yield (in %)	Amortized cost	Fair value	Average yield (in %)

4Q09 (CHF million)

Due within 1 year	439	439	0.46	1,950	1,962	2.51

Due from 1 to 5 years	0	0	–	6,574	6,820	3.31

Due from 5 to 10 years	0	0	–	1,659	1,714	3.33

Due after 10 years	0	0	–	181	190	4.30

Total debt securities	439	439	0.46	10,364	10,686	3.18

Note 14 Loans
	end of			% change

	4Q09	3Q09	4Q08	QoQ	YoY

Loans (CHF million)

Banks	95	100	1	(5)	–

Commercial	43,893	43,539	44,370	1	(1)

Consumer	89,045	89,225	86,911	0	2

Public authorities	1,036	1,084	1,092	(4)	(5)

Lease financings	2,620	2,612	2,532	0	3

Switzerland	136,689	136,560	134,906	0	1

Banks	7,836	7,862	8,440	0	(7)

Commercial	69,036	75,097	70,384	(8)	(2)

Consumer	19,765	20,207	20,116	(2)	(2)

Public authorities	4,161	2,772	2,319	50	79

Lease financings	1,113	1,148	1,298	(3)	(14)

Foreign	101,911	107,086	102,557	(5)	(1)

Gross loans	238,600	243,646	237,463	(2)	0

Net (unearned income)/deferred expenses	(25)	(26)	(27)	(4)	(7)

Allowance for loan losses	(1,395)	(1,434)	(1,639)	(3)	(15)

Net loans	237,180	242,186	235,797	(2)	1

Impaired loan portfolio (CHF million)

Gross impaired loans	2,297	2,337	2,725	(2)	(16)

of which loans with a specific allowance	1,946	2,025	2,533	(4)	(23)

of which loans without a specific allowance	351	312	192	13	83

Allowance for loan losses

	in			% change		in		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Allowance for loan losses (CHF million)

Balance at beginning of period	1,434	1,545	1,315	(7)	9	1,639	1,234	33

Net movements recognized in statements of operations	(13)	17	421	–	–	315	585	(46)

Gross write-offs	(57)	(137)	(61)	(58)	(7)	(674)	(230)	193

Recoveries	9	26	16	(65)	(44)	63	89	(29)

Net write-offs	(48)	(111)	(45)	(57)	7	(611)	(141)	333

Provisions for interest	2	15	7	(87)	(71)	43	19	126

Foreign currency translation impact and other adjustments, net	20	(32)	(59)	–	–	9	(58)	–

Balance at end of period	1,395	1,434	1,639	(3)	(15)	1,395	1,639	(15)

of which a specific allowance	984	993	1,167	(1)	(16)	984	1,167	(16)

of which an inherent credit loss allowance	411	441	472	(7)	(13)	411	472	(13)

Note 15 Other assets and liabilities
	end of			% change

	4Q09	3Q09	4Q08	QoQ	YoY

Other assets (CHF million)

Cash collateral on derivative instruments	16,025	15,732	16,994	2	(6)

Cash collateral on non-derivative transactions	1,827	1,975	3,152	(7)	(42)

Derivative instruments used for hedging	2,022	2,090	3,345	(3)	(40)

Assets held-for-sale	14,570	15,178	23,330	(4)	(38)

of which loans	14,287	15,071	23,166	(5)	(38)

of which real estate	270	93	164	190	65

Interest and fees receivable	5,755	5,718	7,515	1	(23)

Deferred tax assets	9,137	9,322	10,627	(2)	(14)

Prepaid expenses	970	1,178	533	(18)	82

Failed purchases	172	140	2,045	23	(92)

Other	18,266	21,982	18,256	(17)	0

Other assets	68,744	73,315	85,797	(6)	(20)

Other liabilities (CHF million)

Cash collateral on derivative instruments	18,905	18,799	27,699	1	(32)

Cash collateral on non-derivative transactions	29	183	1,333	(84)	(98)

Derivative instruments used for hedging	1,198	722	359	66	234

Provisions [1]	1,770	1,991	1,802	(11)	(2)

of which off-balance sheet risk	603	630	484	(4)	25

Interest and fees payable	7,028	7,819	9,629	(10)	(27)

Current tax liabilities	1,519	1,647	1,902	(8)	(20)

Deferred tax liabilities	318	434	857	(27)	(63)

Failed sales	9,258	10,895	9,251	(15)	0

Other	31,507	32,946	31,966	(4)	(1)

Other liabilities	71,532	75,436	84,798	(5)	(16)

1 Includes provisions for bridge commitments.

Note 16 Long-term debt
	end of			% change

	4Q09	3Q09	4Q08	QoQ	YoY

Long-term debt (CHF million)

Senior	134,806	140,222	125,081	(4)	8

Subordinated	24,559	25,755	25,633	(5)	(4)

Long-term debt	159,365	165,977	150,714	(4)	6

of which reported at fair value	74,513	79,090	79,456	(6)	(6)

Note 17 Accumulated other comprehensive income
	Gains/ (losses) on cash flow hedges	Cumulative translation adjustments	Unrealized gains/ (losses) on securities	Actuarial gains/ (losses)	Net prior service cost	Accumu- lated other compre- hensive income

2009 (CHF million)

Balance at beginning of period	(145)	(8,211)	63	(2,543)	(103)	(10,939)

Increase/(decrease)	30	(609)	62	(368)	30	(855)

Increase due to equity method investments	87	0	0	0	0	87

Reclassification adjustments, included in net income	(13)	50	(15)	20	27	69

Balance at end of period	(41)	(8,770)	110	(2,891)	(46)	(11,638)

2008 (CHF million)

Balance at beginning of period	(74)	(4,661)	116	(942)	(131)	(5,692)

Increase/(decrease)	(14)	(3,550)	(62)	(1,643)	(7)	(5,276)

Decrease due to equity method investments	(57)	0	0	0	0	(57)

Reclassification adjustments, included in net income	0	0	9	34	28	71

Cumulative effect of accounting changes, net of tax	0	0	0	8	7	15

Balance at end of period	(145)	(8,211)	63	(2,543)	(103)	(10,939)

Note 18 Tax
The effective tax rate on income from continuing operations was 31.6% in 4Q09. The effective tax rate primarily reflected the impact of the geographical mix of results.
Net deferred tax assets were CHF 8,819 million as of the end of 4Q09, an overall net reduction of CHF 69 million, including foreign exchange translation impacts. Net deferred tax assets comprise CHF 6,294 million on net operating losses and CHF 2,525 million on other temporary differences. Foreign exchange translation impacts include foreign exchange losses of CHF 73 million, which are included within the currency translation adjustment recorded in accumulated other comprehensive income.

The Group is currently subject to ongoing tax audits and inquiries with the tax authorities in a number of jurisdictions, including the US, the UK and Switzerland. Although the timing of the completion of these audits is uncertain, it is reasonably possible that some of these audits and inquiries will be resolved within 12 months of the reporting date. It is reasonably possible that there will be a decrease between zero and CHF 240 million in unrecognized tax benefits within 12 months of the reporting date.

The Group remains open to examination from federal, state, provincial or similar local jurisdictions from the following years onward in these major countries: Switzerland – 2007; Japan – 2005; the US – 1999; and the UK – 1999.

Note 19 Employee share-based compensation and other compensation benefits
Payment of share-based compensation and other compensation benefits is determined by the nature of the business, role, location and performance of the employee. Unless there is a contractual obligation, share-based compensation and other compensation benefits are solely at the discretion of the Group. For further information on share-based compensation plans and the related fair value assumptions, refer to Note 27 – Employee share-based compensation and other compensation benefits in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

Total compensation expense for share-based compensation and other awards recognized in compensation and benefits in the consolidated statements of operations was CHF 3,356 million and CHF 3,539 million in 2009 and 2008, respectively. As of December 31, 2009, the total estimated unrecognized compensation expense of CHF 1,875 million related to non-vested share-based compensation and other compensation benefits will be recognized over the remaining weighted-average requisite service period of 1.4 years.

The Group generally repurchases its own shares in the open market to satisfy obligations in connection with share-based compensation, but it can also issue new shares out of available conditional capital. In 2009 and 2008, the Group delivered approximately 39.1 million and 17.2 million Credit Suisse Group AG shares (Group shares), respectively, to employees.

Share-based compensation
Incentive Share Unit
Since 2006, the Group has issued Incentive Share Units (ISUs) as the main form of share-based deferred variable compensation. An ISU is a unit that is similar to shares, but offers additional upside depending on the development of the Group share price.

The compensation expense recognized in 2009 and 2008 related to ISUs was CHF 1,645 million and CHF 2,375 million, respectively. The estimated unrecognized compensation expense related to these awards as of December 31, 2009 was CHF 799 million and will be recognized over the term of the award, subject to early retirement rules.

Incentive Share Unit activities

in	2009	2008

Number of awards (million)

Balance at beginning of period	59.8	25.4

Granted	26.4	47.1

Settled	(43.6)	(10.0)

Forfeited	(1.1)	(2.7)

Balance at end of period	41.5	59.8

of which vested	2.7	1.4

of which unvested	38.8	58.4

Performance Incentive Plan
As part of its annual variable compensation process for 2004 and 2005, the Group granted Performance Incentive Plan share units (PIP units) during 2005 (PIP I) and 2006 (PIP II), respectively. PIP units are long-term retention incentive awards requiring continued employment with the Group, subject to restrictive covenants and cancellation provisions, and vest evenly over a five-year period. Each PIP unit will settle for a specified number of registered Group shares subsequent to the fifth anniversary of the grant date based on the achievement of: i) earnings performance as compared to predefined targets; and ii) Group share price performance compared to predefined targets and Group share price performance relative to peers.

The compensation (income)/expense recognized in 2009 and 2008 related to PIP I and PIP II was CHF (22) million and CHF 114 million, respectively. The income recognized in 2009 reflected claw-backs. PIP I was fully expensed as of December 31, 2009. The estimated unrecognized compensation expense related to PIP II as of December 31, 2009 was CHF 7 million and will be recognized over a period of one year. None of the PIP units were due for settlement as of December 31, 2009.

Performance Incentive Plan activities

	2009		2008

in	PIP II	PIP I	PIP II	PIP I

Number of awards (million)

Balance at beginning of period	6.4	12.2	6.5	12.3

Granted	0.0	0.0	0.1	0.0

Settled	0.0	0.0	0.0	0.0

Forfeited	(0.2)	(0.3)	(0.2)	(0.1)

Balance at end of period	6.2	11.9	6.4	12.2

of which vested	4.5	10.2	3.4	8.3

of which unvested	1.7	1.7	3.0	3.9

Share awards
The Group’s share-based compensation as part of the yearly discretionary variable compensation in prior years included three different types of share awards: phantom shares, Longevity Premium Awards (LPA) and special awards. These share awards entitle the holder to receive one registered Group share subject to continued employment with the Group, restrictive covenants and cancellation provisions, and generally vest between zero and three years. Special awards are generally shares, which may be granted to new employees. These special awards contain vesting conditions depending on the terms of employment.

The compensation expense recognized in 2009 and 2008 related to shares awarded under phantom share, LPA and special awards was CHF 282 million and CHF 593 million, respectively. The estimated unrecognized compensation expense related to these awards as of December 31, 2009 was CHF 481 million, a majority of which will be recognized over a period of five years.

Share award activities

	2009		2008

in	Number of share awards in million	Weighted- average grant-date fair value in CHF	Number of share awards in million	Weighted- average grant-date fair value in CHF

Share award activities

Balance at beginning of period	20.8	61.83	28.8	67.20

Granted	8.3	40.37	8.6	46.97

Settled	(12.8)	69.07	(15.1)	61.57

Forfeited	(0.8)	53.33	(1.5)	82.82

Balance at end of period	15.5	45.67	20.8	61.83

of which vested	1.2	–	0.2	–

of which unvested	14.3	–	20.6	–

Share options
Options were a substantial component of the Group’s share-based program prior to 2004. The Group discontinued the practice of issuing options and the majority of the original grants have since vested. Share options were granted with an exercise price equal to the market price of Group’s shares on the date of grant and expire after ten years.

Other compensation benefits
Partner Asset Facility
As part of the 2008 annual compensation process, the Group awarded employees in Investment Banking with a corporate title of managing director or director the majority of the deferred portion of their variable compensation in the form of PAF awards, denominated in US dollars. The PAF units are indexed to, and represent a first-loss interest in, a specified pool of illiquid assets that originated in Investment Banking.

The contractual term of the PAF award is eight years. 66.7% of the PAF awards were fully vested upon grant and attributed to services performed in 2008 and 33.3% of the PAF awards vested in 1Q09.
On January 21, 2009, the Group granted PAF awards to employees with a total notional value of CHF 686 million. The compensation expense recognized in 2009 related to PAF was CHF 629 million, including the vesting of the remaining 33.3% and the change in the underlying fair value of the awards during 2009. The compensation expense recognized in 2008 relating to PAF was CHF 457 million. There is no unrecognized compensation expense as of December 31, 2009. In addition, compensation expense will be updated at each reporting period date to reflect any change in the underlying fair value of the PAF awards until the awards are finally settled.

Cash Retention Awards
For 2008, managing directors across all divisions, all directors in Investment Banking and, to the extent the cash component of variable compensation exceeded CHF 300,000, directors in Private Banking, Asset Management and Shared Services received deferred variable compensation in the form of CRA. These CRA payments, which were made in 1Q09, are subject to vesting ratably over a two-year period and other conditions and any unvested CRA will have to be repaid if a claw-back event, such as voluntary termination of employment, occurs. The compensation expense recognized in 2009 related to CRA was CHF 822 million. The estimated unrecognized compensation expense as of December 31, 2009 was CHF 588 million and will be recognized over a period of one year.

Note 20 Pension and other post-retirement benefits
The Group previously disclosed that it expected to contribute CHF 468 million to the Swiss and international defined benefit pension plans and other post-retirement defined benefit plans in 2009. In 2009, contributions of CHF 615 million were made, including approximately CHF 130 million as a special contribution to the UK plan in 4Q09.

For further information on pension and other post-retirement benefits, refer to Note 29 – Pension and other post-retirement benefits in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

	in			% change		in		% change

	4Q09	3Q09	4Q08	QoQ	YoY	2009	2008	YoY

Total pension costs (CHF million)

Service costs on benefit obligation	59	63	66	(6)	(11)	251	263	(5)

Interest costs on benefit obligation	151	152	151	(1)	0	609	610	0

Expected return on plan assets	(192)	(194)	(192)	(1)	0	(776)	(779)	0

Amortization of recognized prior service cost	9	8	9	13	0	34	35	(3)

Amortization of recognized actuarial losses	7	8	13	(13)	(46)	31	51	(39)

Net periodic pension costs	34	37	47	(8)	(28)	149	180	(17)

Settlement losses	6	0	0	–	–	7	0	–

Curtailment (gains)/losses	(2)	0	3	–	–	(2)	3	–

Special termination benefits	7	0	0	–	–	7	0	–

Total pension costs	45	37	50	22	(10)	161	183	(12)

Note 21 Derivatives and hedging activities
Derivatives are generally either privately negotiated OTC contracts or standard contracts transacted through regulated exchanges. The Group’s most frequently used freestanding derivative products, entered into for trading and risk management purposes, include interest rate, cross-currency and credit default swaps (CDS), interest rate and foreign exchange options, foreign exchange forward contracts and foreign exchange and interest rate futures.

The Group also enters into contracts that are not considered derivatives in their entirety but include embedded derivative features. Such transactions primarily include issued and purchased structured debt instruments where the return may be calculated by reference to an equity security, index or third-party credit risk, or that have non-standard interest or foreign exchange terms.

On the date a derivative contract is entered into, the Group designates it as belonging to one of the following categories:
– trading activities;
– a risk management transaction that does not qualify as a hedge under accounting standards (referred to as an economic hedge);
– a hedge of the fair value of a recognized asset or liability;
– a hedge of the variability of cash flows to be received or paid relating to a recognized asset or liability or a forecasted transaction; or
– a hedge of a net investment in a foreign operation.
Trading activities
The Group is active in most of the principal trading markets and transacts in many popular trading and hedging products. As noted above, this includes the use of swaps, futures, options and structured products, such as custom transactions using combinations of derivatives, in connection with its sales and trading activities. Trading activities include market making, positioning and arbitrage activities. The majority of the Group’s derivatives held as of December 31, 2009 were used for trading activities.

Economic hedges
Economic hedges arise when the Group enters into derivative contracts for its own risk management purposes, but the contracts entered into do not qualify for hedge accounting under US GAAP. These economic hedges include the following types:

– interest rate derivatives to manage net interest rate risk on certain core banking business assets and liabilities;
– foreign exchange derivatives to manage foreign exchange risk on certain core banking business revenue and expense items, as well as on core banking business assets and liabilities;
– credit derivatives to manage credit risk on certain loan portfolios; and
– futures to manage risk on equity positions including convertible bonds.
Derivatives used in economic hedges are included as trading assets or trading liabilities in the consolidated balance sheets.
Hedge accounting
Fair value hedges
The Group designates fair value hedges as part of an overall interest rate risk management strategy that incorporates the use of derivative instruments to minimize fluctuations in earnings that are caused by interest rate volatility. In addition to hedging changes in fair value due to interest rate risk associated with fixed rate loans, repurchase agreements and long-term debt instruments, the Group uses:

– cross-currency swaps to convert foreign-currency-denominated fixed rate assets or liabilities to floating rate functional currency assets or liabilities; and
– foreign exchange forward contracts to hedge the foreign exchange risk associated with available-for-sale securities.
Cash flow hedges
The Group designates cash flow hedges as part of its strategy to mitigate its risk to variability of cash flows on loans, deposits and other debt obligations by using interest rate swaps to convert variable rate assets or liabilities to fixed rates. The Group also uses cross-currency swaps to convert foreign-currency-denominated fixed and floating rate assets or liabilities to fixed rate assets or liabilities based on the currency profile that the Group elects to be exposed to. This includes, but is not limited to, Swiss francs and US dollars. Further, the Group uses derivatives to hedge its cash flows associated with forecasted transactions.

Net investment hedges
The Group designates net investment hedges as part of its strategy to hedge selected net investments in foreign operations against adverse movements in foreign exchange rates, typically using forward foreign exchange contracts.

Hedge effectiveness assessment
The Group assesses the effectiveness of hedging relationships both prospectively and retrospectively. The prospective assessment is made both at the inception of a hedging relationship and on an ongoing basis, and requires the Group to justify its expectation that the relationship will be highly effective over future periods. The retrospective assessment is also performed on an ongoing basis and requires the Group to determine whether or not the hedging relationship has actually been effective. If the Group concludes, through a retrospective evaluation, that hedge accounting is appropriate for the current period, then it measures the amount of hedge ineffectiveness to be recognized in earnings.

Fair value of derivative instruments
The table below presents gross derivative replacement values by type of contract and balance sheet location and whether the derivative is used for trading purposes or in a qualifying hedging relationship. Notional amounts have also been provided as an indication of the volume of derivative activity within the Group.

Information on bifurcated embedded derivatives has not been included in this table. Under US GAAP, the Group elected to account for substantially all financial instruments with an embedded derivative that is not considered clearly and closely related to the host contract at fair value.

Fair value of derivative instruments

	Trading			Hedging			1

end of 4Q09	Notional amount	Positive replacement value	Negative replacement value	Notional amount	Positive replacement value	Negative replacement value

Derivative instruments (CHF billion)

Forwards and forward rate agreements	7,956.7	6.4	6.2	0.0	0.0	0.0

Swaps	22,671.5	473.6	464.5	58.6	1.8	1.3

Options bought and sold (OTC)	2,461.2	43.6	46.1	0.0	0.0	0.0

Futures	1,900.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	926.5	0.1	0.2	0.0	0.0	0.0

Interest rate products	35,916.5	523.7	517.0	58.6	1.8	1.3

Forwards	1,682.1	18.9	21.0	22.4	0.2	0.0

Swaps	995.8	31.7	34.0	0.0	0.0	0.0

Options bought and sold (OTC)	866.8	14.8	15.8	0.0	0.0	0.0

Futures	22.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	17.1	0.2	0.4	0.0	0.0	0.0

Foreign exchange products	3,584.4	65.6	71.2	22.4	0.2	0.0

Forwards	12.3	1.6	1.0	0.0	0.0	0.0

Options bought and sold (OTC)	22.3	0.6	1.1	0.0	0.0	0.0

Futures	3.0	0.0	0.0	0.0	0.0	0.0

Precious metals products	37.6	2.2	2.1	0.0	0.0	0.0

Forwards	6.3	1.6	0.1	0.0	0.0	0.0

Swaps	210.6	5.1	8.2	0.0	0.0	0.0

Options bought and sold (OTC)	337.4	17.9	21.1	0.0	0.0	0.0

Futures	124.3	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	502.5	1.2	1.4	0.0	0.0	0.0

Equity/index-related products	1,181.1	25.8	30.8	0.0	0.0	0.0

Credit derivatives [2]	2,414.0	68.2	61.9	0.0	0.0	0.0

Forwards	28.3	1.7	2.0	0.0	0.0	0.0

Swaps	142.6	17.4	17.8	0.0	0.0	0.0

Options bought and sold (OTC)	66.7	3.5	3.5	0.0	0.0	0.0

Futures	313.6	0.0	0.0	0.0	0.0	0.0

Options bought and sold (exchange traded)	147.5	3.0	2.7	0.0	0.0	0.0

Other products [3]	698.7	25.6	26.0	0.0	0.0	0.0

Total derivative instruments	43,832.3	711.1	709.0	81.0	2.0	1.3

The notional amount for derivative instruments (trading and hedging) was CHF 43,913.3 billion.
1 Relates to derivative contracts that qualify for hedge accounting under US GAAP. 2 Primarily credit default swaps. 3 Primarily commodity, energy and emission products.

end of 4Q09	Positive replacement value (PRV)	Negative replacement value (NRV)

Derivative instruments (CHF billion)

Replacement values (trading and hedging) before netting agreements	713.1	710.3

Replacement values (trading and hedging) after netting agreements [1]	57.1	57.7

of which recorded in trading assets (PRV) and trading liabilities (NRV)	55.1	56.5

of which recorded in other assets (PRV) and other liabilities (NRV)	2.0	1.2

1 Taking into account legally enforceable netting agreements.

Derivatives in fair value hedging relationships

	4Q09				3Q09

in	Gains/ (losses) recognized in income on derivatives	[1]	Gains/ (losses) recognized in income on hedged items	[1]	Gains/ (losses) recognized in income on derivatives	[1]	Gains/ (losses) recognized in income on hedged items	[1]

Derivatives in fair value hedging relationships (CHF million)

Interest rate products	(323)		333		237		(159)

Foreign exchange products	(2)		2		9		(10)

Total	(325)		335		246		(169)

1 Included in trading revenues.

Details of fair value hedges

in	4Q09	3Q09

Fair value hedges (CHF million)

Net gains/(losses) on the ineffective portion	10	77

Derivatives in cash flow hedging relationships

	4Q09				3Q09

in	Gains/ (losses) recognized in AOCI on derivatives	[1]	Gains/ (losses) reclassified from AOCI into income	[1]	Gains/ (losses) recognized in AOCI on derivatives	[1]	Gains/ (losses) reclassified from AOCI into income	[1]

Derivatives in cash flow hedging relationships (CHF million)

Foreign exchange products	14		7	[2]	0		7	[2]

1 Effective portion. 2 Included in total operating expenses.

Details of cash flow hedges

in	4Q09	3Q09

Cash flow hedges (CHF million)

Expected reclassification of net gains/(losses) from AOCI into earnings during the next 12 months	(6)	(3)

Derivatives in net investment hedging relationships

	4Q09				3Q09

in	Gains/ (losses) recognized in AOCI on derivatives	[1]	Gains/ (losses) reclassified from AOCI into income	[1]	Gains/ (losses) recognized in AOCI on derivatives	[1]	Gains/ (losses) reclassified from AOCI into income	[1]

Derivatives in net investment hedging relationships (CHF million)

Interest rate products	11		0		(28)		0

Foreign exchange products	116		(5)	[2]	270		(2)	[3]

Total	127		(5)		242		(2)

1 Effective portion. 2 Included in other revenue. 3 Included in discontinued operations.

The Group includes all derivative instruments not included in hedge accounting relationships in its trading activities. The information below relates to all trading activities and not just those related to derivative instruments.

Trading Revenues
Trading revenues includes revenues from trading financial assets and liabilities as follows:
– Equities;
– Commodities;
– Listed and OTC derivatives;
– Derivatives linked to funds of hedge funds and providing financing facilities to funds of hedge funds;
– Market making in the government bond and associated OTC derivative swap markets;
– Domestic, corporate and sovereign debt, convertible and non-convertible preferred stock and short-term securities such as floating rate notes and CP;
– Market making and positioning in foreign exchange products;
– Credit derivatives on investment grade and high yield credits;
– Trading and securitizing all forms of securities that are based on underlying pools of assets; and
– Life settlement contracts.
Trading revenues also includes changes in the fair value of financial assets and liabilities elected to fair value under US GAAP. The main components include certain instruments from the following categories:

– Central bank funds purchased/sold;
– Securities purchased/sold under resale/repurchase agreements;
– Securities borrowing/lending transactions;
– Loans and loan commitments; and
– Customer deposits, short-term borrowings and long-term debt.
Trading revenues

in	4Q09	3Q09

Trading revenues (CHF million)

Interest rate products	634	3,443

Foreign exchange products	290	90

Equity/index-related products	(441)	1,293

Credit products	(110)	(1,715)

Commodity, emission and energy products	99	92

Other products	76	286

Total	548	3,489

Managing the risks
As a result of the Group’s broad involvement in financial products and markets, its trading strategies are correspondingly diverse and exposures are generally spread across a diversified range of risk factors and locations. The Group uses an economic capital limit structure to limit overall risk taking. The level of risk incurred by its divisions is further restricted by a variety of specific limits, including consolidated controls over trading exposures. Also, as part of its overall risk management, the Group holds a portfolio of economic hedges. Hedges are impacted by market movements, similar to trading securities, and may result in gains or losses on the hedges which offset losses or gains on the portfolios they were designed to economically hedge. The Group manages its trading risk with regard to both market and credit risk. For market risk, it uses tools capable of calculating comparable exposures across its many activities, as well as focused tools that can specifically model unique characteristics of certain instruments or portfolios.

The principal measurement methodology for trading assets, as well as most instruments for which the fair value option was elected, is VaR. The Group holds securities as collateral and enters into CDS to mitigate the credit risk on these products.

Disclosures relating to contingent credit risk
Certain of the Group’s derivative instruments contain provisions that require it to maintain a specified credit rating from each of the major credit rating agencies. If the ratings fall below that specified in the contract, the counterparties to the agreements could request payment of additional collateral on those derivative instruments that are in a net liability position. Certain of the derivative contracts also provide for termination of the contract, generally upon a downgrade of either the Group or the counterparty, at the existing mark-to-market of the derivative contract.

Bilateral counterparties
The aggregate fair value of derivative instruments with credit-risk-related contingent features that were in a net liability position as of December 31, 2009 was CHF 10.5 billion, for which the Group posted collateral of CHF 9.0 billion. If the credit-risk-related contingent features underlying these agreements were triggered as of December 31, 2009, the Group would be required to post additional collateral of CHF 0.2 billion in the event of a one-notch downgrade. A two-notch downgrade would require additional aggregate collateral posting of CHF 0.5 billion.

Special purpose entities
The current exposure, which by contract may include amounts other than or in addition to the negative replacement value, of derivative instruments with credit-risk-related contingent features as of December 31, 2009 was CHF 3.3 billion, for which the Group posted collateral of CHF 3.4 billion. If the credit-risk-related contingent features underlying these agreements were triggered as of December 31, 2009, the Group would be required to post additional collateral of CHF 2.4 billion in the event of a one-notch downgrade. A two-notch downgrade would require additional aggregate collateral posting of CHF 4.4 billion.

Credit derivatives
Credit derivatives are contractual agreements in which the buyer generally pays a fee in exchange for a contingent payment by the seller if there is a credit event on the underlying referenced entity or asset. Credit derivatives are generally privately negotiated OTC contracts. Most credit derivatives are structured so that they specify the occurrence of an identifiable credit event, which can include bankruptcy, insolvency, receivership, material adverse restructuring of debt or failure to meet obligations when due.

The credit derivatives most commonly transacted by the Group are CDS and credit swaptions. A CDS is a contractual agreement in which the buyer of the swap pays an upfront and/or a periodic fee in return for a contingent payment by the seller of the swap following a credit event of the referenced entity or asset. Credit swaptions are options with a specified maturity to buy or sell protection under a CDS on a specific referenced credit event.

The Group enters into credit derivative contracts in the normal course of business, buying and selling protection to facilitate client transactions and as a market maker. This includes providing structured credit products for its clients to enable them to hedge their credit risk. The referenced instruments of these structured credit products are both investment grade and high yield underlyings and could include corporate bonds, sovereign debt, ABS and loans. These referenced instruments can form a single item or be combined on a portfolio basis. The Group purchases protection to economically hedge various forms of credit exposure, for example, the economic hedging of loan portfolios or other cash positions. Finally, the Group also takes proprietary positions which can take the form of either purchased or sold protection.

The following tables reflect the maximum potential amount of future payments that the Group would be required to make under the credit derivatives as a result of credit-risk-related events for which it has sold protection. The segregation of the future payments by maturity range and underlying risk gives an indication of the current status of the potential for performance under the derivative contracts. The fair values of the derivatives also give an indication of the amount of payment risk, as the negative fair values increase when the potential payment under the derivative contracts becomes more probable. To reflect the quality of the payment risk on credit protection sold, the Group assigns an internally generated rating to those instruments referenced in the contracts. Internal ratings are assigned by experienced credit analysts based on expert judgment that incorporates analysis and evaluation of both quantitative and qualitative factors. The specific factors analyzed, and their relative importance, are dependent on the type of counterparty. The analysis emphasizes a forward-looking approach, concentrating on economic trends and financial fundamentals, and making use of peer analysis, industry comparisons and other quantitative tools. External ratings and market information are also used in the analysis process where available.

The tables also include the estimated recoveries that would be received if the specified credit event occurred, including the anticipated value of the underlying referenced asset that would, in most instances, be transferred to the Group and the impact of any purchased protection with an identical reference instrument and product type. In the normal course of business, the Group also purchases protection to offset the risk of sold protection that may have similar, but not identical, reference instruments, and may use similar, but not identical, products. The impacts of these transactions have not been included in the estimate of recoveries. In addition, to reduce its credit risk, the Group enters into legally enforceable netting agreements with its derivative counterparties. Collateral on these derivative contracts is usually posted on a net counterparty basis and cannot be allocated to a particular derivative contract, and, therefore, has not been included in the estimate of recoveries.

Credit derivative maximum potential payout by maturity

end of	Maturity less than 1 year	Maturity between 1 to 5 years	Maturity greater than 5 years	Total

4Q09 (CHF million)

Single-name instruments	100,387	592,575	137,856	830,818

Multi-name instruments	31,154	256,008	63,297	350,459

Total	131,541	848,583	201,153	1,181,277

4Q08 (CHF million)

Single-name instruments	97,483	675,467	164,932	937,882

Multi-name instruments	11,578	477,487	151,306	640,371

Total	109,061	1,152,954	316,238	1,578,253

Credit derivative exposure on sold protection

	4Q09			4Q08

end of	Maximum potential payout	Fair value	Recoveries	Maximum potential payout	Fair value	Recoveries

Single-name instruments (CHF million)

Investment grade [1]	608,416	8,709	598,908	706,033	(47,541)	688,360

Non-investment grade	222,402	(12,790)	215,675	231,849	(48,822)	225,008

Total single-name instruments	830,818	(4,081)	814,583	937,882	(96,363)	913,368

of which sovereigns	128,760	(782)	128,141	123,702	(13,274)	121,276

of which non-sovereigns	702,058	(3,299)	686,442	814,180	(83,089)	792,092

Multi-name instruments (CHF million)

Investment grade [1]	291,880	(9,271)	285,683	527,971	(49,471)	519,432

Non-investment grade	58,579	494	56,144	112,400	(19,225)	109,399

Total multi-name instruments	350,459	(8,777)	341,827	640,371	(68,696)	628,831

of which sovereigns	347	(58)	111	299	(139)	89

of which non-sovereigns	350,112	(8,719)	341,716	640,072	(68,557)	628,742

1 Based on internal ratings of BBB and above.

The above maximum potential payout relates only to sold protection. The Group also purchases protection, which reduces total credit derivative exposure. As of December 31, 2009, 93% of the notional amount of credit protection purchased by counterparty was comprised of banks and broker-dealers, 6% was comprised of other financial institutions, primarily hedge funds, and 1% was comprised of other counterparties.

The above tables do not include all credit derivatives and differ from the balance for credit derivatives in the fair value of derivative instruments table. This is due to the exclusion of certain credit derivative instruments under US GAAP, which defines a credit derivative as a derivative instrument (a) in which one or more of its underlyings are related to the credit risk of a specified entity (or a group of entities) or an index based on the credit risk of a group of entities and (b) that exposes the seller to potential loss from credit-risk-related events specified in the contract. Total return swaps (TRS) are excluded because a TRS does not expose the seller to potential loss from credit-risk-related events specified in the contract. A TRS only provides protection against a loss in asset value, and not against additional amounts as a result of specific credit events. CDOs are also excluded because the derivative embedded in a CDO does not require bifurcation under US GAAP as it relates to the creditworthiness of the securitized financial assets and liabilities. As a result, they are not subject to this disclosure.

Note 22 Guarantees and commitments
Guarantees

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Carrying value	Collateral received

4Q09 (CHF million)

Credit guarantees and similar instruments	3,290	4,777	8,067	7,309		543	4,521

Performance guarantees and similar instruments	6,342	5,818	12,160	10,707		96	3,995

Securities lending indemnifications	22,644	0	22,644	22,644		0	22,644

Derivatives	129,868	83,862	213,730	213,730		6,388	–	[2]

Other guarantees	3,836	1,039	4,875	4,807		10	2,181

Total guarantees	165,980	95,496	261,476	259,197		7,037	33,341

4Q08 (CHF million)

Credit guarantees and similar instruments	3,397	4,096	7,493	6,311		464	4,245

Performance guarantees and similar instruments	6,058	6,470	12,528	10,785		99	3,834

Securities lending indemnifications	28,541	0	28,541	28,541		0	28,541

Derivatives	142,377	71,959	214,336	214,336		16,404	–	[2]

Other guarantees	3,902	929	4,831	4,751		7	2,232

Total guarantees	184,275	83,454	267,729	264,724		16,974	38,852

1 Total net amount is computed as the gross amount less any participations. 2 Collateral for derivatives accounted for as guarantees is not considered significant.

Guarantees provided by the Group are broadly classified as follows: credit guarantees and similar instruments, performance guarantees and similar instruments, securities lending indemnifications, derivatives and other guarantees.

For a detailed description of guarantees, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.
Deposit-taking banks in Switzerland and certain other European countries are required to ensure the payout of privileged deposits in case of specified restrictions or compulsory liquidation of a deposit-taking bank. Upon occurrence of a payout event triggered by a specified restriction of business imposed by FINMA or by compulsory liquidation of another deposit-taking bank, the Group’s contribution will be calculated based on its share of privileged deposits in proportion to total privileged deposits. These deposit insurance guarantees are reflected in other guarantees.

Disposal-related contingencies and other indemnifications
The Group has certain guarantees for which its maximum contingent liability cannot be quantified. These guarantees are not reflected in the table above and are discussed below.
Disposal-related contingencies
In connection with the sale of assets or businesses, the Group sometimes provides the acquirer with certain indemnification provisions. These indemnification provisions vary by counterparty in scope and duration and depend upon the type of assets or businesses sold. They are designed to transfer the potential risk of certain unquantifiable and unknowable loss contingencies, such as litigation, tax and intellectual property matters, from the acquirer to the seller. The Group closely monitors all such contractual agreements in order to ensure that indemnification provisions are adequately provided for in the Group’s consolidated financial statements.

Other indemnifications
The Group provides indemnifications to certain counterparties in connection with its normal operating activities, for which it is not possible to estimate the maximum amount that it could be obligated to pay. As a normal part of issuing its own securities, the Group typically agrees to reimburse holders for additional tax-withholding charges or assessments resulting from changes in applicable tax laws or the interpretation of those laws. Securities that include these agreements to pay additional amounts generally also include a related redemption or call provision if the obligation to pay the additional amounts results from a change in law or its interpretation and the obligation cannot be avoided by the issuer taking reasonable steps to avoid the payment of additional amounts. Since such potential obligations are dependent on future changes in tax laws, the related liabilities the Group may incur as a result of such changes cannot be reasonably estimated. In light of the related call provisions typically included, the Group does not expect any potential liabilities in respect of tax gross-ups to be material.

The Group is a member of numerous securities exchanges and clearing houses and may, as a result of its membership arrangements, be required to perform if another member defaults. The Group has determined that it is not possible to estimate the maximum amount of these obligations and believes that any potential requirement to make payments under these arrangements is remote.

Other commitments

end of	Maturity less than 1 year	Maturity greater than 1 year	Total gross amount	Total net amount	[1]	Collateral received

4Q09 (CHF million)

Irrevocable commitments under documentary credits	4,543	40	4,583	4,183		2,037

Loan commitments	175,656	52,828	228,484	222,128		159,349

Forward reverse repurchase agreements	43,481	0	43,481	43,481		43,481

Other commitments	6,377	2,588	8,965	8,965		6

Total other commitments	230,057	55,456	285,513	278,757		204,873

4Q08 (CHF million)

Irrevocable commitments under documentary credits	4,144	76	4,220	3,529		1,716

Loan commitments	186,694	51,434	238,128	231,994		160,262

Forward reverse repurchase agreements	28,139	0	28,139	28,139		28,139

Other commitments	4,641	2,152	6,793	6,793		185

Total other commitments	223,618	53,662	277,280	270,455		190,302

1 Total net amount is computed as the gross amount less any participations.

Other commitments of the Group are broadly classified as follows: irrevocable commitments under documentary credits, loan commitments, forward reverse repurchase agreements and other commitments.
For a detailed description of these commitments, refer to Note 31 – Guarantees and commitments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.
Note 23 Transfers of financial assets and variable interest entities
In the normal course of business, the Group enters into transactions with, and makes use of, special purpose entities (SPEs). An SPE is an entity in the form of a trust or other legal structure designed to fulfill a specific limited need of the company that organized it. The principal uses of SPEs are to assist the Group and its clients in securitizing financial assets and creating investment products. The Group also uses SPEs for other client-driven activity and Group tax or regulatory purposes. SPEs typically qualify either as qualified special purpose entities (QSPEs) or VIEs. QSPEs have significant limitations on the types of assets and derivative instruments they may own and the types and extent of activities and decision-making in which they may engage. At each balance sheet date, QSPEs and VIEs are reviewed for events that may trigger reassessment of the entities’ classification.

For further information on transfers of financial assets, refer to Note 32 – Transfers of financial assets and variable interest entities in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

Transfers of financial assets
Securitizations
The majority of the Group’s securitization activities involve mortgages and mortgage-related securities and are predominantly transacted using QSPEs. In order to qualify as a QSPE, the permitted activities of the entity must be limited to passively holding financial assets and distributing cash flows to investors based on pre-set terms. QSPEs may not actively manage their assets through discretionary sales and are generally limited to making decisions inherent in servicing activities and issuance of liabilities. Entities that qualify as QSPEs are not consolidated at inception and the risk of subsequent consolidation is minimal under current US GAAP.

The Group originates and/or purchases commercial and residential mortgages for the purpose of securitization and sells these mortgage loans to QSPEs. These QSPEs issue CMBS, RMBS and ABS that are collateralized by the assets transferred to the QSPE and pay a return based on the returns on those assets. Investors in these mortgage-backed securities or ABS typically have recourse to the assets in the QSPEs. The investors and the QSPEs have no recourse to the Group’s assets. The Group is typically an underwriter of, and makes a market in, these securities.

The Group also purchases loans and other debt obligations from clients for the purpose of securitization that are sold by the Group directly or indirectly through affiliates to QSPEs that issue CDOs. The Group structures, underwrites and may make a market in these CDOs. CDOs are collateralized by the assets transferred to the CDO vehicle and pay a return based on the returns on those assets. Investors typically only have recourse to the collateral of the CDO and do not have recourse to the Group’s assets.

Securitization transactions are assessed for appropriate treatment of the assets transferred by the Group. The Group’s and its clients’ investing or financing needs determine the structure of each transaction, which in turn determines whether sales accounting and subsequent derecognition of the transferred assets applies. Certain transactions may be structured to include derivatives or other provisions that prevent sales accounting.

In 2009, the Group began transacting in resecuritizations of previously issued RMBS securities. Typically, certificates are reissued out of an existing securitization vehicle into a newly created and separate securitization vehicle. Often these resecuritizatons are initiated in order to repackage an existing security to give the investor a higher rated tranche.

Gains and losses on securitization transactions depend, in part, on the carrying values of mortgages and CDOs involved in the transfer and are allocated between the assets sold and any beneficial interests retained according to the relative fair values at the date of sale.

The following table provides the gains or losses and proceeds from the transfer of assets relating to the 2009 and 2008 securitizations of financial assets treated as sales, along with cash flows between the Group and the QSPEs or SPEs used in any securitizations in which the Group still has continuing involvement, regardless of when the securitization occurred. Only those transactions that qualify for sales accounting and subsequent derecognition of the transferred assets and in which the Group has continuing involvement with the entity as of the end of 2009 and 2008 are included in the table.

Securitizations

	2009		2008

in	QSPE	SPE	QSPE	SPE

Gains/(losses) and cash flows (CHF million)

CMBS
Net gain/(loss) [1]	0	0	(4)	36

Proceeds from transfer of assets	144	0	674	463

Purchases of previously transferred financial assets or its underlying collateral	0	0	(173)	0

Servicing fees	1	0	2	0

Cash received on interests that continue to be held	239	5	273	0

RMBS
Net gain [1]	194	0	56	0

Proceeds from transfer of assets	34,246	0	20,998	0

Purchases of previously transferred financial assets or its underlying collateral	(46)	0	(3)	0

Servicing fees	6	0	4	0

Cash received on interests that continue to be held	329	0	230	1

ABS [2]
Net gain	0	19	0	0

Proceeds from transfer of assets	0	104	0	0

Purchases of previously transferred financial assets or its underlying collateral	0	(18)	0	0

Cash received on interests that continue to be held	6	12	3	19

CDO
Net gain [1]	73	34	7	56

Proceeds from transfer of assets	380	1,994	929	683

Purchases of previously transferred financial assets or its underlying collateral	(392)	(1,458)	0	0

Cash received on interests that continue to be held	0	13	0	44

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the securitization. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the securitization pricing date and the sale price of the loans. 2 Primarily home equity loans.

Other asset-backed financing activities
The Group also uses SPEs for other client-driven activity and for Group tax or regulatory purposes. These activities include energy structures (which include certain carbon securitization vehicles), life insurance structures, emerging market structures (set up for financing, loan participation or loan origination purposes) and other alternative investment structures (created for the purpose of investing in venture capital-like investments for capital appreciation).

Conduits are occasionally formed to act as an SPE to fund securitization transactions. The SPE is typically independently owned by a third party and is not a subsidiary of the Group. Rather, the Group acts as the sponsor and provides liquidity and credit enhancement, along with other parties.

The Group may be involved in arranging leveraged synthetic leases. These structures are third-party SPEs established for the securitization of lease receivables. The Group typically receives an upfront fixed arrangement fee and its only other involvement is financing to and loan repayments from the SPE.

The Group also sets up structures that hold various collateralized commercial loans in the normal course of business.

The following table provides the gains or losses relating to 2009 and 2008 transfers of financial assets treated as sales that were not securitizations, along with cash flows between the Group and the SPEs used in such transfers in which the Group had continuing involvement as of the end of 2009 and 2008, regardless of when the transfer of assets occurred.

Other asset-backed financing activities

	2009	2008

in	SPE	SPE

Gains/(losses) and cash flows (CHF million)

Net gain [1]	12	22

Proceeds from transfer of assets	3,494	6,063

Purchases of previously transferred financial assets or its underlying collateral	(219)	0

Cash received on interests that continue to be held	1,422	1,315

1 Includes underwriting revenues, deferred origination fees, gains or losses on the sale of collateral to the QSPE and gains or losses on the sale of newly issued securities to third parties, but excludes net interest income on assets prior to the other asset-backed financing activity. The gains or losses on the sale of the collateral is the difference between the fair value on the day prior to the other asset-backed financing activity pricing date and the sale price of the loans.

The Group does not retain material servicing responsibilities from securitizations or other asset-backed financing activities.

Continuing involvement in transferred financial assets
The following table provides the outstanding principal balance of assets to which the Group continues to be exposed after the transfer of the financial assets to any QSPE or SPE and the total assets of the QSPE or SPE as of the end of 4Q09 and 4Q08, regardless of when the transfer of assets occurred.

Principal amounts outstanding and total assets of QSPEs/SPEs resulting from continuing involvement

	4Q09				4Q08

end of	QSPE		SPE		QSPE		SPE

CHF million

CMBS
Principal amount outstanding	47,884	[1]	970	[1]	57,606	[1]	2,247

Total assets of QSPE/SPE	63,088		8,389		70,769		2,247

RMBS
Principal amount outstanding	90,930	[1]	1,153		102,515		1,515

Total assets of QSPE/SPE	97,966		1,153		102,515		1,515

ABS
Principal amount outstanding	6,316		928		6,282		1,614

Total assets of QSPE/SPE	6,316		928		6,282		1,614

CDO
Principal amount outstanding	1,179		36,295	[1]	1,624		36,807	[1]

Total assets of QSPE/SPE	1,179		36,773		1,624		37,404

Other asset-backed financing activities
Principal amount outstanding	1,379		10,882	[1]	1,456		22,412	[1]

Total assets of QSPE/SPE	1,379		12,483		1,456		24,278

1 Does not include principal amounts for assets transferred from third parties.

Sensitivity analysis
The fair values of the assets or liabilities that result from any continuing involvement are determined using fair value estimation techniques, such as the present value of estimated future cash flows that incorporate assumptions that market participants customarily use in these valuation techniques. The fair value of the assets or liabilities that result from any continuing involvement does not include any benefits from financial instruments that the Group may utilize to hedge the inherent risks.

The following tables provide the sensitivity analysis of key economic assumptions used in measuring the fair value of beneficial interests held in SPEs as of 4Q09 and 4Q08.
Sensitivity analysis of key economic assumptions used in measuring fair value of beneficial interests held in SPEs

end of 4Q09	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	1,216		1,831	93	1,230		2,636

of which non-investment grade	403		673	86	956		1,527

Weighted-average life, in years	2.7		5.0	4.3	3.7		3.9

Prepayment speed assumption (rate per annum), in % [3]	–		0.0-32.4	1.7-4.5	–		–

Impact on fair value from 10% adverse change	–		(31.9)	(0.3)	–		–

Impact on fair value from 20% adverse change	–		(66.0)	(0.5)	–		–

Cash flow discount rate (rate per annum), in % [4]	5.6-51.6		2.2-53.5	5.1-48.2	0.5-41.3		0.2-7.8

Impact on fair value from 10% adverse change	(24.2)		(48.3)	(0.8)	(2.1)		(6.1)

Impact on fair value from 20% adverse change	(46.6)		(91.6)	(1.5)	(4.0)		(11.7)

Expected credit losses (rate per annum), in %	3.3-48.1		3.3-49.5	3.4-47.5	1.0-39.3		0.5-9.7

Impact on fair value from 10% adverse change	(17.9)		(27.4)	(0.6)	(1.3)		(5.0)

Impact on fair value from 20% adverse change	(34.7)		(51.4)	(1.2)	(2.5)		(8.8)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 Prepayment speed assumption (PSA) is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the constant prepayment rate (CPR) assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate was based on the weighted-average yield on the beneficial interests.

Sensitivity analysis of key economic assumptions used in measuring fair value of beneficial interests held in SPEs

end of 4Q08	CMBS	[1]	RMBS	ABS	CDO	[2]	Other asset- backed financing activities

CHF million, except where indicated

Fair value of beneficial interests	1,581		810	32	548		5,311

of which non-investment grade	44		65	2	40		4,230

Weighted-average life, in years	2.2		3.5	3.0	9.0		3.3

Prepayment speed assumption (rate per annum), in % [3]	–		0.1-60.4	8.0	5.0-20.0		–

Impact on fair value from 10% adverse change	–		(14.3)	(3.8)	(0.4)		–

Impact on fair value from 20% adverse change	–		(28.5)	(4.4)	(0.7)		–

Cash flow discount rate (rate per annum), in % [4]	5.1-55.2		2.2-51.8	21.6-50.5	2.7-59.3		0.8-10.4

Impact on fair value from 10% adverse change	(27.7)		(19.5)	(4.3)	(3.3)		(14.1)

Impact on fair value from 20% adverse change	(54.8)		(38.9)	(5.2)	(6.6)		(27.7)

Expected credit losses (rate per annum), in %	2.8-52.3		2.9-46.1	4.5	4.6-56.7		4.6-15.8

Impact on fair value from 10% adverse change	(25.3)		(15.5)	(4.0)	(2.2)		(17.1)

Impact on fair value from 20% adverse change	(50.0)		(30.9)	(4.2)	(4.2)		(26.9)

1 To deter prepayment, commercial mortgage loans typically have prepayment protection in the form of prepayment lockouts and yield maintenances. 2 CDOs are generally structured to be protected from prepayment risk. 3 PSA is an industry standard prepayment speed metric used for projecting prepayments over the life of a residential mortgage loan. PSA utilizes the CPR assumptions. A 100% prepayment assumption assumes a prepayment rate of 0.2% per annum of the outstanding principal balance of mortgage loans in the first month. This increases by 0.2% thereafter during the term of the mortgage loan, leveling off to a CPR of 6% per annum beginning in the 30th month and each month thereafter during the term of the mortgage loan. 100 PSA equals 6 CPR. 4 The rate was based on the weighted-average yield on the beneficial interests.

These sensitivities are hypothetical and do not reflect economic hedging activities. Changes in fair value based on a 10% or 20% variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, the effect of a variation in a particular assumption on the fair value of the beneficial interests is calculated without changing any other assumption. In practice, changes in one assumption may result in changes in other assumptions (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

Secured borrowings
The following table provides the carrying amounts of transferred financial assets and the related liabilities where sale treatment was not achieved as of 4Q09 and 4Q08.
Carrying amounts of transferred financial assets and liabilities where sale treatment was not achieved

end of	4Q09	4Q08

CHF million

CMBS
Other assets	940	0

Liability to SPE, included in Other liabilities	(940)	0

RMBS
Other assets	296	768

Liability to SPE, included in Other liabilities	(296)	(768)

ABS
Trading assets	116	19

Other assets	1,137	520

Liability to SPE, included in Other liabilities	(1,253)	(539)

CDO
Trading assets	193	139

Other assets	195	1,868

Liability to SPE, included in Other liabilities	(388)	(2,007)

Other asset-backed financing activities
Trading assets	1,575	430

Other assets	15	50

Liability to SPE, included in Other liabilities	(1,590)	(480)

Variable interest entities
As a normal part of its business, the Group engages in various transactions that include entities that are considered VIEs and are broadly grouped into three primary categories: CDOs, CP conduits and financial intermediation. VIEs are SPEs that typically either lack sufficient equity to finance their activities without additional subordinated financial support or are structured such that the holders of the voting rights do not substantively participate in the gains and losses of the entity. Such entities are required to be assessed for consolidation, compelling the primary beneficiary to consolidate the VIE. The primary beneficiary is the party that will absorb the majority of expected losses, receive the majority of the expected residual returns, or both. The Group consolidates all VIEs for which it is the primary beneficiary. VIEs may be sponsored by the Group, unrelated third parties or clients. At each balance sheet date, VIEs are reviewed for events that may trigger reassessment of the entities’ classification and/or consolidation.

Except as described below, the Group has not provided financial or other support to consolidated or non-consolidated VIEs that it was not previously contractually required to provide.
In 2007, the Group repositioned its money market funds by purchasing securities from those funds with the intent to eliminate structured investment vehicle, ABS, CDO and US subprime exposure. The securities transactions were executed in order to address liquidity concerns caused by the US market’s challenging conditions. The Group had no legal obligation to purchase these securities. The Group had no lift outs in 4Q09 and lift outs of corporate securities of CHF 145 million in 4Q08. As of the end of 4Q09 and 4Q08, the fair value of its balance sheet exposure from these purchased securities was CHF 260 million and CHF 567 million, respectively. Net gains/(losses) on securities purchased from the Group’s money market funds were CHF 47 million and CHF (164) million in 4Q09 and 4Q08, respectively.

Collateralized debt obligations
As part of its structured finance business, the Group purchases loans and other debt obligations from, and on behalf of, clients for the purpose of securitization. The loans and other debt obligations are sold to VIEs that issue CDOs. VIEs issue CDOs to fund the purchase of assets such as investment grade and high yield corporate debt instruments. The Group engages in CDO transactions to meet client and investor needs, earn fees and sell financial assets.

Commercial paper conduit
The Group continues to act as the administrator and provider of liquidity and credit enhancement facilities for one CP conduit, Alpine Securitization Corp. (Alpine), a client-focused multi-seller conduit vehicle. Alpine publishes portfolio and asset data and submits its portfolio to a rating agency for public ratings based on the cash flows of the portfolio taken as a whole. This CP conduit purchases assets, primarily receivables, from clients and provides liquidity through the issuance of CP backed by these assets. For an asset to qualify for acquisition by the CP conduit, it must be rated at least investment grade after giving effect to related asset-specific credit enhancement primarily provided by the client transferor of the asset. The clients provide credit support to investors of the CP conduit in the form of over-collateralization and other asset-specific enhancements. Further, an unaffiliated investor retains a limited first-loss position in Alpine’s entire portfolio. The majority of expected losses reside with the first-loss investor and therefore the Group is not deemed the primary beneficiary of Alpine. The Group does not have any ownership interest in Alpine.

The overall average maturity of the conduit’s outstanding CP was approximately 14 days and 11 days as of 4Q09 and 4Q08, respectively. As of 4Q09 and 4Q08, Alpine had the highest short-term ratings from Fitch, Moody’s and DBRS and was rated A-1 by S&P. The majority of Alpine’s purchased assets were highly rated loans or receivables in the consumer sector, including auto loans or leases, credit card receivables and student loans. As of 4Q09 and 4Q08, those assets had a weighted average rating of AA, based on the lowest of each asset’s external or internal rating, and an average maturity of 3.6 years and 3.4 years as of 4Q09 and 4Q08, respectively.

The Group’s commitment to this CP conduit consists of obligations under liquidity agreements and a program-wide credit enhancement agreement. The liquidity agreements are asset-specific arrangements, which require the Group to purchase assets from the CP conduit in certain circumstances, including a lack of liquidity in the CP market such that the CP conduit cannot refinance its obligations or, in some cases, a default of an underlying asset. The Group may, at its discretion, purchase assets that fall below investment grade in order to support the CP conduit. In both circumstances, the asset-specific credit enhancements provided by the client seller of the assets and the first-loss investor’s respective exposures to those assets remain unchanged. In entering into such agreements, the Group reviews the credit risk associated with these transactions on the same basis that would apply to other extensions of credit. The program-wide credit enhancement agreement with the CP conduit would absorb potential defaults of the assets, but is senior to the credit protection provided by the client seller of assets and the first-loss investor. In 2Q09, the Group funded its potential obligation under existing liquidity agreements by lending to Alpine USD 8 billion as part of a transaction designed to reduce the volatility of the changes in credit spreads for Credit Suisse debt carried at fair value (the FVOD transaction).

If Alpine’s purchased assets were consolidated as of 4Q09, the Group estimated that the valuation reductions of these assets would not have been material to its results of operations. Under ASU 2009-17, Alpine was consolidated as of January 1, 2010. The Group believes that the likelihood of incurring a loss equal to the maximum exposure is remote because the purchased assets held by the CP conduit, after giving effect to related asset-specific credit enhancement primarily provided by the clients, are classified as investment grade. The Group’s economic risks associated with the purchased assets of the CP conduit are included in the Group’s risk management framework including counterparty, economic capital and scenario analysis.

Financial intermediation
Financial intermediation consists of securitizations, funds, loans, and other vehicles. Securitizations are primarily CMBS, RMBS and ABS vehicles. Funds include investment structures such as mutual funds, funds of funds, private equity funds and fund-linked products where the investor’s interest is typically in the form of debt rather than equity, thereby making them VIEs. Loans include single-financing vehicles where the Group provides financing for specified assets or business ventures and the respective owner of the assets or manager of the business provides the equity in the vehicle. Other vehicles include additional vehicles where the Group provides financing as well as the total assets of the Group’s trust preferred structures.

Consolidated VIEs
The Group has significant involvement with VIEs in its role as a financial intermediary on behalf of clients. The Group consolidated all VIEs related to financial intermediation for which it was the primary beneficiary.

Consolidated VIEs in which the Group was the primary beneficiary

	4Q09			4Q08

end of	CDO	Financial inter- mediation	Total	CDO	Financial inter- mediation	Total

Assets of consolidated VIEs (CHF million)

Cash and due from banks	9	515	524	413	631	1,044

Trading assets	473	2,750	3,223	1,255	10,538	11,793

Investment securities	0	0	0	0	114	114

Other investments	0	3,330	3,330	0	2,467	2,467

Net loans	0	157	157	649	939	1,588

Other assets	1	1,598	1,599	1,114	2,355	3,469

Total assets	483	8,350	8,833	3,431	17,044	20,475

of which structured investment products	–	1,622	1,622	–	9,466	9,466

Liabilities of consolidated VIEs (CHF million)

Trading liabilities	0	466	466	202	1,148	1,350

Short-term borrowings	15	0	15	0	0	0

Long-term debt	193	1,717	1,910	1,211	4,063	5,274

Other liabilities	6	520	526	1,603	6,627	8,230

Total liabilities	214	2,703	2,917	3,016	11,838	14,854

Consolidated VIE assets and liabilities are shown net of intercompany eliminations.

Non-consolidated VIEs
The non-consolidated VIEs tables provide the carrying amounts and classification of the assets and liabilities of variable interests recorded in the Group’s consolidated balance sheets, maximum exposure to loss and total assets of the non-consolidated VIEs.

Maximum exposure to loss represents the variable interests of non-consolidated VIEs that are recorded by the Group (for example, direct holdings in vehicles, loans and other receivables), as well as notional amounts of guarantees and off-balance sheet commitments that have been extended to non-consolidated VIEs. Such amounts, particularly notional amounts of derivatives and guarantees, do not represent the anticipated losses in connection with these transactions as they do not take into consideration the effect of collateral, recoveries or the probability of loss. In addition, they exclude the effect of offsetting financial instruments that are held to mitigate these risks and have not been reduced by unrealized losses previously recorded by the Group in connection with guarantees or derivatives.

Total assets of the non-consolidated VIEs are related to the non-consolidated VIEs with whom the Group has variable interests. These amounts are typically unrelated to the exposures the Group has with the entity and are not amounts that are considered for risk management purposes.

Further provided in the footnotes to the following table is information about QSPEs, which are not included in the tabular amounts as they are not VIEs under current US GAAP, as well as other entities that the Group has sponsored but for which it has negligible continuing involvement or that continuing involvement takes the form of derivative assets, guarantees and revocable lines of credit maintained for fund vehicles that do not meet the definition of a variable interest under US GAAP.

Non-consolidated VIEs

			Financial intermediation

end of 4Q09	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	789	659	1,132	2,400	1,168	715	6,863

Net loans	694	12,255	3,651	2,148	4,401	537	23,686

Other assets	0	4	0	207	0	1	212

Total variable interest assets	1,483	12,918	4,783	4,755	5,569	1,253	30,761

Maximum exposure to loss (CHF million)

Maximum exposure to loss [1]	1,678	13,138	8,925	4,812	6,394	1,517	36,464

Non-consolidated VIE assets (CHF million)

Non-consolidated VIE assets [2,3]	20,150	5,098	37,015	50,593	24,638	13,157	150,651

1 Derivative assets and guarantees of CHF 89.4 billion and revocable lines of credit of CHF 18.8 billion that do not meet the definition of a variable interest are not included. 2 Assets of CHF 382.8 billion relating to entities that the Group sponsored but in which it does not have a variable interest are not included (CDO: CHF 71.9 billion; securitizations: CHF 111.0 billion; funds: CHF 180.0 billion; loans: CHF 16.1 billion; and other: CHF 3.8 billion). 3 Assets of CHF 211.0 billion relating to QSPEs are not included as they are not VIEs (CDO: CHF 0.4 billion; securitizations: CHF 210.4 billion; and loans: CHF 0.2 billion).

			Financial intermediation

end of 4Q08	CDO	CP Conduit	Securi- tizations	Funds	Loans	Other	Total

Variable interest assets (CHF million)

Trading assets	821	0	1,243	3,606	498	3,565	9,733

Net loans	605	1,162	1,956	2,964	5,930	330	12,947

Other assets	0	6	1	71	0	1	79

Total variable interest assets	1,426	1,168	3,200	6,641	6,428	3,896	22,759

Variable interest liabilities (CHF million)

Other liabilities	0	118	0	0	0	0	118

Total variable interest liabilities	0	118	0	0	0	0	118

Maximum exposure to loss (CHF million)

Maximum exposure to loss [1]	2,157	11,696	3,421	7,177	7,062	4,173	35,686

Non-consolidated VIE assets (CHF million)

Total non-consolidated VIE assets [2,3]	36,762	9,099	41,464	90,647	24,307	15,446	217,725

1 Derivative assets and guarantees of CHF 102.6 billion and revocable lines of credit of CHF 21.0 billion that do not meet the definition of a variable interest are not included. 2 Assets of CHF 439.0 billion relating to entities that the Group sponsored but in which it does not have a variable interest are not included (CDO: CHF 90.9 billion; securitizations: CHF 205.3 billion; funds: CHF 127.1 billion; loans: CHF 11.4 billion; and other: CHF 4.3 billion). 3 Assets of CHF 286.7 billion relating to QSPEs are not included as they are not VIEs (securitizations: CHF 285.7 billion; loans: CHF 0.2 billion; and other: CHF 0.8 billion).

Note 24 Fair value of financial instruments
The fair value of the majority of the Group’s financial instruments is based on quoted prices in active markets or observable inputs. These instruments include government and agency securities, certain CP, most investment grade corporate debt, certain high yield debt securities, exchange-traded and certain OTC derivative instruments and most listed equity securities.

In addition, the Group holds financial instruments for which no prices are available and which have little or no observable inputs. Further deterioration of financial markets could significantly impact the value of these financial instruments and the results of operations. For these instruments, the determination of fair value requires subjective assessment and varying degrees of judgment, depending on liquidity, concentration, pricing assumptions, the current economic and competitive environment and the risks affecting the specific instrument. In such circumstances, valuation is determined based on management’s own assumptions about the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. These instruments include certain OTC derivatives, most mortgage-related and CDO securities, certain equity derivatives and equity-linked securities, private equity investments, certain loans and credit products, including leveraged finance, certain syndicated loans and certain high-grade bonds, and life insurance instruments.

The fair value of financial assets and liabilities is impacted by factors such as benchmark interest rates, prices of financial instruments issued by third parties, commodity prices, foreign exchange rates and index prices or rates. In addition, valuation adjustments are an integral part of the valuation process when market prices are not indicative of the credit quality of a counterparty, and are applied to both OTC derivatives and debt instruments. The impact of changes in a counterparty’s credit spreads (known as credit valuation adjustments or CVA) is considered when measuring the fair value of assets and the impact of changes in the Group’s own credit spreads (known as debit valuation adjustments or DVA) is considered when measuring the fair value of its liabilities. For OTC derivatives, the impact of changes in both the Group’s and the counterparty’s credit standing is considered when measuring their fair value, based on current CDS prices. The adjustments also take into account contractual factors designed to reduce the Group’s credit exposure to a counterparty, such as collateral held and master netting agreements. For hybrid debt instruments with embedded derivative features, the impact of changes in the Group’s credit standing is considered when measuring their fair value, based on current funded debt spreads.

The Group has availed itself of the simplification in accounting offered under the fair value option, primarily in the Investment Banking and Asset Management segments. This has been accomplished generally by electing the fair value option, both at initial adoption and for subsequent transactions, on items impacted by the hedge accounting requirements of US GAAP. That is, for instruments for which there was an inability to achieve hedge accounting and for which we are economically hedged, we have elected the fair value option. Likewise, where we manage an activity on a fair value basis but previously have been unable to achieve fair value accounting, we have utilized the fair value option to align our risk management reporting to our financial accounting.

In April 2009, the FASB amended and expanded the disclosure requirements for the Group’s reporting of assets and liabilities measured at fair value on a recurring basis for level 3 for June 30, 2009, but did not require retrospective application. Comparable data was not presented in prior periods.

Fair value hierarchy
The levels of the fair value hierarchy are defined as follows:
– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group has the ability to access. This level of the fair value hierarchy provides the most reliable evidence of fair value and is used to measure fair value whenever available.

– Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly. These inputs include: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current or price quotations vary substantially either over time or among market makers, or in which little information is publicly available; (iii) inputs other than quoted prices that are observable for the asset or liability; or (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

– Level 3: Inputs that are unobservable for the asset or liability. These inputs reflect the Group’s own assumptions about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk). These inputs are developed based on the best information available in the circumstances, which include the Group’s own data. The Group’s own data used to develop unobservable inputs is adjusted if information indicates that market participants would use different assumptions.

For further information on the fair value of financial instruments and an overview of the Group’s valuation techniques applied to financial instruments, refer to Note 33 – Financial instruments in V – Consolidated financial statements – Credit Suisse Group in the Credit Suisse Annual Report 2008.

Assets and liabilities measured at fair value on a recurring basis

end of 4Q09	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	126,789	1,514	0		128,303

Debt	3,931	713	0	0		4,644

of which corporates	3,408	681	0	0		4,089

Equity	32,872	0	0	0		32,872

Securities received as collateral	36,803	713	0	0		37,516

Debt	93,078	54,357	11,980	0		159,415

of which foreign governments	60,439	10,721	39	0		71,199

of which corporates	3,585	32,094	5,391	0		41,070

of which RMBS	27,496	7,449	3,555	0		38,500

of which CMBS	0	1,119	1,957	0		3,076

Equity	86,329	13,714	488	0		100,531

Derivatives	6,474	693,368	11,192	(655,903)		55,131

of which credit instruments	0	63,864	4,339	–		–

Other	6,337	8,514	2,310	0		17,161

Trading assets	192,218	769,953	25,970	(655,903)		332,238

Debt	9,967	633	86	0		10,686

of which foreign governments	8,712	262	19	0		8,993

Equity	5	102	0	0		107

Investment securities	9,972	735	86	0		10,793

Private equity	0	35	3,823	0		3,858

of which equity funds	0	35	2,832	0		2,867

Hedge funds	0	1,179	475	0		1,654

of which debt funds	0	624	209	0		833

Other equity investments	1,538	4,121	7,907	0		13,566

of which private	0	3,902	7,905	0		11,807

Insurance products	0	0	2,048	0		2,048

Other investments	1,538	5,335	14,253	0		21,126

Loans	0	25,167	11,079	0		36,246

Other intangible assets (mortgage servicing rights)	0	0	30	0		30

Other assets	5,772	16,633	6,744	(24)		29,125

Total assets at fair value	246,303	945,325	59,676	(655,927)		595,377

Less other investments - equity at fair value attributable to noncontrolling interests	(1,297)	(331)	(7,011)	0		(8,639)

Assets at fair value attributable to shareholders	245,006	944,994	52,665	(655,927)		586,738

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Assets and liabilities measured at fair value on a recurring basis (continued)

end of 4Q09	Level 1	Level 2	Level 3	Netting impact	[1]	Total

Liabilities (CHF million)

Due to banks	0	4,695	0	0		4,695

Customer deposits	0	2,676	0	0		2,676

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	121,930	206	0		122,136

Debt	3,931	713	0	0		4,644

of which corporates	3,408	681	0	0		4,089

Equity	32,872	0	0	0		32,872

Obligations to return securities received as collateral	36,803	713	0	0		37,516

Debt	48,719	9,692	93	0		58,504

of which foreign governments	48,665	2,534	0	0		51,199

of which corporates	19	7,011	93	0		7,123

Equity	17,908	503	31	0		18,442

Derivatives	6,058	691,049	11,827	(652,399)		56,535

of which credit instruments	0	59,869	1,996	–		–

Trading liabilities	72,685	701,244	11,951	(652,399)		133,481

Short-term borrowings	0	3,219	164	0		3,383

Long-term debt	0	57,867	16,646	0		74,513

Other liabilities	246	26,253	3,995	(105)		30,389

Total liabilities at fair value	109,734	918,597	32,962	(652,504)		408,789

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Assets and liabilities measured at fair value on a recurring basis

end of 4Q08	Level 1	Level 2	Level 3	Netting impact	Total

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	164,743	0	0	164,743

Securities received as collateral	28,416	1,038	0	0	29,454

Trading assets	152,703	1,162,037	51,096	(1,023,058)	342,778

Investment securities	12,016	1,003	0	0	13,019

Other investments	1,183	4,808	18,875	0	24,866

Loans	0	18,005	14,309	0	32,314

Other intangible assets (mortgage servicing rights)	0	0	113	0	113

Other assets	4,017	16,524	13,645	(100)	34,086

Total assets at fair value	198,335	1,368,158	98,038	(1,023,158)	641,373

Less other investments - equity at fair value attributable to noncontrolling interests	(313)	(718)	(12,303)	0	(13,334)

Assets at fair value attributable to shareholders	198,022	1,367,440	85,735	(1,023,158)	628,039

Liabilities (CHF million)

Due to banks	0	3,361	3	0	3,364

Customer deposits	0	2,538	0	0	2,538

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	174,975	0	0	174,975

Obligations to return securities received as collateral	28,416	1,038	0	0	29,454

Trading liabilities	61,221	1,076,603	23,590	(1,006,949)	154,465

Short-term borrowings	0	2,195	350	0	2,545

Long-term debt	0	55,603	23,853	0	79,456

Other liabilities	0	21,758	3,251	(647)	24,362

Total liabilities at fair value	89,637	1,338,071	51,047	(1,007,596)	471,159

1 Derivative contracts are reported on a gross basis by level. The impact of netting represents legally enforceable counterparty netting agreements.

Assets and liabilities measured at fair value on a recurring basis for level 3

					Trading revenues			Other revenues

2009	Balance at beginning of period	Transfers in	Transfers out	Purchases, sales, issuances, settlements	On transfers in	On transfers out	On all other	On transfers in	On transfers out	On all other	Foreign currency translation impact	Balance at end of period

Assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	0	1,570	0	0	(58)	0	0	0	0	0	2	1,514

Debt	19,860	2,189	(3,693)	(7,002)	61	663	110	0	0	(2)	(206)	11,980

of which corporates	13,282	677	(2,332)	(7,114)	(9)	618	288	0	0	(2)	(17)	5,391

of which RMBS	2,426	754	(863)	834	(33)	19	540	0	0	0	(122)	3,555

of which CMBS	2,302	195	(154)	(82)	24	9	(266)	0	0	0	(71)	1,957

Equity	2,187	1,829	(1,510)	(1,905)	(133)	(41)	(26)	0	0	(5)	92	488

Derivatives	24,795	5,051	(8,994)	(10,134)	(1,389)	472	1,488	0	0	0	(97)	11,192

of which credit instruments	12,107	3,939	(4,649)	(5,955)	(1,230)	440	(378)	0	0	0	65	4,339

Other	4,254	276	(1,971)	(1,017)	17	103	726	0	0	1	(79)	2,310

Trading assets	51,096	9,345	(16,168)	(20,058)	(1,444)	1,197	2,298	0	0	(6)	(290)	25,970

Investment securities	0	0	0	47	0	0	35	0	0	0	4	86

Equity	16,933	1,981	(1,602)	(3,261)	0	0	10	(103)	(3)	(1,588)	(162)	12,205

Insurance products	1,942	9	0	314	1	0	(164)	0	0	0	(54)	2,048

Other investments	18,875	1,990	(1,602)	(2,947)	1	0	(154)	(103)	(3)	(1,588)	(216)	14,253

Loans	14,309	1,006	(1,424)	(3,686)	57	(328)	1,202	0	0	0	(57)	11,079

Other intangible assets	113	0	0	(48)	0	0	0	0	0	(36)	1	30

Other assets	13,645	1,068	(3,132)	(5,293)	(61)	528	58	0	0	0	(69)	6,744

Total assets at fair value	98,038	14,979	(22,326)	(31,985)	(1,505)	1,397	3,439	(103)	(3)	(1,630)	(625)	59,676

Liabilities (CHF million)

Due to banks	3	0	0	(3)	0	0	0	0	0	0	0	0

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	0	205	0	0	2	0	0	0	0	0	(1)	206

Trading liabilities	23,590	4,997	(8,686)	(7,925)	(857)	882	115	0	0	0	(165)	11,951

of which derivatives	23,455	4,706	(8,470)	(7,806)	(835)	892	43	0	0	0	(158)	11,827

Short-term borrowings	350	381	(5)	(795)	(3)	(1)	216	0	0	0	21	164

Long-term debt	23,853	1,864	(2,932)	(6,155)	168	343	(268)	0	0	0	(227)	16,646

Other liabilities	3,251	678	(1,603)	595	3	187	264	22	0	737	(139)	3,995

Total liabilities at fair value	51,047	8,125	(13,226)	(14,283)	(687)	1,411	327	22	0	737	(511)	32,962

Net assets/liabilities at fair value	46,991	6,854	(9,100)	(17,702)	(818)	(14)	3,112	(125)	(3)	(2,367)	(114)	26,714

Assets and liabilities measured at fair value on a recurring basis for level 3

2008	Derivatives, net	Private equity and other investments		Other		Total

Assets (CHF million)

Balance at beginning of period	5,631	17,737		49,569		72,937

Net realized/unrealized gains/(losses) included in net revenues	5,923	(2,023)		(20,583)		(16,683)

Purchases, sales, issuances and settlements	(6,637)	3,553		148		(2,936)

Transfers in and/or out of level 3	(3,303)	813		27,674		25,184

Foreign currency translation impact included in net revenues	(277)	(1,205)		(2,437)		(3,919)

Balance at end of period	1,337	18,875	[1]	54,371	[2]	74,583

Liabilities (CHF million)

Balance at beginning of period	–	–		32,374		32,374

Net realized/unrealized (gains)/losses included in net revenues	–	–		(5,795)		(5,795)

Purchases, sales, issuances and settlements	–	–		(4,123)		(4,123)

Transfers in and/or out of level 3	–	–		7,035		7,035

Foreign currency translation impact included in net revenues	–	–		(1,899)		(1,899)

Balance at end of period	–	–		27,592	[3]	27,592

Net	1,337	18,875		26,779		46,991

Total realized/unrealized gains/(losses) included in net revenues	5,923	(2,023)		(14,788)		(10,888)

1 Primarily private equity investments; includes also life finance contracts. 2 Includes primarily RMBS, CMBS, CDO and certain corporate, syndicated and leveraged lending. 3 Includes primarily structured notes.

Gains and losses on assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3)

	2009				2008

in	Trading revenues	Other revenues	Total revenues		Trading revenues	Other revenues	Total revenues

Gains and losses on assets and liabilities (CHF million)

Net realized/unrealized gains/(losses) included in net revenues	2,280	(2,495)	(215)	[1]	(8,768)	(2,120)	(10,888)	[1]

Whereof:

Unrealized gains/(losses) relating to assets and liabilities still held as of the reporting date	(2,506)	(2,354)	(4,860)		(2,726)	(3,210)	(5,936)

1 Excludes net realized/unrealized gains/(losses) attributable to foreign currency translation impact.

Both observable and unobservable inputs may be used to determine the fair value of positions that have been classified within level 3. As a result, the unrealized gains and losses for assets and liabilities within level 3 presented in the table above may include changes in fair value that were attributable to both observable and unobservable inputs.

The Group employs various economic hedging techniques in order to manage risks, including risks in level 3 positions. Such techniques may include the purchase or sale of financial instruments that are classified in levels 1 and/or 2. The realized and unrealized gains and losses for assets and liabilities in level 3 presented in the table above do not reflect the related realized or unrealized gains and losses arising on economic hedging instruments classified in levels 1 and/or 2.

Nonrecurring fair value changes
Certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, they are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, for example, when there is evidence of impairment. As of December 31, 2009 and December 31, 2008, CHF 1.1 billion and CHF 3.0 billion, respectively, of loans have been recorded at fair value on a nonrecurring basis, of which CHF 0.1 billion and CHF 0.3 billion, respectively, were classified as level 2 and CHF 1.0 billion and CHF 2.6 billion, respectively, were classified as level 3.

Fair value option
The following represents a change to the Group’s fair value elections beginning in 1Q08.
Long-term debt
The Group’s long-term debt includes debt issuances managed by its Global Treasury department that do not contain derivative features. The Group actively manages the interest rate risk on these instruments with derivatives; in particular, fixed-rate debt is hedged with receive-fixed, pay-floating interest rate swaps. Upon adoption of the fair value option, the Group availed itself of the simplification objective of the fair value option and elected fair value for this fixed-rate debt in order to achieve a similar financial reporting outcome as that achieved under hedge accounting per the guidance of US GAAP. Given the significant volatility due to changes in the Group’s credit spreads, the Group did not elect to apply the fair value option to fixed-rate debt issued by the Group in 1Q08 or subsequently and instead applied hedge accounting.

Difference between the aggregate fair value and the aggregate unpaid principal balances of loans and financial instruments

	4Q09			4Q08

end of	Aggregate fair value	Aggregate unpaid principal	Difference	Aggregate fair value	Aggregate unpaid principal	Difference

Loans (CHF million)

Non-performing loans (90 days or more past due)	168	273	(105)	131	229	(98)

Non-accrual loans	1,519	3,763	(2,244)	843	2,017	(1,174)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	128,303	127,575	728	164,743	163,683	1,060

Loans	36,246	33,672	2,574	32,314	37,327	(5,013)

Other assets	11,991	23,441	(11,450)	16,644	27,557	(10,913)

Due to banks and customer deposits	(1,868)	(1,870)	2	(1,384)	(1,430)	46

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(122,136)	(122,053)	(83)	(174,975)	(174,631)	(344)

Short-term borrowings	(3,383)	(3,439)	56	(2,545)	(3,146)	601

Long-term debt	(74,513)	(75,767)	1,254	(79,456)	(89,591)	10,135

Other liabilities	(6,197)	(8,531)	2,334	(2,637)	(5,184)	2,547

Gains and losses on financial instruments

	2009		2008

in	Net gains/ (losses)		Net gains/ (losses)

Financial instruments (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	1,363	[1]	11,399	[1]

Other trading assets	262	[2]	108	[2]

of which related to credit risk	0		40

Other investments	998	[3]	(404)	[3]

Loans	7,976	[2]	(4,028)	[2]

of which related to credit risk	5,255		(5,146)

Other assets	1,458	[1]	(6,509)	[2]

of which related to credit risk	549		(8,914)

Due to banks and customer deposits	(9)	[1]	(49)	[1]

of which related to credit risk	2		57

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(1,421)	[1]	(8,537)	[1]

Short-term borrowings	(778)	[2]	93	[2]

of which related to credit risk [4]	6		9

Long-term debt	(10,345)	[2]	10,906	[2]

of which related to credit risk [4]	(4,004)		4,989

Other liabilities	1,299	[2]	(1,542)	[2]

of which related to credit risk	1,125		(631)

1 Primarily recognized in net interest income. 2 Primarily recognized in trading revenues. 3 Primarily recognized in other revenues. 4 Changes in fair value related to credit risk is due to the change in the Group's own credit spreads. Other changes in fair value are attributable to changes in foreign currency exchange rates and interest rates, as well as movements in the reference price or index for structured notes. Changes in fair value on Credit Suisse vanilla debt related to credit risk were CHF (4,458) million and CHF 4,989 million in 2009 and 2008, respectively.

Fair value measurements of investments in certain entities that calculate net asset value per share
Fair value, unfunded commitments and term of redemption conditions

			Redemption frequency - on demand (by redemption notice period)				Redemption frequency - monthly (by redemption notice period)				Redemption frequency - quarterly (by redemption notice period)				Redemption frequency - annually (by redemption notice period)

end of 4Q09	Non-redeemable		Less than 30 days	30-45 days	45-60 days	More than 60 days	Less than 30 days	30-45 days	45-60 days	More than 60 days	Less than 30 days	30-45 days	45-60 days	More than 60 days	Less than 30 days	30-45 days	45-60 days	More than 60 days	Total fair value	Unfunded commit- ments

Fair value and unfunded commitments (CHF million)

Debt funds	29		65	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	94	0

Equity funds	121		3,229	0	0	0	1,381	782	219	673	112	71	259	238	116	0	0	922	8,123	0

Equity funds sold short	0		(6)	0	0	0	0	(32)	0	(3)	0	0	(4)	0	0	0	0	0	(45)	0

Total funds held in trading assets and liabilities	150		3,288	0	0	0	1,381	750	219	670	112	71	255	238	116	0	0	922	8,172	0

Debt funds	189		0	0	0	15	0	4	0	20	0	0	0	611	0	0	0	0	839	0

Equity funds	0		101	0	0	0	0	5	0	10	0	2	24	63	0	0	0	0	205	0

Real estate funds	0		0	0	0	0	0	0	0	0	0	0	0	119	0	0	0	10	129	0

Others	1		10	0	0	0	43	0	23	0	0	22	0	54	0	0	0	334	487	0

Hedge funds	190		111	0	0	15	43	9	23	30	0	24	24	847	0	0	0	344	1,660	0

Debt funds	18		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	18	22

Equity funds	3,313		0	0	0	0	0	0	35	0	0	0	0	0	0	0	0	0	3,348	1,480

Real estate funds	169		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	169	85

Others	722		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	722	222

Private equities	4,222		0	0	0	0	0	0	35	0	0	0	0	0	0	0	0	0	4,257	1,809

Equity method investments	1,526		0	0	0	0	0	16	0	0	0	0	0	0	0	0	0	0	1,542	0

Total funds held in other investments	5,938		111	0	0	15	43	25	58	30	0	24	24	847	0	0	0	344	7,459	1,809

Total Fair value	6,088	[1]	3,399	0	0	15	1,424	775	277	700	112	95	279	1,085	116	0	0	1,266	15,631	1,809	[2]

1 Includes CHF 2,631 million attributable to noncontrolling interests. 2 Includes CHF 795 million attributable to noncontrolling interests.

Disclosures about fair value of financial instruments
US GAAP requires the disclosure of the fair values of financial instruments for which it is practicable to estimate those values, whether or not they are recognized in the consolidated financial statements, excluding all non-financial instruments such as lease transactions, real estate, premises and equipment, equity method investments and pension and benefit obligations.

Book and estimated fair values of financial instruments

	4Q09		4Q08

end of	Book value	Fair value	Book value	Fair value

Financial assets (CHF million)

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	209,499	209,499	269,028	269,029

Securities received as collateral	37,516	37,516	29,454	29,454

Trading assets	332,238	332,238	342,778	342,778

Investment securities	11,232	11,232	13,823	13,823

Loans	237,180	239,756	235,797	237,858

Other financial assets [1]	177,891	177,948	251,104	250,949

Financial liabilities (CHF million)

Due to banks and deposits	322,908	322,897	355,169	354,728

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	191,687	191,687	243,370	243,336

Obligation to return securities received as collateral	37,516	37,516	29,454	29,454

Trading liabilities	133,481	133,481	154,465	154,465

Short-term borrowings	7,645	7,645	10,964	10,933

Long-term debt	159,365	159,093	150,714	147,787

Other financial liabilities [2]	130,180	130,180	177,264	177,251

1 Primarily includes cash and due from banks, interest-bearing deposits with banks, brokerage receivables, loans held-for-sale, cash collateral on derivative instruments, interest and fee receivables and non-marketable equity securities. 2 Primarily includes brokerage payables, cash collateral on derivative instruments and interest and fee payables.

Note 25 Assets pledged or assigned
Assets pledged or assigned

end of	4Q09	4Q08

Assets pledged or assigned (CHF million)

Book value of assets pledged or assigned as collateral	222,050	165,406

of which assets provided with the right to sell or repledge	141,634	89,915

Fair value of collateral received with the right to sell or repledge	337,448	515,655

of which sold or repledged	300,665	452,875

The Group received collateral in connection with resale agreements, securities lending and loans, derivative transactions and margined broker loans. A substantial portion of the collateral received by the Group was sold or repledged in connection with repurchase agreements, securities sold but not yet purchased, securities borrowings and loans, pledges to clearing organizations, segregation requirements under securities laws and regulations, derivative transactions and bank loans.

Note 26 Subsidiary guarantee information
On March 26, 2007, the Group and the Bank issued full, unconditional and several guarantees of Credit Suisse (USA), Inc.’s outstanding US SEC-registered debt securities. In accordance with the guarantees, if Credit Suisse (USA), Inc. fails to make any timely payment under the agreements governing such debt securities, the holders of the debt securities may demand payment from either the Group or the Bank, without first proceeding against Credit Suisse (USA), Inc. The guarantee from the Group is subordinated to senior liabilities. Credit Suisse (USA), Inc. is an indirect, wholly owned subsidiary of the Group.

Condensed consolidating statements of operations

in 4Q09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	1,840	3,235		5,075	59	115		5,249

Interest expense	(939)	(2,329)		(3,268)	(58)	(9)		(3,335)

Net interest income	901	906		1,807	1	106		1,914

Commissions and fees	1,022	2,672		3,694	3	245		3,942

Trading revenues	(117)	859		742	0	(194)		548

Other revenues	(17)	354		337	806	(832)		311

Net revenues	1,789	4,791		6,580	810	(675)		6,715

Provision for credit losses	3	(55)		(52)	0	12		(40)

Compensation and benefits	657	1,756		2,413	5	49		2,467

General and administrative expenses	383	1,872		2,255	12	31		2,298

Commission expenses	80	419		499	0	31		530

Total other operating expenses	463	2,291		2,754	12	62		2,828

Total operating expenses	1,120	4,047		5,167	17	111		5,295

Income/(loss) from continuing operations before taxes	666	799		1,465	793	(798)		1,460

Income tax expense/(benefit)	274	165		439	0	22		461

Income/(loss) from continuing operations	392	634		1,026	793	(820)		999

Income/(loss) from discontinued operations, net of tax	0	0		0	0	0		0

Net income/(loss)	392	634		1,026	793	(820)		999

Less net income/(loss) attributable to noncontrolling interests	(14)	107		93	0	113		206

Net income/(loss) attributable to shareholders	406	527		933	793	(933)		793

of which from continuing operations	406	527		933	793	(933)		793

of which from discontinued operations	0	0		0	0	0		0

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 4Q08	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	3,953	6,201		10,154	94	21		10,269

Interest expense	(2,306)	(5,270)		(7,576)	(87)	50		(7,613)

Net interest income	1,647	931		2,578	7	71		2,656

Commissions and fees	797	2,129		2,926	4	251		3,181

Trading revenues	(2,329)	(4,412)		(6,741)	0	5		(6,736)

Other revenues	(2,697)	(725)		(3,422)	(5,978)	5,831		(3,569)

Net revenues	(2,582)	(2,077)		(4,659)	(5,967)	6,158		(4,468)

Provision for credit losses	0	485		485	0	1		486

Compensation and benefits	877	2,234		3,111	(8)	(76)		3,027

General and administrative expenses	1,518	808		2,326	82	365		2,773

Commission expenses	110	430		540	0	53		593

Total other operating expenses	1,628	1,238		2,866	82	418		3,366

Total operating expenses	2,505	3,472		5,977	74	342		6,393

Income/(loss) from continuing operations before taxes	(5,087)	(6,034)		(11,121)	(6,041)	5,815		(11,347)

Income tax expense/(benefit)	(626)	(2,607)		(3,233)	(17)	75		(3,175)

Income/(loss) from continuing operations	(4,461)	(3,427)		(7,888)	(6,024)	5,740		(8,172)

Income/(loss) from discontinued operations, net of tax	0	(538)		(538)	0	0		(538)

Net income/(loss)	(4,461)	(3,965)		(8,426)	(6,024)	5,740		(8,710)

Less net income/(loss) attributable to noncontrolling interests	(2,386)	(578)		(2,964)	0	278		(2,686)

Net income/(loss) attributable to shareholders	(2,075)	(3,387)		(5,462)	(6,024)	5,462		(6,024)

of which from continuing operations	(2,075)	(2,849)		(4,924)	(6,024)	5,462		(5,486)

of which from discontinued operations	0	(538)		(538)	0	0		(538)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 2009	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	8,947	15,575		24,522	256	510		25,288

Interest expense	(4,949)	(13,204)		(18,153)	(250)	6		(18,397)

Net interest income	3,998	2,371		6,369	6	516		6,891

Commissions and fees	3,548	9,222		12,770	10	970		13,750

Trading revenues	2,956	9,208		12,164	0	(13)		12,151

Other revenues	(836)	1,526		690	6,707	(6,895)		502

Net revenues	9,666	22,327		31,993	6,723	(5,422)		33,294

Provision for credit losses	24	436		460	0	46		506

Compensation and benefits	4,613	10,093		14,706	31	276		15,013

General and administrative expenses	1,981	5,641		7,622	(19)	98		7,701

Commission expenses	356	1,492		1,848	0	149		1,997

Total other operating expenses	2,337	7,133		9,470	(19)	247		9,698

Total operating expenses	6,950	17,226		24,176	12	523		24,711

Income/(loss) from continuing operations before taxes	2,692	4,665		7,357	6,711	(5,991)		8,077

Income tax expense/(benefit)	1,403	391		1,794	(13)	54		1,835

Income/(loss) from continuing operations	1,289	4,274		5,563	6,724	(6,045)		6,242

Income/(loss) from discontinued operations, net of tax	0	169		169	0	0		169

Net income/(loss)	1,289	4,443		5,732	6,724	(6,045)		6,411

Less net income/(loss) attributable to noncontrolling interests	(858)	161		(697)	0	384		(313)

Net income/(loss) attributable to shareholders	2,147	4,282		6,429	6,724	(6,429)		6,724

of which from continuing operations	2,147	4,113		6,260	6,724	(6,429)		6,555

of which from discontinued operations	0	169		169	0	0		169

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of operations

in 2008	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Condensed consolidating statements of operations (CHF million)

Interest and dividend income	18,251	28,851		47,102	403	434		47,939

Interest expense	(14,179)	(25,010)		(39,189)	(401)	187		(39,403)

Net interest income	4,072	3,841		7,913	2	621		8,536

Commissions and fees	3,565	10,075		13,640	18	1,154		14,812

Trading revenues	(3,346)	(6,994)		(10,340)	0	460		(9,880)

Other revenues	(2,419)	(1,489)		(3,908)	(8,058)	7,766		(4,200)

Net revenues	1,872	5,433		7,305	(8,038)	10,001		9,268

Provision for credit losses	4	793		797	0	16		813

Compensation and benefits	3,855	9,103		12,958	72	224		13,254

General and administrative expenses	1,518	5,781		7,299	106	404		7,809

Commission expenses	353	1,737		2,090	1	203		2,294

Total other operating expenses	1,871	7,518		9,389	107	607		10,103

Total operating expenses	5,726	16,621		22,347	179	831		23,357

Income/(loss) from continuing operations before taxes	(3,858)	(11,981)		(15,839)	(8,217)	9,154		(14,902)

Income tax expense/(benefit)	(637)	(4,285)		(4,922)	1	325		(4,596)

Income/(loss) from continuing operations	(3,221)	(7,696)		(10,917)	(8,218)	8,829		(10,306)

Income/(loss) from discontinued operations, net of tax	0	(531)		(531)	0	0		(531)

Net income/(loss)	(3,221)	(8,227)		(11,448)	(8,218)	8,829		(10,837)

Less net income/(loss) attributable to noncontrolling interests	(2,338)	(1,041)		(3,379)	0	760		(2,619)

Net income/(loss) attributable to shareholders	(883)	(7,186)		(8,069)	(8,218)	8,069		(8,218)

of which from continuing operations	(883)	(6,655)		(7,538)	(8,218)	8,069		(7,687)

of which from discontinued operations	0	(531)		(531)	0	0		(531)

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 4Q09	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	1,989	50,546		52,535	11	(689)		51,857

Interest-bearing deposits with banks	26,464	(24,264)		2,200	0	(1,023)		1,177

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	135,573	72,805		208,378	0	1,121		209,499

Securities received as collateral	42,480	(5,109)		37,371	0	145		37,516

Trading assets	127,563	203,744		331,307	0	931		332,238

Investment securities	0	9,190		9,190	29	2,013		11,232

Other investments	11,150	12,397		23,547	40,301	(39,855)		23,993

Net loans	13,011	208,441		221,452	7,746	7,982		237,180

Premises and equipment	968	4,933		5,901	0	535		6,436

Goodwill	654	7,478		8,132	0	1,135		9,267

Other intangible assets	57	261		318	0	10		328

Brokerage receivables	16,654	25,218		41,872	0	88		41,960

Other assets	9,284	58,995		68,279	303	162		68,744

Total assets	385,847	624,635		1,010,482	48,390	(27,445)		1,031,427

Liabilities and equity (CHF million)

Due to banks	143	49,938		50,081	8,015	(21,882)		36,214

Customer deposits	0	258,697		258,697	0	27,997		286,694

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	148,150	43,437		191,587	0	100		191,687

Obligation to return securities received as collateral	42,480	(5,109)		37,371	0	145		37,516

Trading liabilities	31,165	103,710		134,875	0	(1,394)		133,481

Short-term borrowings	45,426	(39,368)		6,058	0	1,587		7,645

Long-term debt	34,886	121,790		156,676	2,722	(33)		159,365

Brokerage payables	41,098	18,034		59,132	0	(167)		58,965

Other liabilities	14,716	55,538		70,254	136	1,142		71,532

Total liabilities	358,064	606,667		964,731	10,873	7,495		983,099

Total shareholders' equity	19,246	11,982		31,228	37,517	(31,228)		37,517

Noncontrolling interests	8,537	5,986		14,523	0	(3,712)		10,811

Total equity	27,783	17,968		45,751	37,517	(34,940)		48,328

Total liabilities and equity	385,847	624,635		1,010,482	48,390	(27,445)		1,031,427

1 Includes eliminations and consolidation adjustments.

Condensed consolidating balance sheets

end of 4Q08	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Assets (CHF million)

Cash and due from banks	2,638	87,883		90,521	14	(500)		90,035

Interest-bearing deposits with banks	36,976	(33,084)		3,892	0	(1,880)		2,012

Central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	196,058	72,955		269,013	0	15		269,028

Securities received as collateral	35,428	(5,673)		29,755	0	(301)		29,454

Trading assets	113,778	227,603		341,381	0	1,397		342,778

Investment securities	17	11,664		11,681	29	2,113		13,823

Other investments	16,845	10,063		26,908	35,548	(35,454)		27,002

Net loans	832	219,560		220,392	9,068	6,337		235,797

Premises and equipment	908	4,881		5,789	0	561		6,350

Goodwill	670	7,525		8,195	0	1,135		9,330

Other intangible assets	143	269		412	0	11		423

Brokerage receivables	17,881	39,618		57,499	0	(1)		57,498

Other assets	12,373	72,835		85,208	448	141		85,797

Assets of discontinued operations held-for-sale	0	1,023		1,023	0	0		1,023

Total assets	434,547	717,122		1,151,669	45,107	(26,426)		1,170,350

Liabilities and equity (CHF million)

Due to banks	339	74,609		74,948	8,086	(24,851)		58,183

Customer deposits	0	267,010		267,010	0	29,976		296,986

Central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	191,441	52,529		243,970	0	(600)		243,370

Obligation to return securities received as collateral	35,428	(5,673)		29,755	0	(301)		29,454

Trading liabilities	40,523	113,195		153,718	0	747		154,465

Short-term borrowings	31,044	(20,862)		10,182	0	782		10,964

Long-term debt	34,140	114,410		148,550	4,536	(2,372)		150,714

Brokerage payables	56,921	36,505		93,426	0	(103)		93,323

Other liabilities	12,977	70,112		83,089	183	1,526		84,798

Liabilities of discontinued operations held-for-sale	0	872		872	0	0		872

Total liabilities	402,813	702,707		1,105,520	12,805	4,804		1,123,129

Total shareholders' equity	18,314	8,554		26,868	32,302	(26,868)		32,302

Noncontrolling interests	13,420	5,861		19,281	0	(4,362)		14,919

Total equity	31,734	14,415		46,149	32,302	(31,230)		47,221

Total liabilities and equity	434,547	717,122		1,151,669	45,107	(26,426)		1,170,350

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows

in 2009	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	(29,040)	16,834		(12,206)	6,825	(8,805)		(14,186)

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	9,620	(8,036)		1,584	(1,038)	180		726

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	55,753	(245)		55,508	0	(1,105)		54,403

Purchase of investment securities	0	(67)		(67)	0	(2,122)		(2,189)

Proceeds from sale of investment securities	331	560		891	0	0		891

Maturities of investment securities	0	2,209		2,209	0	2,249		4,458

Investments in subsidiaries and other investments	(1,036)	(925)		(1,961)	(6,530)	6,584		(1,907)

Proceeds from sale of other investments	610	1,309		1,919	0	(209)		1,710

(Increase)/decrease in loans	(12,266)	15,956		3,690	588	(112)		4,166

Proceeds from sales of loans	0	992		992	0	0		992

Capital expenditures for premises and equipment and other intangible assets	(287)	(1,087)		(1,374)	0	(13)		(1,387)

Proceeds from sale of premises and equipment and other intangible assets	0	3		3	0	0		3

Other, net	(8)	177		169	(5)	41		205

Net cash provided by/(used in) investing activities of continuing operations	52,717	10,846		63,563	(6,985)	5,493		62,071

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	(188)	(30,139)		(30,327)	(60)	1,297		(29,090)

Increase/(decrease) in short-term borrowings	15,675	(12,416)		3,259	0	839		4,098

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(38,671)	(8,683)		(47,354)	0	700		(46,654)

Issuances of long-term debt	9,046	52,421		61,467	56	1,306		62,829

Repayments of long-term debt	(9,452)	(61,609)		(71,061)	(500)	(911)		(72,472)

Issuances of common shares	0	(13)		(13)	29	1		17

Sale of treasury shares	0	1,695		1,695	752	15,210		17,657

Repurchase of treasury shares	0	(2,150)		(2,150)	(2,531)	(14,338)		(19,019)

Dividends paid/capital repayments	(32)	(225)		(257)	(111)	(7)		(375)

Other, net	(640)	(2,807)		(3,447)	1,485	62		(1,900)

Net cash provided by/(used in) financing activities of continuing operations	(24,262)	(63,926)		(88,188)	(880)	4,159		(84,909)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(64)	(1,091)		(1,155)	1,037	(1,036)		(1,154)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(649)	(37,337)		(37,986)	(3)	(189)		(38,178)

Cash and due from banks at beginning of period	2,638	87,883		90,521	14	(500)		90,035

Cash and due from banks at end of period	1,989	50,546		52,535	11	(689)		51,857

1 Includes eliminations and consolidation adjustments.

Condensed consolidating statements of cash flows

in 2008	Credit Suisse (USA), Inc.	Bank parent company and other subsidiaries	[1]	Bank	Group parent company	Other Group subsidiaries	[1]	Credit Suisse Group

Operating activities of continuing operations (CHF million)

Net cash provided by/(used in) operating activities of continuing operations	48,161	85,587		133,748	(8,816)	4,939		129,871

Investing activities of continuing operations (CHF million)

(Increase)/decrease in interest-bearing deposits with banks	9,046	(8,839)		207	(1,038)	1,812		981

(Increase)/decrease in central bank funds sold, securities purchased under resale agreements and securities borrowing transactions	(24,736)	37,021		12,285	0	350		12,635

Purchase of investment securities	0	(510)		(510)	0	(1,217)		(1,727)

Proceeds from sale of investment securities	0	55		55	0	0		55

Maturities of investment securities	0	2,365		2,365	0	303		2,668

Investments in subsidiaries and other investments	(1,569)	(2,259)		(3,828)	8,410	(8,441)		(3,859)

Proceeds from sale of other investments	1,448	1,067		2,515	1,576	(1,417)		2,674

(Increase)/decrease in loans	24	(10,465)		(10,441)	(23)	3,543		(6,921)

Proceeds from sales of loans	0	596		596	0	0		596

Capital expenditures for premises and equipment and other intangible assets	(327)	(1,073)		(1,400)	0	(73)		(1,473)

Proceeds from sale of premises and equipment and other intangible assets	1	3		4	0	37		41

Other, net	67	74		141	10	4		155

Net cash provided by/(used in) investing activities of continuing operations	(16,046)	18,035		1,989	8,935	(5,099)		5,825

Financing activities of continuing operations (CHF million)

Increase/(decrease) in due to banks and customer deposits	279	(57,860)		(57,581)	(98)	2,391		(55,288)

Increase/(decrease) in short-term borrowings	(15,949)	8,385		(7,564)	0	(3,843)		(11,407)

Increase/(decrease) in central bank funds purchased, securities sold under repurchase agreements and securities lending transactions	(9,764)	(31,211)		(40,975)	0	(505)		(41,480)

Issuances of long-term debt	1,366	105,056		106,422	0	1,216		107,638

Repayments of long-term debt	(10,292)	(75,204)		(85,496)	1	(1,072)		(86,567)

Issuances/(repayments) of trust preferred securities	0	111		111	0	(113)		(2)

Issuances of common shares	0	2,958		2,958	2,581	(2,992)		2,547

Sale of treasury shares	0	1,040		1,040	764	24,760		26,564

Repurchase of treasury shares	0	(1,021)		(1,021)	(1,472)	(22,539)		(25,032)

Dividends paid/capital repayments	0	(3,002)		(3,002)	(2,769)	2,825		(2,946)

Other, net	1,798	3,824		5,622	(151)	(1,528)		3,943

Net cash provided by/(used in) financing activities of continuing operations	(32,562)	(46,924)		(79,486)	(1,144)	(1,400)		(82,030)

Effect of exchange rate changes on cash and due from banks (CHF million)

Effect of exchange rate changes on cash and due from banks	(192)	(1,824)		(2,016)	1,032	(1,088)		(2,072)

Net cash provided by/(used in) discontinued operations (CHF million)

Net cash provided by/(used in) discontinued operations	0	(18)		(18)	0	0		(18)

Net increase/(decrease) in cash and due from banks (CHF million)

Net increase/(decrease) in cash and due from banks	(639)	54,856		54,217	7	(2,648)		51,576

Cash and due from banks at beginning of period	3,118	33,186		36,304	7	2,148		38,459

Cash and due from banks at end of period	2,479	88,042		90,521	14	(500)		90,035

1 Includes eliminations and consolidation adjustments.

Note 27 Litigation
The Group is involved in a number of judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Some of these actions have been brought on behalf of various classes of claimants and seek damages of material and/or indeterminate amounts. The Group believes, based on currently available information and advice of counsel, that the results of such proceedings, in the aggregate, will not have a material adverse effect on its financial condition but might be material to operating results for any particular period, depending, in part, upon the operating results for such period. The Group believes that the reasonably possible losses relating to such claims in excess of its provisions are either not material or not estimable.

The Group accrues for legal costs (including fees and expenses of external lawyers and other service providers) in connection with certain judicial, regulatory and arbitration proceedings when such costs are probable and reasonably estimable.

It is inherently difficult to predict the outcome of many of these matters. In presenting the condensed consolidated financial statements, management makes estimates regarding the outcome of these matters, records a reserve and takes a charge to income when losses with respect to such matters are probable and can be reasonably estimated. Estimates, by their nature, are based on judgment and currently available information and involve a variety of factors, including, but not limited to, the type and nature of the litigation, claim or proceeding, the progress of the matter, the advice of legal counsel, the Group’s defenses and its experience in similar cases or proceedings, as well as its assessment of matters, including settlements, involving other defendants in similar or related cases or proceedings.

Further charges or releases of litigation reserves may be necessary in the future as developments in such litigation, claims or proceedings warrant.
Investor information
Investor information
Investor information
Share data

	in / end of

	2009		2008	2007	2006

Share price (common shares, CHF)

Average	45.65		48.87	83.02	73.13

Minimum	22.48		24.90	61.90	62.70

Maximum	60.40		66.95	95.45	85.35

End of period	51.20		28.50	68.10	85.25

Share price (American Depository Shares, USD)

Average	42.61		45.48	68.97	58.46

Minimum	19.04		19.01	55.93	50.07

Maximum	59.84		59.76	79.03	70.00

End of period	49.16		28.26	60.10	69.85

Market capitalization

Market capitalization (CHF million)	60,691		33,762	76,024	99,949

Market capitalization (USD million)	58,273		33,478	67,093	81,894

Dividend per share (CHF)

Dividend per share paid	2.00	[1]	0.10	2.50	2.24

Par value reduction	–		–	–	0.46

1 Proposal of the Board of Directors to the Annual General Meeting on April 30, 2010.

Ticker symbols / stock exchange listings

	Common shares	ADS	[1]

Ticker symbols

Bloomberg	CSGN VX	CS US

Reuters	CSGN.VX	CS.N

Telekurs	CSGN,380	CS,065

Stock exchange listings

Swiss security number	1213853	570660

ISIN number	CH0012138530	US2254011081

CUSIP number	–	225 401 108

1 One American Depositary Share (ADS) represents one common share.

Bond ratings

as of February 5, 2010	Moody's	Standard & Poor's	Fitch Ratings

Credit Suisse Group ratings

Short-term	P-1	A-1	F1+

Long-term	Aa2	A	AA-

Outlook	Negative	Stable	Negative

Credit Suisse (the Bank) ratings

Short-term	P-1	A-1	F1+

Long-term	Aa1	A+	AA-

Outlook	Negative	Stable	Negative

Financial calendar and information sources

Financial calendar

First quarter 2010 results	Thursday, April 22, 2010

Annual General Meeting	Friday, April 30, 2010

Investor relations

Phone	+41 44 333 71 49

E-mail	investor.relations@credit-suisse.com

Internet	www.credit-suisse.com/investors

Media relations

Phone	+41 844 33 88 44

E-mail	media.relations@credit-suisse.com

Internet	www.credit-suisse.com/news

Additional information

Results and financial information	www.credit-suisse.com/results

Printed copies	Credit Suisse AG

Procurement Non-IT Switzerland

RSCP 1 / Publikationenversand

CH-8070 Zurich

Switzerland

US share register and transfer agent

ADR depositary bank	Deutsche Bank Trust Company Americas

Address	Credit Suisse, c/o

American Stock Transfer & Trust Co.

Peck Slip Station

P.O. Box 2050

New York, NY 10272-2050

United States

US and Canada phone (toll free)	+1 800 301 35 17

Phone from outside US and Canada	+1 718 921 81 37

E-mail	DB@amstock.com

Swiss share register and transfer agent

Address	Credit Suisse Group AG

Dept. RXS

CH-8070 Zurich

Switzerland

Phone	+41 44 332 26 60

Fax	+41 44 332 98 96

Foreign currency translation rates

	End of			Average in			Average in

	4Q09	3Q09	4Q08	4Q09	3Q09	4Q08	2009	2008

1 USD / 1 CHF	1.03	1.04	1.06	1.02	1.06	1.14	1.08	1.08

1 EUR / 1 CHF	1.49	1.52	1.49	1.51	1.52	1.52	1.51	1.58

1 GBP / 1 CHF	1.66	1.66	1.53	1.66	1.74	1.82	1.68	2.00

100 JPY / 1 CHF	1.12	1.16	1.17	1.14	1.14	1.17	1.16	1.05

Cautionary statement regarding forward-looking information
This report contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act. In addition, in the future we, and others on our behalf, may make statements that constitute forward-looking statements. Such forward-looking statements may include, without limitation, statements relating to the following:

– our plans, objectives or goals;
– our future economic performance or prospects;
– the potential effect on our future performance of certain contingencies; and
– assumptions underlying any such statements.

Words such as “believes,” “anticipates,” “expects,” “intends” and “plans” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We do not intend to update these forward-looking statements except as may be required by applicable securities laws.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that predictions, forecasts, projections and other outcomes described or implied in forward-looking statements will not be achieved. We caution you that a number of important factors could cause results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include:

– the ability to maintain sufficient liquidity and access capital markets;
– market and interest rate fluctuations;
– the strength of the global economy in general and the strength of the economies of the countries in which we conduct our operations, in particular the risk of a continued US or global economic downturn in 2010 and beyond;

– the direct and indirect impacts of continuing deterioration of subprime and other real estate markets;
– further adverse rating actions by credit rating agencies in respect of structured credit products or other credit-related exposures or of monoline insurers;
– the ability of counterparties to meet their obligations to us;
– the effects of, and changes in, fiscal, monetary, trade and tax policies, and currency fluctuations;
– political and social developments, including war, civil unrest or terrorist activity;
– the possibility of foreign exchange controls, expropriation, nationalization or confiscation of assets in countries in which we conduct our operations;
– operational factors such as systems failure, human error, or the failure to implement procedures properly;
– actions taken by regulators with respect to our business and practices in one or more of the countries in which we conduct our operations;
– the effects of changes in laws, regulations or accounting policies or practices;
– competition in geographic and business areas in which we conduct our operations;
– the ability to retain and recruit qualified personnel;
– the ability to maintain our reputation and promote our brand;
– the ability to increase market share and control expenses;
– technological changes;
– the timely development and acceptance of our new products and services and the perceived overall value of these products and services by users;
– acquisitions, including the ability to integrate acquired businesses successfully, and divestitures, including the ability to sell non-core assets;
– the adverse resolution of litigation and other contingencies;
– the ability to achieve our cost efficiency goals and other cost targets; and
– our success at managing the risks involved in the foregoing.

We caution you that the foregoing list of important factors is not exclusive. When evaluating forward-looking statements, you should carefully consider the foregoing factors and other uncertainties and events, as well as the information set forth in our Annual Report 2008 – Additional Information – Risk Factors.

Design: www.arnold.inhaltundform.com
Production: Management Digital Data AG, Zurich
Printer: NZZ Fretz AG, Zurich

For a detailed presentation of Credit Suisse Group’s financial statements 2008, its company structure, risk management, corporate governance and an in-depth review of its operating and financial results, refer to the Annual Report 2008. For a summary of our performance during the business year and a close look at innovation through examples from various areas of the bank, refer to our Business Review 2008. For information on how the Bank assumes its responsibilities when conducting its business activities, including its commitments toward the environment and various stakeholders within society, refer to the Corporate Citizenship Report 2008.

CREDIT SUISSE

CREDIT SUISSE GROUP AG
Paradeplatz 8
8070 Zurich
Switzerland
Phone +41 44 212 16 16

www.credit-suisse.com

5520154 English